Registration No. 024-10363

SECURITIES AND EXCHANGE COMMISSION

POST QUALIFICATION AMENDMENT NO. 4
TO
FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER

THE SECURITIES ACT OF 1933

STEUBEN TRUST CORPORATION
(Exact name of issuer as specified in its charter)

NEW YORK
(State or other jurisdiction of incorporation or organization)

One Steuben Square, Hornell, New York 14843-1699
(607) 324-5010

(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

Christine C. Lachnicht, Esq.
UNDERBERG & KESSLER LLP
300 Bausch & Lomb Place
Rochester, New York 14604
(585) 258-2800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6060	16-1368310
Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I
NOTIFICATION

Item 1.   Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) and (b):   The Issuer's Directors and Officers:

Name	Business Address	Residence Address
Robert U. Blades, Jr. Director	Blades Holding Company, Inc. Hornell, New York 14843	1609 Heather Heights Hornell, New York 14843
Brenda L. Copeland President, Chief Executive Officer and Director	One Steuben Square Hornell, New York 14843-1699	5863 Dineen Road Hornell, New York 14843
Michael E. Davidson Director	Davidson's Furniture 161 Main Street Hornell, NY 14843	212 Main Street Hornell, NY 14843
Charles M. Edmondson Director	Alfred University Saxon Drive, Carnegie Hall Alfred, New York 14802	71 Pine Hill Drive Alfred, New York 14802
Mary E. Hilfiger Corporate Secretary	One Steuben Square Hornell, New York 14843-1699	80 Bennett Street Hornell, New York 14843
Stoner E. Horey Director	(Not applicable)	3461 Pierce Road Canisteo, New York 14823
L. Victor Myers Director	(Not applicable)	8067 Gleason Road Lima, NY 14485
James P. Nicoloff Executive Vice President, Treasurer and Chief Financial Officer	One Steuben Square Hornell, New York 14843-1699	62 Maple Street Hornell, New York 14843
Charles D. Oliver Director	Charles F. Oliver & Son 17 South Church Street Canaseraga, New York 14822	8 North Street Canaseraga, New York 14822
Amanda S. Parker Director	Parker & Lubanski, CPAs. LLP 1 Lake Street, Suite 203 Perry, New York 14530	68 Covington Street Perry, New York 14530
David A. Shults Chairman of the Board and Director	Shults & Shults 9 Seneca Street Hornell, New York 14843	66 Maple Street Hornell, New York 14843
Eric Shults Director	Shults & Shults 9 Seneca Street Hornell, New York 14843	427 Seneca Road Hornell, New York 14843
Sherry C. Walton Director	(not applicable)	4165 Grandview Avenue Wellsville, New York 14895
Brian L. Wilkins	Wilkins RV 7520 State Route 415 Bath, New York 14810	423 Seneca Road Hornell, New York 14843

(c)   The Issuer has no general partners.

(d)   The record owners of 5% or more of any class of the Issuer's equity securities:

Name	Business Address	Residence Address
Steuben Trust Company, as Trustee for Richard W. Bradley QTIP Trust	One Steuben Square Hornell, New York 14843-1699	(not applicable)
David A. Shults	9 Seneca Street Hornell, New York 14843	66 Maple Street Hornell, New York 14843
Dick T. Hollands	Not applicable	900 N Taylor St. #238 McLean, Virginia 22102-3419

(e)   The beneficial owners of 5% or more of any class of the Issuer's equity securities:
See responses under (d) above.

(f)   Promoters of the Issuer: Not applicable.

(g)   Affiliates of the Issuer: Affiliates of the issuer are its banking subsidiary, Steuben Trust Company, and a subsidiary trust, Steuben Statutory Trust II.

(h)   Counsel to the issuer with respect to the proposed offering:
Underberg & Kessler LLP, 300 Bausch & Lomb Place, Rochester, New York 14604

(i)   through (m):

Each underwriter with respect to the proposed offering; the underwriter's directors; the underwriter's officers; the underwriter's general partners; and counsel to the underwriter:

In each case, not applicable.

Item 2.   Application of Rule 262
    (a)   No person identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.
    (b)   Not applicable.

Item 3.   Affiliate Sales

Not applicable.

Item 4.   Jurisdictions in Which Securities Are to be Offered
    (a)   None.
    (b)   The Common Stock to be offered by the Issuer in its Share Owner Dividend Reinvestment and Stock Purchase Plan ("Plan") will be offered to the Issuer's existing shareholders who reside in the states of: Arizona, Arkansas, California, Colorado, Connecticut, Florida, Georgia, Illinois, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, New Jersey, New York, North Carolina, Ohio, Oregon, Pennsylvania, Tennessee, Texas, Virginia, and Washington. The Plan and any shares of Common Stock purchased by the Issuer for such Plan are being offered to existing shareholders of the Issuer by delivery of the final Offering Circular by United States mail.

Item 5.   Unregistered Securities Issued or Sold Within One Year
    Not applicable.

Item 6.   Other Present or Proposed Offerings
    None.

Item 7.   Marketing Arrangements
    None; not applicable.

Item 8.   Relationship With Issuer of Experts Named in Offering Statement
    Not applicable.

Item 9.   Use of a Solicitation of Interest Document
    No; not applicable.

PART II
OFFERING CIRCULAR

OFFERING CIRCULAR

STEUBEN TRUST CORPORATION
SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

165,000 shares of Common Stock
$1.00 par value

TO THE COMMON SHAREHOLDERS OF STEUBEN TRUST CORPORATION:

("STC" or the "Company") Share Owner Dividend Reinvestment and Stock Purchase Plan (the "Plan"). The Plan offers our shareholders who own the Company's Common Stock the opportunity to automatically reinvest any cash dividends on your Common Stock in the purchase of additional shares of Common Stock. No brokerage commissions, fees, or service charges will be paid by shareholders participating in the Plan for purchases of shares made under the Plan.

Dividends will be reinvested on a quarterly basis as paid. The Plan may purchase shares of Common Stock on the open market or from the Company for the accounts of participants in the Plan, as further described herein.

Shareholders may enroll in the Plan by completing the enclosed Authorization Form and returning it to American Stock Transfer and Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219, the Company's Agent for administering the Plan. Shareholders enrolled in the Plan will continue in the Plan until they notify American Stock Transfer and Trust Company, LLC in writing that they wish to withdraw from participation in the Plan.

If you do not wish to participate in the Plan, you do not need to take any action. You will continue to receive your cash dividends, if and when declared, by check.

Additional information about the Plan is provided in question-and-answer form in this Prospectus. Should any additional questions arise, please contact us.

Sincerely,

Brenda L. Copeland,
President and Chief Executive Officer

This Offering Circular relates to 165,000 shares of Common Stock, par value $1.00 per share, of the Company registered for sale under the Plan. Please retain this Offering Circular for future reference.

The date of commencement of this offering is October ___, 2015.

STEUBEN TRUST CORPORATION

One Steuben Square
Hornell, New York 14843-1699
(607) 324-5010

165,000 shares of Common Stock

All the shares of Common Stock offered hereby are being sold by Steuben Trust Corporation ("STC" or the "Company"). There is no public market for the Common Stock and it is unlikely that a public market will develop as a result of this Offering. The Company does not intend to list the Common Stock on any securities exchange or the NASDAQ Stock Market. The offering price will be determined as set forth in the Plan, a copy of which is attached hereto as Annex 1.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

	Price to Public (1)	Underwriting Discounts and Commissions	Proceeds to the Company
Per Share	$____	$ -0-	$ ____
Total	$____	$ -0-	$ ____

(1) As described in the Offering Circular under the heading "Plan Of Distribution—Share Owner Dividend Reinvestment And Stock Purchase Plan—Purchases" the maximum price to the public will be the greater of (a) the weighted-average stock price for the Company's stock over the 90 days preceding the "ex-dividend "date, (b) the simple average stock price for the Company's stock over the 90 days preceding the "ex-dividend" date or (c) the Company's book value as of the end of the month in which the dividend is declared. In the event that the Board of Directors determines this does not reflect the stock's fair market value, stockholders, will be so notified by a supplement to this Offering Circular.

The date of this Offering Circular is October 2, 2015

THE SHARES OF COMMON STOCK OFFERED HEREUNDER ARE NOT A DEPOSIT OR AN ACCOUNT OF OUR BANK SUBSIDIARY AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

THIS OFFERING CIRCULAR IS NOT AN OFFER TO SELL OUR COMMON STOCK AND IS NOT SOLICITING AN OFFER TO BUY OUR COMMON STOCK EXCEPT TO OUR EXISTING SECURITY HOLDERS.

TABLE OF CONTENTS

SUMMARY

The Plan provides all holders of the Company's Common Stock the ability to automatically reinvest all or a portion of any cash dividends declared by the Company or to voluntarily invest certain additional cash payments into additional shares of Common Stock. This Offering Circular explains the potential risks to those investing funds through the Plan and provides detailed information with respect to the purpose, advantages, administration, participation, and costs associated with investing through the Plan. In addition, the Offering Circular gives detailed information with respect to making purchases under the Plan, and how and when an investor may withdraw from the Plan.

Finally, the Offering Circular gives detailed information with respect to the Company, its business, and competition. This information includes statistical, financial, and descriptive detail of the Company's lending activities, as well as the regulation and supervision of the Company by Federal and New York State authorities. The capitalization of the Company is also discussed, as well as its management.

SELECTED FINANCIAL AND OTHER DATA (Unaudited)

The following tables set forth our selected consolidated historical financial and other data for the years and at the dates indicated. The information at June 30, 2015, and 2014 and for the periods then ended is derived in part from consolidated financial statements and notes thereto beginning at page F-22. The information at December 31, 2014 and 2013 and for the years or periods then ended is derived from consolidated financial statements and notes thereto beginning on page F-1. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and the accompanying notes and Management's Discussion and Analysis of Financial Condition and Results of Operations. The historical results are not necessarily indicative of results that may be expected for any future period.

Condensed Consolidated Statements of Condition

	December 31,		June 30,	
	2014	**2013**	**2015**	**2014**
	(Dollars in Thousands)			
Assets				
Cash and Due From Banks	$ 10,374	13,913	17,331	13,903
Loans, net	265,857	239,513	264,702	247,854
Investment Securities	174,980	161,483	187,983	181,509
Premises & Equipment	6,914	7,181	6.779	7,059
Other Assets	16,616	16,752	16,047	15,310
Total Assets	$ **474,741**	**438,842**	**492,842**	**465,635**
Liabilities				
Deposits	$ 383,364	352,952	417,624	378,827
Borrowings	38,500	38,000	21,000	35,500
Subordinated Debentures	2,062	2,062	2,062	2,062
Accrued Interest Payable	99	85	90	100
Other Liabilities	4,941	3,383	4,971	3,525
Total Liabilities	$ **428,966**	**396,482**	**445,747**	**420,014**
Shareholders' Equity				
Common Stock	$ 1,738	1,728	1,743	1,734
Additional Paid-In Capital	4,818	4,502	4,979	4,668
Undivided Profits	41,339	38,188	42,926	39,685
Accumulated Other Comprehensive Income(Loss)	392	(131)	(41)	1,647
Treasury Stock	(2,512)	(2,234)	(2,512)	(2,420)
Total Steuben Trust Corporation Shareholders' Equity	45,775	42,053	47,095	45,314
Non-controlling interest	----	307	---	307
Total Equity	45,775	42,360	47,095	45,621
Total Liabilities and Shareholders' Equity	$ **474,741**	**438,842**	**492,842**	**465,635**

Condensed Consolidated Statements of Income
(Dollars in Thousands Except Per Share Data)

		Twelve Months Ended		Six Months Ended	
		12/31/14	12/31/13	6/30/15	6/30/14
Interest Income	$	16,501	15,707	8,599	8,062
Interest Expense		1,066	1,027	546	507
Net Interest Income		15,435	14,680	8.053	7,555
Provision for Loan Losses		357	154	69	187
Net Interest Income After Provision for Loan Losses		15,078	14,526	7,984	7,368
Other Operating Income		4,850	4,831	2,258	2,341
Operating Expenses		13,013	12,765	6,813	6,374
Income Before Income Tax		6,915	6,592	3,429	3,335
Income Tax		2,000	1,840	941	959
Net Income		4,915	4,752	2,488	2,376
Less: net inc. attrib. to non-controlling interest		46	28	---	28
Net income available to Steuben Trust Corporation	$	4,869	4,724	2,488	2,348
Basic Earnings Per Share	$	2.97	2.88	1.52	1.44
Diluted Earnings Per Share	$	2.97	2.87	1.51	1.43

	Year ended December 31,		Six Months Ended June 30,*	
Other Financial Information	2014	2013	2015	2014
Return on Average Assets	1.06%	1.11%	1.00%	1.03%
Return on Average Equity	10.80%	11.57%	10.53%	10.69%
Dividend Payout Ratio	35.28%	0.00%	36.23%	36.21%

*Six month period results are annualized in computing ratios.

RISK FACTORS

PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN ADDITION TO THE OTHER INFORMATION CONCERNING THE COMPANY AND ITS BUSINESS CONTAINED IN THIS OFFERING CIRCULAR BEFORE PURCHASING THE SHARES OFFERED HEREBY.

THE COMPANY MAY BE UNABLE TO PAY DIVIDENDS OR ITS ABILITY TO PAY DIVIDENDS MAY BE RESTRICTED.

The Company's ability to pay dividends to holders of its Common Stock is dependent on receipt of cash dividends from its wholly-owned subsidiary, Steuben Trust Company (the "Bank"). Federal regulations limit the amount of cash dividends which the Bank may pay to the Company and may restrict the amount of dividends payable by the Company. Failure to obtain sufficient funds from the Bank to make periodic dividend payments will adversely affect the Company's ability to pay dividends to the holders of the Common Stock. The Bank's ability to make dividend payments is subject to the Bank maintaining profitable operations. There can be no assurance that future earnings will support dividend payments to the Company.

The Board of Governors of the Federal Reserve System (the "Federal Reserve Board") has the power to prohibit the payment of dividends by a bank holding company if actions by such a company constitute an unsafe or unsound practice. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality, and overall financial condition. The Federal Reserve Board indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Federal Reserve Board policy also requires that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity. These policies could affect the ability of the Company to pay cash dividends.

Federal legislation also prohibits depository institutions insured by the Federal Deposit Insurance Corporation (the "FDIC"), such as the Bank, from paying dividends or making capital distributions that would cause the institution to fail to meet minimum capital requirements. In addition, under the New York Banking Law, the Bank may only pay dividends up to an amount equal to its net profits for the current year combined with its retained net profits of the preceding two years.

NO PUBLIC MARKET FOR STOCK; COMPANY NOT REQUIRED TO FILE PERIODIC REPORTS WITH THE SEC

There is no public market for the Company's Common Stock offered hereby and there can be no assurance that any trading market will develop at any time in the future. Additionally, the Common Stock offered hereby is offered pursuant to an exemption from the registration requirements under the Securities Act pursuant to SEC Regulation A as a Tier 1 offering. The Company is not and will not be required to file periodic reports with the SEC as a result of this Offering or otherwise be subject to the provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or the rules of the SEC applicable to reporting companies. Such a reporting obligation would not arise unless and until the Company has 2,000 shareholders of record. In order to avoid the direct and indirect costs of being a reporting company, the Company intends to attempt to stay below 2,000 record shareholders.

NO PUBLIC MARKET FOR STOCKS; MAY BE SUBJECT TO PRICE FLUCTUATIONS

The Company's stock is thinly traded and as a result may be more subject to price fluctuations than a more widely held and traded stock.

SIGNIFICANT COMPETITION FROM BANKS AND OTHER FINANCIAL INSTITUTIONS OFFERING SIMILAR SERVICES

The Company faces significant competition from many banks, savings institutions, and other financial institutions, which have branch offices or otherwise operate in the Company's market area, as well as many other companies now offering a variety of financial services. Many of these competitors have substantially greater financial resources than the Company, including a larger capital base that allows them to attract customers seeking larger loans than the Bank is able to make.

LOCAL, NATIONAL, AND INTERNATIONAL ECONOMIC CONDITIONS AND GOVERNMENT MONETARY AND FISCAL POLICIES MAY ADVERSELY IMPACT PROFITABILITY

Commercial banking is affected, directly and indirectly, by local, domestic and international economic and political conditions, and by government monetary and fiscal policies. Conditions such as inflation, recession, unemployment, volatile interest rates, tight money supply, real estate values, international conflicts and other factors beyond the control of the Company and the Bank may adversely affect the potential profitability of the Company and the Bank. The Company is not immune from the effects of the global economy. Maintaining profitability remains an ongoing challenge. It should be noted that the recent recovery in the stock market has improved the overall wealth of many households. However, most of this additional wealth is in 401(k) plans or other retirement accounts. Therefore, the spending power of these households has not been greatly increased. Volatility in the stock market remains a risk to household wealth levels as well as consumer confidence. Generally, the unemployment rates have recovered from the historic highs from a few years ago. However, the Company is sensitive to regional factors due to its geographic concentration.

FEDERAL AND STATE REGULATIONS COULD AFFECT THE COMPANY AND THE BANK BY INCREASING COSTS OF OPERATIONS

The operations of the Company and the Bank are heavily regulated and will be affected by present and future legislation and by the policies established from time to time by various federal and state regulatory authorities. In particular, the monetary policies of the Federal Reserve Board have had a significant effect on the operating results of banks in the past and are expected to continue to do so in the future. In addition, the Company is regulated by the Federal Reserve Board under the federal Bank Holding Company Act of 1956 as amended, and the Bank is regulated both by the New York State Department of Financial Services and by the FDIC. Changes in applicable laws and regulations resulting from the current turmoil in the financial markets are anticipated. These may result in increased cost of operations for the Company. Increased regulation is highly likely and as a result the Bank's operations may be affected, and its costs of compliance may rise.

The Dodd-Frank Act, enacted in July 2010, represents a comprehensive overhaul of the US financial services industry and requires federal agencies to implement new rules. These new rules will include, among other things, changes to consumer and mortgage origination requirements.

In July 2013, the Federal Reserve and the Bank's primary federal regulator, the FDIC and other regulatory agencies published final rules (the Basel III Capital Rules) that will revise their leverage and risk-based capital requirements and the method for calculating risk-weighted assets to make them consistent with agreements that were reached by the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. Among other things, the rule establishes a new common equity Tier 1 minimum capital requirement (4.5% of risk-weighted assets), increases the minimum Tier 1 capital to risk-based assets requirement (from 4% to 6% of risk-weighted assets) and assigns a higher risk weight (150%) to exposures that are more than 90 days past due or are on nonaccrual status and to certain commercial real estate facilities that finance the acquisition, development or construction of real property. The final rule also requires unrealized gains and losses on certain available -for-sale securities holdings to be included for purposes of calculating regulatory capital requirements unless a one-time opt-in or opt-out is exercised. The rule limits a banking organization's capital distributions and certain discretionary bonus payments if the banking organization does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital risk-based weighted assets in addition to the amount necessary to meeting its minimum risk-based capital requirements.

The final rule became effective for the Bank on January 1, 2015. The capital conservation buffer requirement will be phased in beginning January 1, 2016 and ending January 1, 2019, when the full capital conservation buffer requirement will be effective. The final rule also implemented consolidated capital requirements, effective January 1, 2015.

OPERATIONS OF THE COMPANY AND THE BANK DEPEND IN LARGE PART ON EXISTING MANAGEMENT

The operations of the Company and the Bank to date have been largely dependent on existing management. The loss to the Company or the Bank of one or more of its existing executive officers could have a material adverse effect on the Company's business and results of operations.

GEOGRAPHIC CONCENTRATION OF LOAN PORTFOLIO

The bank's primary lending markets are the New York counties of Steuben, Allegany, Livingston, Wyoming and Monroe. Therefore, despite the bank's diversification efforts, we are still reliant on the economy in this region as well as at risk to any natural disasters in the area.

MANAGEMENT, THROUGH A LARGE PERCENTAGE OF OWNERSHIP, COULD CONTROL CERTAIN SHAREHOLDER VOTES

As of June 30, 2015, Directors and officers of the Company and their affiliates owned, or had power to vote approximately 29.5% of the Company's outstanding shares of Common Stock. This includes stock options that are either vested, or will be vested within 60 days of June 30, 2015. Management, by virtue of this concentration of stock ownership, may be able to control the election of the Company's Directors and to control the outcome of actions requiring shareholder approval.

CERTAIN PROVISIONS MAY DETER OR DISCOURAGE A CHANGE IN THE CONTROL OF THE COMPANY

The Company's Certificate of Incorporation, Bylaws and the New York Business Corporation Law contain certain provisions which may have the effect of deterring or discouraging, among other things, a non-negotiated tender or exchange offer for shares of Common Stock, a proxy contest for control of the

Company, the assumption of control of the Company by a holder of a large block of Common Stock or removal of the Company's management.

TEN LARGEST SHAREHOLDERS MAY BE LIABLE FOR UNPAID WAGES AND SALARIES

New York Business Corporation Law Section 630 holds the ten largest shareholders of a New York corporation liable for any wages or salaries that an employee or laborer is unable to collect from the Company. Under Section 630, each of the ten largest shareholders of the Company could be personally liable for any wages or salaries earned for services provided to the Company for which the Company fails to make payment.

OUR ALLOWANCE FOR PROBABLE LOAN LOSSES MAY BE INSUFFICIENT

We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense. This reserve represents our best estimate of probable incurred losses within the existing portfolio of loans. The allowance, in our judgment, is necessary to reserve for probable losses and risks incurred in the loan portfolio. The level of the allowance reflects our ongoing evaluation of various factors, including growth of the portfolio, an analysis of individual credits, adverse situations that could affect a borrower's ability to repay, prior and current loss experience, the results of regulatory examinations, and current economic conditions. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors both within and outside our control, including the possible collapse or insolvency of major area employers as a result of the current recession, may require an increase in the allowance for loan losses. In addition, bank regulators periodically review our allowance for loan losses and may require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the allowance for loan losses, we will need additional provisions to increase the allowance for loan losses. Any increases in the allowance for loan losses will result in a decrease in net income and possibly capital, and may have a material adverse effect on our financial condition and results of operations.

OUR INFORMATION SYSTEMS MAY EXPERIENCE AN INTERRUPTION OR BREACH IN SECURITY

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our general ledger, deposit, loan and other systems, including risks to data integrity. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

The Bank has a comprehensive Business Resumption Contingency Plan that sets forth plans and procedures for various types of identified risks including but not limited to fire, flooding, environmental disasters and technical causes. The plan is updated periodically and approved by the Board of Directors on an annual basis. A key component of the plan includes backup and recovery procedures for our core operating system. The Bank has a contract with a third party (Sungard) for this service, which includes the use of a test site in the event of an emergency. Employees of the Bank perform a restoration of the core system on an annual basis at the test site.

OUR RESULTS MAY BE AFFECTED BY THE SOUNDNESS OF OTHER FINANCIAL INSTITUTIONS

We engage in trading, clearing, counterparty, and other types of transactions with other financial services institutions. We regularly review our exposure to these other institutions. However, a default by one or more of these institutions could adversely affect our results from operations and financial condition.

PLAN OF DISTRIBUTION

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The provisions of the Plan are discussed in question-and-answer form below. Holders of shares of the Company's Common Stock that do not wish to participate in the Plan will continue to receive cash dividends, if and when declared, by check as in the past. Shareholders that wish to participate in the Plan will need to complete and submit an Authorization Form as discussed below. The Plan, a copy of which is attached as Annex 1 to this Offering Circular, is incorporated herein by reference. All recipients of this Offering Circular are urged to read the Plan in its entirety.

The Plan provides holders of the Company's Common Stock with a simple and convenient method of purchasing additional shares of Common Stock without fees of any kind. Any holder of record of shares of Common Stock is eligible to join the Plan.

Participants in the Plan may:

1. Reinvest dividends on all shares held by a participant.

2. Reinvest dividends on less than all of the shares (minimum of 10% of share balance) held by a participant and continue to receive cash dividends on the other shares.

3. Invest by making voluntary additional cash payments at any time in an amount not less than $100.00, but up to $5,000.00 per quarter, whether or not dividends are being reinvested, and provided the Plan participant does not reside in the state of Pennsylvania.

If a dividend has been declared, cash payments will be invested on the dividend payment date after they are received. Shares purchased will also be entitled to subsequent dividends.

Purpose

(1)   What is the purpose of the Plan?

The purpose of the Plan is to provide holders of record of the Company's Common Stock with a simple, convenient and inexpensive method of investing cash dividends and additional voluntary cash payments in the purchase of additional shares of Common Stock without payment of any brokerage commissions or service charges.

Advantages

(2)   What are the advantages of the Plan?

Plan participants may purchase additional shares of Common Stock quarterly with reinvested cash dividends on all or less than all of the shares (minimum of 10% of share balance) of the Company's Common Stock, which they own. Except for Plan participants residing in Pennsylvania, participants also may elect to purchase additional shares of Common Stock quarterly with voluntary additional cash payments of a minimum of $100.00 per quarter, up to a maximum of $5,000.00 per quarter. No commissions or service charges are paid by participants in connection with purchases under the Plan. Full investment of funds is possible under the Plan because the Plan permits fractions of shares, as well as full shares, to be credited to a participant's account. In addition, dividends in respect of such fractions, as well as full shares, will be credited to a participant's account. Dividends on the shares in the participant's account are automatically reinvested in the purchase of additional shares of Common Stock. Participants are assured of safekeeping of shares credited to their accounts under the Plan. Regular statements of account provide simplified record keeping. The participant's equity in the Company will increase with each dividend payment thereby generating additional dividend income to be invested.

Administration

(3)   Who administers the Plan for participants?

American Stock Transfer and Trust Company, LLC (the "Agent"), 6201 15th Avenue, Brooklyn, New York, will administer the Plan for participants, including all record keeping, sending statements of account to participants and performing other duties relating to the Plan. Shares of Common Stock purchased under the Plan will be held by and registered in the name of the Agent or its nominee as agent for the participants in the Plan.

Participation

(4)   How does a shareholder participate?

A holder of record of shares of Common Stock may join the Plan by signing the Authorization Form, a copy of which is enclosed with this Offering Circular as Annex 2, and returning it to American Stock Transfer and Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219. An Authorization Form and return envelope may be obtained at any time by calling 1-800-278-4353. Written requests for Authorization Forms and return envelopes should be mailed to the Agent. Shareholders may also join the Plan after reviewing the Offering Circular on the Agent's website (www.amstock.com). All holders of record of shares of Common Stock are eligible to participate in the Plan. If a shareholder's shares are held in the name of a broker or nominee, the ownership of the number of shares that the shareholder wishes to have participate in the Plan must first be transferred into the shareholder's name in order to participate in the Plan. (To affect such a transfer, a shareholder should contact his/her/its broker or nominee.)

(5)   When may a shareholder join the Plan?

A holder of record of shares of Common Stock may join the Plan at any time. An optional cash payment may be made at any time, including when joining the Plan, by enclosing a check or money order with an Authorization Form.

The Authorization Form must be received by the Agent no later than five business days prior to a record date for a dividend in order to reinvest that dividend through the Plan. With respect to any Authorization Form received after such date, the reinvestment of dividends through the Plan will begin with the next succeeding dividend.

(6)   What does the Authorization Form provide?

The Authorization Form provides for the purchase of additional shares of Common Stock through the following investment options:

   1.   Reinvest dividends paid on all shares held by a participant.

   2.   Reinvest dividends paid on less than all of the shares held by a participant and continue to receive cash dividends on the other shares.

   3.   Invest by making voluntary additional cash payments at any time of not less than $100.00 per quarter and not exceeding $5,000.00 per quarter, whether or not dividends are being reinvested.

Cash dividends on shares credited to a participant's account under the Plan are automatically reinvested in the purchase of additional shares of Common Stock.

(7)   How may a participant change options under the Plan?

A participant may change his/her/its investment option at any time by signing a new Authorization Form and returning it to the Agent. Any change in option with respect to reinvestment of dividends must be received by the Agent at least five business days prior to the record date for the next succeeding dividend to allow sufficient time for processing. A participant also must submit an appropriately completed form at any time that a participant desires to make additional voluntary purchases of shares of Common Stock under the Plan.

Costs

(8)   Are there any expenses to participants in connection with purchases under the Plan?

No. All brokerage commissions or service charges will be paid by the Company for open market or negotiated purchases of shares. No brokerage fees or service charges will be charged for purchases of shares under the Plan directly from the Company. All costs of administration of the Plan are paid by the Company.

Purchases

(9)   What will be the price of shares of Common Stock purchased under the Plan?

If original issue or treasury shares are purchased under the Plan directly from the Company, the Board of Directors has determined that the per share price of the Company's Common Stock will be the greater of (a) the weighted-average stock price for the Company's stock over the 90 days preceding the "ex-dividend" date, (b) the simple average stock price for the Company's stock over the 90 days preceding the "ex-dividend" date or (c) the Company's book value as of the end of the month in which the dividend is declared. If the Board of Directors determines that the price so calculated does not reflect the fair market value of the Company's Common Stock, Plan participants will be so notified by a supplement to this Offering Circular.

For example, if the Company declares a dividend on October 15, 2015, to shareholders of record as of October 27, 2015, the "ex-dividend date" will be two business days prior to the record, or October 23, 2015. Such dividend will be payable on November 6, 2015. The look-back period for calculating the fair market value will be the period from July 25, 2015 through October 22, 2015, and the book value will be determined as of October 31, 2015.

If shares are purchased under the Plan in the market or in privately negotiated transactions, such purchases will be made at prices not exceeding the price determined as set forth above, and the price to each participant's account will be based on the average price of all shares so purchased.

(10)   How many shares of Common Stock will be purchased for participants?

The number of shares to be purchased for a participant depends on the amount of a participant's dividends and the prevailing price for the common stock as determined as set forth in section (9) hereof, as applicable, of the Common Stock on the relevant purchase date. As soon as possible following each dividend payment date, each participant's Plan account will be credited with that number of shares, including fractional shares computed to three decimal places, equal to the amounts to be invested for a participant divided by the applicable purchase price.

(11)   When will purchases of shares under the Plan be made?

On each dividend payment date, the cash dividends payable on all shares held in a participant's Plan account, together with any voluntary additional cash payments that have been received from a participant at least five business days prior to the record date for such dividend, will be applied by the Agent to the purchase of additional shares of Common Stock. Cash dividends on all shares of Common Stock purchased for each participant's Plan account will automatically be reinvested in additional shares of Common Stock as described herein and in the Plan documents.

(12)   How will shares be purchased?

The funds from cash dividends and voluntary additional cash payments will be used to acquire shares of Common Stock under the Plan in one or more of the four ways: (1) purchase newly issued shares directly from the Company; (2) purchase Treasury shares directly from the Company; (3) purchase outstanding shares in the market; (4) purchase shares in negotiated transactions. The Agent may also use any combination of these methods, as directed by the Company. If the Company sells newly issued and/or Treasury shares under the Plan, participants will become owners of such shares as of the dividend payment date. To the extent shares are purchased in the open market and/or in negotiated transactions, such shares will generally be purchased within ten business days following a dividend payment date, subject to the availability of shares in the market and to any regulatory restrictions on such purchases to which the

Company may be subject. Plan participants will become owners of shares purchased for their accounts upon settlement of open market or privately negotiated purchases.

The Company will make every effort to reinvest all dividends promptly after receipt. No interest will be paid on dividends or on voluntary additional cash payments pending investment of such funds. To the extent that any dividends and/or any voluntary additional cash payments cannot be reinvested in shares of Common Stock within 45 days following a dividend payment date, then the Company reserves the right to distribute the uninvested dividends to the participants and to return any voluntary additional cash payments received.

Voluntary Additional Cash Payments

(13)   How are voluntary additional cash payments made?

Except for Plan participants residing in Pennsylvania (see Page 39 of the Offering Circular), voluntary additional cash payments may be made at any time and the amount each time may be varied. A voluntary additional cash payment may be made when enrolling by enclosing a check or money order with an Authorization Form. Payments may not be less than $100.00 per quarter and cannot exceed $5,000.00 per quarter. The Agent will send a receipt for each voluntary additional cash payment together with a statement for use in making the next such payment. Note that purchases of shares with voluntary additional cash payments will only be made quarterly as well, and that no interest will be paid on such voluntary cash payments received pending the investment of such funds. Accordingly, it is suggested that shareholders desiring to make voluntary additional cash purchases of shares under the Plan submit such payments together with an appropriately completed form to the Agent toward the end of a quarter.

Withdrawal From Participation

(14)   How does a participant withdraw from the Plan?

In order to withdraw from the Plan, a participant must send a written request to the Agent. When a participant withdraws from the Plan, certificates for whole shares credited to the participant's account under the Plan will be issued and a cash payment will be made for any fraction of a share, based upon the most recent average per share purchase price of Common Stock made under the Plan prior to the effective date of the withdrawal multiplied by the fractional interest.

(15)   When may a participant withdraw from the Plan?

A participant may withdraw from the Plan at any time. To be effective for a given dividend payment date, the withdrawal notice must be received by the Agent at least five business days prior to the record date for that dividend. Any notice of withdrawal received less than five business days prior to a dividend record date will not be effective until dividends paid for that record date have been reinvested and the shares credited to the participant's Plan account.

(16)   Can a participant re-enter the Plan after withdrawing?

Yes, by following the procedure for initial enrollment (see Question 4).

Other Information

(17)   Will certificates automatically be issued for shares of Common Stock purchased under the Plan?

No. Unless requested by a participant, certificates for shares of Common Stock purchased under the Plan will not be issued. All shares purchased will be held by the Agent as nominee of and for the benefit of Plan participants. The number of shares purchased for each participant's Plan account will be shown on a statement of account that each participant will receive at least quarterly from the Agent. (This feature also protects against loss, theft or destruction of stock certificates.)

Certificates for any number of full shares credited to a participant's Plan account will be issued without charge upon written request. Such shares remain eligible to participate in the Plan, and if a participant remains in the Plan, any remaining full shares and fractional interests in the participant's Plan account will continue to participate in the Plan as well.

The noncertificated shares credited to a participant's Plan account cannot be pledged as collateral for a loan or other obligation of a participant. A participant that wishes to pledge such shares must request that certificates for such shares be issued in his/her/its name. Certificates representing fractional interests will not be issued under any circumstances.

(18) What happens when a participant who is reinvesting the cash dividends on shares registered in the participant's name sells or transfers a portion of such shares?

If a participant who is reinvesting the cash dividends on shares of Common Stock registered in his/her/its name disposes of a portion of such shares with respect to which he/she/it is participating in the Plan, the Agent will continue to reinvest the dividends on the remainder of such shares that are participating in the Plan.

(19) What happens when a participant sells or transfers all of the shares registered in the participant's name?

If a participant disposes of all shares of Common Stock registered in his/her/its name, the Agent will continue to reinvest the dividends on any remaining shares credited to the participant's Plan account unless the participant also withdraws those shares held in his/her/its Plan account as well.

(20) How may a participant transfer shares held in the participant's Plan account?

A Plan participant that wishes to transfer shares held in his/her/its Plan account must first withdraw those shares from the Plan. Upon the receipt of the certificate(s) representing such shares, the participant may then transfer those shares as the participant would any other securities including without limitation, compliance with applicable federal and state laws.

(21) If the Company has a rights offering, how will a participant's entitlement be computed?

A participant's entitlement in a rights offering will be based on the participant's total holdings -- just as the participant's dividend is computed each quarter. Rights certificates will be issued for the number of whole shares only, however, and rights based on a fraction of a share held in a participant's Plan account will be sold for the participant's account and the net proceeds will be treated as an optional cash payment.

(22) What happens if the Company issues a stock dividend or declares a stock split?

Any shares of Common Stock distributed as a result of a stock dividend or stock split by the Company on shares credited to the account of a participant under the Plan will be added to the participant's Plan account. Stock dividends or split shares distributed on shares registered in the name of the participant will be mailed directly to the shareholder in the same manner as to shareholders who are not participating in the Plan.

(23) How will a participant's Plan shares be voted at meetings of shareholders?

All shares of Common Stock credited to a participant's Plan account will be voted as the participant directs. If on the record date for a meeting of shareholders there are shares credited to a participant's Plan account, the participant will be sent the proxy material for that meeting. If the participant returns an executed proxy card in a timely fashion, it will be voted in accordance with the instructions so received with respect to all shares credited to the participant's Plan account. All such shares may also be voted in person at any meeting of shareholders. If the participant does not execute and return a proxy card in a timely fashion and does not attend the meeting and vote such shares in person, such shares will not be voted at that meeting.

(24) What are the federal income tax consequences of participation in the Plan?

The Company has not received a ruling from the Internal Revenue Service concerning the federal income tax consequences of participating in the Plan. Participants are urged to consult their own tax advisers before joining the plan. However, a general discussion of certain tax consequences follows:

(a) A participant in the Plan will be treated for federal income tax purposes as having received, on the dividend payment date, a dividend in an amount equal to the fair market value on the dividend payment date of the shares of Common Stock credited to the participant's Plan account. To the extent that dividends paid by the Company to its shareholders are treated as made from the Company's earnings and profits, those dividends are taxed in accordance with the provisions of the Internal Revenue Code for federal income tax purposes. The Company has sufficient earnings and profits such that participants can expect that the full amount of any dividends paid will be currently taxable to Plan participants.

(b) The tax basis of shares purchased with reinvested dividends will equal the average price at which all shares were acquired with respect to a specific dividend payment. Likewise, for each quarterly purchase of shares made with voluntary additional cash payments, the tax basis of such shares will equal the average price at which all such shares were acquired.

(c) A participant's holding period for shares acquired pursuant to the Plan both with reinvested dividends and voluntary additional cash payments will begin on the day following the purchase of such shares.

(d) A participant will not realize any taxable income when the participant receives certificates for whole shares credited to the participant's account, either upon the participant's request for certain of those shares or upon withdrawal from or termination of the Plan.

(e) A participant will realize long term or short-term gain or loss when shares are sold or exchanged, depending upon whether the shares have been held for more than one year at the time of disposition. In the case of a fractional share, when the participant receives a cash adjustment for a fraction of a share credited to the participant's account upon withdrawal from or termination of the Plan, the amount of such gain or loss will be the difference between the amount which the participant receives for the shares or fraction of a share and the tax basis therefor.

(25) What are the responsibilities of the Company and the Agent under the Plan?

The Agent receives the participant's dividend payments and voluntary additional cash payments, if any, invests such amounts in additional shares of the Company's Common Stock, maintains continuing records of each participant's account, and advises participants as to all transactions in and the status of their accounts. The Agent acts as agent for the participants.

As soon as practical after each purchase for the account of a Plan participant, each participant will receive a statement of account from the Agent showing: the total number of shares held in the participant's Plan account; the amount of dividends received on the shares held in the participant's Plan account; the amount invested on the participant's behalf, including any voluntary additional cash payments received; the number of shares purchased; the price per share; and the acquisition date of such shares. Additionally, each participant will continue to receive copies of the Company's annual and other periodic reports to shareholders, proxy statements, and information for income tax reporting purposes.

The Company reserves the right to interpret and regulate the Plan as necessary or desirable in connection with the administration of the Plan. In administering the Plan, neither the Company nor the Agent will be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to terminate a participant's account upon such participant's death prior to receipt of notice in writing of such death, nor shall they have any duties, responsibilities or liabilities except as expressly set forth in the Plan.

Participants must recognize that neither the Company nor the Agent can provide any assurance that shares of Common Stock purchased under the Plan will, at any particular time, be worth more or less than their purchase price.

(26)   May the Plan be changed or discontinued?

While the Company currently expects to continue the Plan indefinitely, it reserves the right to suspend, modify, or terminate the Plan at any time. All participants will receive notice of any such suspension, modification, or termination. All notices from the Agent or the Company to a participant will be addressed to the participant's last address of record with the Agent. The mailing of a notice to a participant's last address of record will satisfy the Plan requirement of giving notice to such participant. Therefore, participants must promptly notify the Agent in writing of any change of address.

(27)   To whom do I write for additional information concerning the Plan?

The Plan is administered by the Agent, and all correspondence should be directed to:

American Stock Transfer and Trust Company, LLC
Attention: Dividend Reinvestment Department
6201 15th Avenue
Brooklyn, New York 11219
1-800-278-4353

INFORMATION REGARDING THE COMPANY

GENERAL

The Company is a bank holding company incorporated under the New York Business Corporation Law on February 5, 1990 and headquartered in Hornell, New York. It is the sole shareholder of Steuben Trust Company (the "Bank"), a New York chartered commercial bank that commenced operations in 1902. The Bank's deposits are insured by the FDIC. The Bank is not a member of the Federal Reserve System.

The Company also has a subsidiary trust, Steuben Statutory Trust II (see **Subordinated Debentures** on page 25). The Company is exploring opportunities in other financial services.

The Bank is a locally managed and community oriented commercial bank which provides loans, both residential and commercial, and other traditional financial services to customers consisting principally of individuals and small to medium-sized businesses. The Bank attracts deposits from the general public, business and government entities through its offices and uses these funds and other available sources of funds to originate loans. The Bank seeks to provide personal attention and professional financial assistance to customers. The Bank's philosophy includes providing friendly, informed and courteous service, local and timely decision making, flexible and reasonable operating procedures, and consistently applied credit policies.

The Bank's market primary market area is located in Western New York State – Steuben County (4 branches), Allegany County (7 branches), Livingston County (1 branch), Monroe County (1 branch), and Wyoming County (1 branch). Overall, the combined population of the Bank's primary and extended markets was approximately 1 million based on 2010 census data. The three counties representing the majority of the Bank's business – Steuben County, Allegany County and Livingston County, had a combined population of approximately 209,000 based on 2010 census data. The City of Hornell, where the administrative offices are located, has a population of approximately 9,000 based on 2010 census data.

As of June 30, 2015, the Bank had a total of approximately 122 full-time equivalent employees.

BUSINESS AND COMPETITION

Lending Activities

General

At June 30, 2015, the Bank's net loan portfolio totaled $264.7 million representing approximately 53.7% of its $492.8 million of total assets at that date. The principal segments of loans in the Bank's portfolio are commercial loans, residential mortgage loans, and consumer loans.

Commercial Loans

The Bank originates secured and unsecured loans for commercial, corporate, agricultural, and business purposes. At June 30, 2015, $173.4 million, or 64.7% of the Bank's total loan portfolio consisted of commercial and agricultural loans. The Bank's commercial loans consist primarily of loans secured by real estate, equipment, machinery and other corporate assets. Commercial loans are also made to provide working capital to businesses in the form of lines of credit which may be secured by real estate, accounts receivable, inventory, equipment, or other assets. The Bank had approximately $1.5 million of vehicle dealership floor plan loans to finance retail inventory outstanding at June 30, 2015, versus $1.8 million at December 31, 2014. The financial condition and cash flow of commercial borrowers are monitored by the submission of quarterly, semi-annual and annual corporate financial statements, personal financial statements, and tax returns. The frequency of required financial information depends on the size and complexity of the credit and the collateral which secures the loan.

The Bank does not have any concentrations of loans exceeding 10% of loans to borrowers engaged in similar activities which would cause them to be similarly affected by economic or other conditions.

Residential Mortgage Loans

The Bank originates adjustable and fixed-rate residential mortgage loans and home equity loans and lines of credit to its retail customers. The Bank has historically been a portfolio lender. The Bank originates loans both for sale to the secondary market, and to hold in its portfolio. For example, during the six months ended June 30, 2015, the Bank originated and sold $4.9 million of residential mortgage loans in the secondary market. At June 30, 2015, $76.0 million, or 28.4% of the Bank's total loan portfolio consisted of one to four family residential mortgage loans and home equity loans and lines of credit. Most of these loans are secured by property located in the Bank's immediate market area.

The Bank may sell loans on the secondary market in order to manage liquidity and interest rate risk. At the six months ended June 30, 2015, the Bank was servicing $30.8 million in residential mortgage loans previously sold to Federal Home Loan Mortgage Corporation (FHLMC).

The Bank originates residential mortgage loans in accordance with guidelines adopted by the Board of Directors, as modified from time to time.

Pursuant to these underwriting guidelines, the Bank will lend up to 80% of the appraised value of the property securing a single-family residential mortgage loan under certain circumstances. Generally, loans up to 95% of appraised value may be granted to borrowers who obtain private mortgage insurance.

Fixed rate home equity loans generally have had a maximum term of fifteen years, but are recently being offered with terms up to twenty years. Home equity lines of credit are variable rate open-end loans that generally have terms of twenty years. If the Bank has the first mortgage, both of these types of loans can generally be up to 85% of the appraised value in aggregate. If another bank has the first mortgage, both of these types of loans are generally originated for up to 75% of appraised value, less the amount of any existing prior liens on the property. The Bank secures these loans and lines with first or second mortgages. Certain policy exceptions can be approved by officers designated by the Board of Directors.

Typically, the Bank requires fire and extended casualty insurance in order to protect the property securing its residential and other mortgage loans. Generally, title insurance is required on all residential mortgage loans, but not on home equity loans and lines. However, an attorney's opinion letter may be requested on any home equity loans and lines with loan amounts of $200,000 and greater.

Consumer Loans

The Bank offers a full range of consumer loans in order to meet demand for such financial services from its customers and because such loans typically have shorter terms and higher interest rates than commercial or residential mortgage loans. Consumer loans are made on both a direct and indirect basis and may be secured or unsecured and include motor vehicle loans, personal loans, overdraft protection and recreational vehicle loans.

The Bank's underwriting guidelines for such loans generally require that a borrower have been in his or her present job for a minimum of two years. A credit report is obtained on each borrower. Generally, the borrower's total debt to income ratio should not exceed 40%. Loans secured by motor vehicles typically do not exceed 100% of the value of the car. However, the ability of the borrower to repay is the primary consideration. At June 30, 2015, $18.4 million, or 6.9% of the Bank's total loans, consisted of consumer loans.

Composition

The following table sets forth the Bank's loans by major categories as of the dates indicated:

	At June 30, 2015	At December 31, 2014
Consumer:	(Dollars in Thousands)	
Installment	$ 18,297	17,050
Residential Mortgages		
(includes home equity loans):	75,566	76,923
Commercial:		
Business and agricultural	173,389	174,464
Total loans, gross	267,252	268,437
Net unearned loan origination fees and costs	580	520
Total loans	267,832	268,957
Allowance for loan losses	(3,130)	(3,100)
Net Loans	$ 264,702	265,857

Policies and Procedures

The Bank's written lending policies require underwriting, loan documentation, and credit analysis standards to be met prior to funding any loan. Lending authorities for the Bank's officers are established by the Bank's Board of Directors consistent with the knowledge, training, experience, and lending record of each officer. Loan decisions for credits in excess of $750,000 are made by the Bank's Board of Directors, or a Loan Committee comprised largely of Directors. After the loan has been approved and funded, continued periodic review is required. Due to the secured nature of residential mortgage loans and the smaller balances of individual installment loans, sampling techniques are used on a continuing basis for credit reviews of these loan types. The Bank has a policy of discontinuing accrual of interest income at the time the loan becomes 90 days delinquent, unless the loan is well secured and in process of collection. If circumstances warrant, accrual of interest may be discontinued prior to 90 days. If a loss of loan principal is anticipated, any payments received on that non-accrual loan is credited to principal until full recovery of past due payments has been recognized. The loan is not restored to accrual status until the customer demonstrates the ability to service the loan over its remaining life in accordance with the underlying note agreement. Loans are charged off in whole or in part upon a determination that a loss will occur. The Bank considers a loan impaired when, based on current information and events, it is probable that it will be unable to collect all amounts of principal and interest under the original terms of the agreement. Accordingly, the Bank measures certain impaired commercial loans based on the present value of future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Bank collectively evaluates large groups of small balance, homogeneous loans which include commercial loans less than $100,000, all residential mortgages, automobile, and other consumer loans. Non-accrual and delinquent loans are reviewed monthly for impaired loan identification.

The following table sets forth information concerning loan delinquency and other non-performing assets.

	At June 30, 2015	At December 31, 2014
	(Dollars in Thousands)	
Loans accruing, but past due 30 to 89 days	$ 1,107	1,727
Loans accruing, but past due 90 days and over	32	124
Total non-accrual loans	529	606
Other real estate owned, net of valuation allowance	1,157	1,591
Total non-performing assets	$ 1,718	2,321
Non-accrual loans as a percentage of total loans, net of unearned loan premiums and fees	0.20%	0.23%
Non-performing assets as a percentage of total assets	0.35%	0.49%

Non-performing assets are comprised of (i) loans accruing, but past due 90 days and over, (ii) non-accrual loans, and (iii) other real estate owned ("OREO").

At June 30, 2015, the Bank had $264,000 in loans that were considered impaired and had a specifically identified allowance for probable incurred losses compared to $295,000 at December 31, 2014. Impairment applies to loans that are identified for evaluation on an individual basis. Loans are considered impaired when, based on current information and events, it is probable that the creditor will be unable to collect all interest and principal payments due according to the contractual terms of the loan agreement. The impairment allowance associated with these loans at June 30, 2015, was $65,000 compared to $88,000 at December 31, 2014. There were $906,000 considered impaired that required no allocated reserve at June 30, 2015, compared to none at December 31, 2014. At June 30, 2015 and December 31, 2014, non-accrual loans were 0.20% and 0.23%, respectively, of total loans, while non-performing assets were 0.35% and 0.49%, respectively, of total assets. At both June 30, 2015 and December 31, 2014, all problem loans were either classified as impaired or non-performing. Potential problem loans are loans which management has serious doubts as to the borrowers' ability to comply with the present repayment terms and loans which management is actively monitoring due to changes in the borrowers' financial condition. Impaired loans, non-performing loans, and potential problem loans have been considered in management's analysis of the adequacy of the allowance for loan losses.

At June 30, 2015 and December 31, 2014, there were no other interest-bearing assets that would be classified as impaired, non-performing, or potential problem loans if such assets were loans. Other interest-bearing assets include investment securities, federal funds sold, and interest-bearing balances with other banks.

Real estate acquired by the bank as a result of foreclosure and/or deed in lieu of foreclosure is classified as OREO until it is sold. Write-downs from cost to estimated fair value which are required at the time of foreclosure are charged to the allowance for loan losses. After transfer, the property is carried at the lower of cost or fair value, less estimated selling expenses. Adjustments to the carrying value of such properties that result from subsequent declines in value are charged to operations in the period in which the declines occur. As of June 30, 2015 and December 31, 2014, the Bank had $1,208,000 and $1,852,000 respectively in OREO. The valuation allowance as of June 30, 2015, was $51,000 compared to $261,000 at December 31, 2014.

Allowance for Loan Losses

Management makes a continuing determination as to an appropriate provision from earnings to maintain an allowance for loan losses that is adequate for probable incurred losses in the loan portfolio. In making the determination, management utilizes a loan loss reserve analysis format which considers several factors including: loans criticized internally and/or externally by regulators and/or the Bank's independent loan review firm, delinquent loans to include the amount and trends in delinquencies, projected future losses based upon historical data for loans which are currently performing as agreed, growth in the various segments of the Bank's loan portfolio, analytical review of loan charge-off experience, other relevant historical and peer statistical ratios, and management's judgment with respect to local and general economic conditions and their impact on the existing loan portfolio.

The Bank has no credit exposure to foreign countries or foreign borrowers, or to "highly leveraged transactions," as defined by the Federal Reserve Board.

Although the Bank uses its best judgment in underwriting each loan, industry experience indicates that a portion of the Bank's loans nevertheless will become delinquent. Regardless of the underwriting criteria utilized by banks, losses may be experienced as a result of many factors beyond their control including, among other things, changes in market conditions affecting the value of collateral and unrelated problems affecting the repayment capacity of the borrower.

The following table sets forth year-end balances and changes in the allowance for loan losses and certain ratios for the six months ended June 30, 2015 and the year ended December 31, 2014:

	At or For the Period Ended June 30, 2015	At or For the Year Ended December 31, 2014
	(Dollars in Thousands)	
Average recorded investment in loans outstanding	$ 266,650	249,858
Balance at beginning of year	$ 3,100	2,860
Charge-offs:		
Commercial	(18)	(31)
Real estate-mortgage	(25)	(15)
Consumer	(41)	(155)
Total charge-offs	(84)	(201)
Recoveries:		
Commercial	11	37
Real estate-mortgage	---	----
Consumer	34	47
Total recoveries	45	84
Net charge-offs	(39)	(117)
Provision for loan losses	69	357
Balance at end of period	$ 3,130	3,100
As a percent of average loans:		
Net charge-offs (annualized)	0.03%	0.05%
Provision for loan losses (annualized)	0.05%	0.14%
Allowance for loan losses	1.17%	1.24%
Allowance as a percentage of each of the following:		
Total loans, net of unearned loan premiums and fees	1.17%	1.15%
Total non-accrual and delinquent loans 90 days and over and still accruing	557.93%	424.66%
Total non-accrual loans	591.68%	511.55%

The Bank's management is unable to determine in what loan category future charge-offs and recoveries may occur. However, the following schedule sets forth the allocation of the allowance for loan losses among various categories. The allocation is based upon historical experience and specific reserves allocated to currently impaired loans. The entire allowance for loan losses is available for probable incurred losses which may occur in any loan category.

	At June 30, 2015		At December 31, 2014	
	Amount	Percent of Loans in Each Category to Loans	Amount	Percent of Loans in Each Category to Loans
	(Dollars in Thousands)			
Allocation of allowance for loan losses:				
Commercial	$ 2,609	65%	2,579	65%
Mortgage	120	28%	132	29%
Consumer	177	7%	179	6%
Unallocated	224	n/a	210	n/a
Total	$ 3,130	100%	3,100	100%

Securities Portfolio

The Bank maintains a securities portfolio for the secondary application of funds as well as a source of liquidity. The Bank classifies its securities as either "available for sale" or "held to maturity," and does not hold any securities considered to be trading. Held to maturity securities are those securities that the Bank has the positive intent and the ability to hold until maturity. All other securities not included in held to maturity are classified as available for sale.

Available for sale securities are recorded at fair value. Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as accumulated other comprehensive income (loss) as a separate component of shareholders' equity. Transfers of securities between categories are recorded at fair value at the date of transfer. The unrealized holding gains or losses included in the separate component of equity for securities transferred from available for sale to held to maturity are maintained and amortized into earnings over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security. A decline in the fair value of any available for sale or held to maturity security below cost, deemed other than temporary, is charged to earnings for the portion related to credit and the portion related to other factors is recognized in other comprehensive income.

The following table sets forth the amortized cost and fair value of securities as of June 30, 2015, and December 31, 2014:

Available-for-sale		At June 30, 2015		At December 31, 2014	
		Amortized Cost	Fair Value	Amortized Cost	Fair Value
		(Dollars in Thousands)			
Debt Securities:					
U.S. Agency	$	46,989	48,707	43,035	44,740
State & Municipal		45,511	46,406	43,972	45,116
U.S. Agency MBS		85,139	85,761	71,553	72,648
Corporate Bonds		3,120	3,163	3,134	3,174
Total Securities	$	180,759	184,037	161,694	165,678

Held-to-maturity		At June 30, 2015		At December 31, 2014	
		Amortized Cost	Fair Value	Amortized Cost	Fair Value
		(Dollars in Thousands)			
Debt Securities:					
State & Municipal	$	3,946	4,017	9,302	9,424
Total Securities	$	3,946	4,017	9,302	9,424

As of June 30, 2015, 25.9% of the Bank's total securities portfolio was held in U.S. Government Sponsored Agency Securities, 45.6% in U.S. Government Sponsored Agency mortgage-backed securities, 26.8% was held in municipal securities, and 1.7% was held in US Corporate Bonds. All mortgage-backed securities are issued by or collateralized by U.S. Government Sponsored Agencies and backed by residential loans. The total carrying value of securities increased from $175.0 million at December 31, 2014, to $188.0 million at June 30, 2015, due to growth in deposits. At June 30, 2015, securities having a fair value of $167.8 million were pledged as collateral for public funds and other purposes as required or permitted by law. According to the following tables, 29.5% of the debt securities in the portfolio have contractual maturities within five years. Debt securities are shown at their stated maturity dates for the purposes of this table.

Available-for-sale		At June 30, 2015				
		Within 1 Year	After 1 Year But Within 5 Years	After 5 Years But Within 10 Years	After 10 Years	Total
		(Dollars in Thousands)				
Amortized Cost:						
U.S. Agency	$	1,004	30,466	15,519	---	46,989
State & Municipal		1,896	14,856	25,720	3,039	45,511
U.S. Agency MBS		---	510	9,855	74,774	85,139
Corporate Bonds		---	1,612	1,508	---	3,120
Total debt securities at amortized cost	$	2,900	47,444	52,602	77,813	180,759

At June 30, 2015

Available-for-sale	Within 1 Year	After 1 Year But Within 5 Years	After 5 Years But Within 10 Years	After 10 Years	Total
		(Dollars in Thousands)			
Fair Value:					
U.S. Agency	$ 1,012	31,140	16,555	---	48,707
State & Municipal	1,923	15,312	26,157	3,014	46,406
U.S. Agency MBS	---	534	10,207	75,020	85,761
Corporate Bonds	---	1,631	1,532	---	3,163
Total debt securities at fair value	$ 2,935	48,617	54,451	78,034	184,037
Weighted average interest rate of debt securities	3.70%	2.54%	2.94%	2.23%	2.54%

At June 30, 2015

Held-to-maturity	Within 1 Year	After 1 Year But Within 5 Years	After 5 Years But Within 10 Years	After 10 Years	Total
		(Dollars in Thousands)			
Amortized Cost:					
State & Municipal	$ 2,371	1,477	98	---	3,946
Total debt securities at amortized cost	$ 2,371	1,477	98	---	3,946
Fair Value:					
State & Municipal	$ 2,476	1,540	101	---	4,017
Total debt securities at fair value	$ 2,476	1,540	101	---	4,017
Weighted average interest rate of debt securities	2.00%	3.44%	3.55%	---	2.58%

Deposits

The following table sets forth the breakdown of deposits as of June 30, 2015, and December 31, 2014. The Bank's total deposits increased to $417.6 million at June 30, 2015, from $383.4 million at December 31, 2014. The change was spread throughout the categories listed below.

	At June 30, 2015	At December 31, 2014
	(Dollars in Thousands)	
Non-interest bearing	$ 91,655	97,434
Interest bearing NOW and Money Market	130,558	86,569
Savings	64,314	61,658
Time deposits	131,097	137,703
Total deposits	$ 417,624	383,364

Included in time deposits are certificates of deposit of $100,000 and brokered deposits. Brokered deposits amounted to $36.5 million at June 30, 2015, compared to $38.9 million at December 31, 2014. The following table breaks out these higher balance accounts and also the maturities of the categories. Of the Bank's certificates of deposit of $100,000 or more at June 30, 2015, $38.8 million are from local public entities (such as counties, school districts, villages). These deposits are considered a stable source of funding for the Bank.

| | Certificates $100,000 or more at | | Certificates less than $100,000 at | |
| | June 30, 2015 | December 31, 2014 | June 30, 2015 | December 31, 2014 |
Maturing in:		(Dollars in Thousands)		
3 months or less	$ 48,850	55,895	10,143	10,679
3 - 12 months	16,745	11,846	23,709	21,352
Over 12 months	6,357	7,699	25,293	30,232
Total	$ 71,952	75,440	59,145	62,263

Borrowings

The Bank has the ability to borrow money from the Federal Home Loan Bank of New York (the "FHLB"). This source of funds is used as a liquidity tool for the Bank. At June 30, 2015, the Bank had $21.0 million in borrowings from the FHLB, compared to $38.5 million at December 31, 2014. The following is a tabulation of outstanding advances from the FHLB as of June 30, 2015 (in thousands):

Maturity Year	Amount (in Thousands)	Weighted Average Interest Rate
2015	$ 5,000	0.69%
2016	11,500	0.85%
2017	1,500	1.16%
2018	1,500	1.61%
2019	1,500	1.98%
Total	$ 21,000	0.97%

Subordinated Debentures

On July 16, 2007, Steuben Statutory Trust II, a trust formed by the Company, completed a pooled private offering of $2,000,000 of trust preferred securities. The Company issued $2,062,000 of subordinated debentures to the trust in exchange for ownership of all common security of the trust and the proceeds of the preferred securities sold by the trust. The trust is not consolidated with the Company's financial statements, but rather the subordinated debentures are shown as a liability. The Company's investment in the common stock of the trust was $62,000 and included in Other Assets.

The Company may redeem the subordinated debentures in whole or in part, in a principal amount with integral multiples of $1, quarterly at 100% of the principal amount, plus accrued and unpaid interest. The subordinated debentures are also redeemable in whole or in part from time to time, upon occurrence of specific events defined within the trust indenture. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years.

The subordinated debentures may be included in Tier I capital (with certain limitations applicable) under current regulatory guidelines and interpretations. The subordinated debentures have a variable rate of interest equal to the three month London Interbank Offered Rate (LIBOR) plus 1.55%. This rate resets on a quarterly basis and was 1.84% at June 30, 2015.

<u>Interest Rate Risk Management</u>

Asset/liability management involves managing the extent to which interest-sensitive assets and interest-sensitive liabilities are matched. The Bank typically defines interest-sensitive assets and liabilities as those that reprice within one year or less. Maintaining an appropriate match is a method of avoiding wide fluctuations in net interest margin during periods of changing interest rates.

The difference between interest-sensitive assets and interest-sensitive liabilities is known as the "interest sensitivity gap" ("GAP"). A positive GAP occurs when interest-sensitive assets exceed interest-sensitive liabilities repricing in the same time periods, and a negative GAP occurs when interest-sensitive liabilities exceed interest-sensitive assets repricing in the same time period. A negative GAP ratio suggests that a financial institution may be better positioned to take advantage of declining interest rates rather than increasing interest rates, and a positive GAP ratio suggests the converse.

The Bank attempts to manage its assets and liabilities in a manner that stabilizes net interest income and net economic value over a broad range of interest rate environments. Adjustments to the mix of assets and liabilities are made periodically in an effort to give the Bank dependable and steady growth in net interest income regardless of the behavior of general interest rates in the economy. The Bank did take $76,000 in gains on sales of securities during 2015 compared to $86,000 for the six months ended June 30, 2014. This was done to restructure the investment portfolio to help mitigate the overall interest rate risk of the Bank. The following table presents a summary of the Bank's interest rate sensitivity at June 30, 2015:

Interest Rate Sensitivity at June 30, 2015
(Dollars in Thousands)

	One year or less	Over 1 year through 5 years	Over 5 years	Total
		(Dollars in Thousands)		
Interest-earning assets: (1)				
Loans (2)	$ 132,993	112,748	20,982	266,723
Securities	27,998	98,020	61,965	187,983
Interest bearing due from banks	9,791	---	---	9,791
Total	$ 170,782	210,768	82,947	464,497
Interest-bearing liabilities:				
Interest-bearing deposits (3)	$ 294,974	30,995	----	325,969
Borrowings	16,500	4,500	----	21,000
Trust Preferred Securities	2,062	----	----	2,062
Total	$ 313,536	35,495	----	349,031
Interest rate sensitivity gap:				
Interval	$ (142,754)	175,273	82,947	115,466
Cumulative	$ (142,754)	32,519	115,466	N/A
Ratio of cumulative gap to total rate sensitive assets	(30.73)%	7.00%	24.86%	N/A

(1)   Adjustable and floating-rate assets are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed-rate assets are included in the periods in which they are anticipated to be paid based on amortization schedules and prepayment histories.

(2)   Balances exclude unearned loan fees and costs of $580,000, and have also been reduced for non-accruing loans, which amounted to $529,000 at June 30, 2015.

(3)   The Bank's negotiable order of withdrawal ("NOW") accounts, statement savings accounts and money market deposit accounts are generally subject to immediate withdrawal and are included in the "one year or less" category.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rate on a short-term basis and over the life of the assets. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Average Balances and Yields

The following table presents the total dollar amount of interest income from average interest-earning assets and the resulting rates, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Net interest margin is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities. All average balances are daily average balances. Nonaccrual loans are included in average loan balances. The average balance of investment securities is presented at fair value for available for sale securities, and amortized cost for held-to-maturity securities.

	Six Months Ended June 30,					
	2015			2014		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
			(Dollars In Thousands)			
Interest-Earning Assets:						
Loans	$ 266,100	6,346	4.77%	243,346	5,855	4.81%
Investment Securities	187,704	2,253	2.40%	175,356	2,207	2.52%
Other	998	---	---	994	---	---
Total Interest-Earning Assets	$ 454,802	8,599	3.78%	419,686	8,062	3.84%
Non-earning Assets	42,188			37,294		
Total Assets	$ 496,990			456,990		
Interest-Bearing Liabilities:						
NOW, MMA and Savings Deposits	$ 182,604	25	0.03%	163,949	23	0.03%
Time Deposits	132,290	361	0.55%	127,370	303	0.48%
Borrowings	34,776	141	0.81%	32,014	162	1.01%
Subordinated Debentures	2,062	19	1.84%	2,062	19	1.84%
Total Interest-Bearing Liabilities	$ 351,732	546	0.31%	325,395	507	0.31%
Non-Interest Bearing Deposits	93,147			84,094		
Other Non-Interest Bearing Liabilities	4,848			3,595		
Shareholders' Equity	47,263			43,906		
Total Liabilities and Shareholders' Equity	$ 496,990			456,990		
Net Interest Income		8,053	3.47%		7,555	3.53%
Net Yield on Interest Earning Assets			3.54%			3.60%
Average Interest-Earning Assets to Average Interest-Bearing Liabilities				128.98%		

Rate/Volume Analysis

The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Bank's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (change in volume multiplied by prior year rate), (2) changes in rate (change in rate multiplied by prior year volume) and (3) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

		For Six Months Ended June 30				
	2015 vs. 2014			2014 vs. 2013		
	Increase (Decrease) Due To		Total Increase (Decrease)	Increase (Decrease) Due To		Total Increase (Decrease)
	Volume	Rate		Volume	Rate	
	(Dollars in Thousands)					
Interest-Earning Assets:						
Fed Funds and Interest Bearing Deposits	$ ---	---	---	---	---	---
U.S. Agencies & MBS	135	(59)	76	263	9	272
State & Municipal	(18)	(30)	(48)	(6)	(26)	(32)
Other Stocks and Bonds	17	1	18	25	(4)	21
Total Investments and Other	$ 134	(88)	46	282	(21)	261
Commercial Loans	$ 586	1	587	306	(65)	241
Mortgage Loans	(103)	(35)	(138)	(178)	(63)	(241)
Consumer Loans (incl. H/E Lines)	56	(14)	42	(7)	(49)	(56)
Total Loans	539	(48)	491	121	(177)	(56)
Total Interest-Earning Assets	$ 673	(136)	537	403	(198)	205
Interest-Bearing Liabilities:						
NOW, MMA and Savings Accounts	$ 3	(1)	2	1	2	3
Time Deposits	12	46	58	12	(10)	2
Total Deposits	$ 15	45	60	13	(8)	5
FHLB Advances	16	(37)	(21)	37	(58)	(21)
Subordinated Debentures	---	---	---	0	---	---
Total Borrowings	16	(37)	(21)	37	(58)	(21)
Total Interest-Bearing Liabilities	$ 31	8	39	50	(66)	(16)
Increase (Decrease) in Net Interest Income	$ 642	(144)	498	353	(132)	221

REGULATION AND SUPERVISION

The references under this heading to various aspects of supervision and regulation are brief summaries which do not purport to be complete. However, to the knowledge of the Company's management the summaries provide all material disclosure with respect to such supervision and regulations.

The Bank is chartered under the Banking Law of New York State and, as such, is examined and supervised by the New York State Department of Financial Services. The Bank's deposits are insured by the FDIC to the extent provided in the Federal Deposit Insurance Act. The Bank has elected not to be a state member bank of the Federal Reserve System. Therefore, as a "state non-member bank," the FDIC is the federal agency responsible for regulation of the Bank, and the Bank is subject to examination and supervision by the FDIC.

As a New York State chartered "non-member bank," the Bank is subject to numerous New York State and federal laws regulating, among other things, the Bank's conduct of its banking business (including loans, deposits and trust business), the capitalization and liquidity of the Bank, the opening and closing of branch offices, the issuance of Bank securities, and the Bank's engagement in activities closely related to banking.

The Company is a bank holding company within the meaning of the federal Bank Holding Company Act, and thus it is subject to the provisions of that Act. This requires the Company to be registered as a bank holding company with the Federal Reserve Board, which in turn requires it to file periodic and annual reports and other information concerning its own business operations and those of its subsidiaries with the Federal Reserve Board. Generally, the Company is subject to the Federal Reserve Board's ongoing supervision and examination.

In addition, under the Bank Holding Company Act, a bank holding company must obtain Federal Reserve Board approval before it acquires, directly or indirectly, ownership or control of any voting shares of a second or subsequent bank if, after such acquisition, it would own or control more than 5% of such shares, unless it already owns or controls a majority of such shares. Federal Reserve Board approval must also be obtained before a bank holding company acquires all or substantially all of the assets of another bank or merges or consolidates with another bank holding company. Furthermore, any acquisition by a bank holding company of more than 5% of the voting shares, or of all or substantially all of the assets, of a bank located in another state may not be approved by the Federal Reserve Board unless the laws of that second state specifically authorize such an acquisition.

The Bank Holding Company Act also prohibits a bank holding company, with certain limited exceptions, from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank, or from engaging in any activities other than those of banking or of managing or controlling banks or furnishing services to or performing services for its subsidiaries. The principal exception to these prohibitions involves certain specified activities which may be engaged in by the Company and its subsidiaries, including those activities which the Federal Reserve Board may find, by order or regulation, to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

A bank holding company may not, without providing 45-days prior notice to the Federal Reserve Board, purchase or redeem its own stock if the gross consideration to be paid therefore, when added to the net consideration paid by the Company for all purchases or redemptions by the Company of its equity securities within the preceding twelve months, will equal 10% or more of the Company's consolidated net worth.

The Federal Reserve Board possesses cease and desist powers over bank holding companies and their non-bank subsidiaries if their actions represent an unsafe or unsound practice or a violation of law.

In addition, the Company is required under the New York State Banking Law to obtain the prior approval of the New York State Department of Financial Services Board by a three-fifths vote of all the members thereof before the Company obtains, directly or indirectly, ownership or control of (including the power to vote) more than 10% of the voting stock of a second banking institution located in New York State.

In 1999, Congress passed the Gramm-Leach-Bliley Act. This law enables affiliations among banks, securities firms and insurance companies that would allow bank holding companies to offer their customers a broad range of non-banking services that are, however, financial in nature, such as securities underwriting, insurance, and merchant and investment banking. In order to engage in these activities, a bank holding company must qualify with the Federal Reserve Board as a "financial holding company". The Company has qualified with the Federal Reserve as a financial holding company.

In 2010, the President signed into law the Dodd-Frank Act. This law resulted in significant changes to the banking industry. The provisions that have received the most public attention have been those that apply to larger financial institutions; however, the Dodd-Frank Act does contain numerous other provisions that affect all banks and bank holding companies and will impact how the Company and the Bank handle their operations. The Dodd-Frank Act requires various federal agencies, including those that regulate the Company and the Bank, to promulgate new rules and regulations and to conduct various studies and reports for Congress. The federal agencies are in the process of promulgating thee rules and regulations and have been given significant discretion in drafting such rules and regulations. Several of the provisions of the Dodd-Frank Act may have the consequence of increasing the Bank's expenses, decreasing its revenues and changing the activities in which it chooses to engage. The specific impact of the Dodd-Frank Act on our current activities or new financial activities we may consider in the future, our financial performance, and the markets in which we operate will depend on the manner in which the relevant agencies develop and implement the required rules and regulations and the reaction of market participants to these regulatory developments

The Dodd-Frank Act includes provisions that, among other things:
- Change the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible capital, eliminate the ceiling on the size of the Department Insurance Fund (DIF), and increase the floor applicable to the size of the DIF.
- Make permanent the $250,000 limit on deposits for federal deposit insurance, retroactive to January 1, 2008.
- Repeal the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts.
- Centralize responsibility for consumer financial protection by creating a new agency responsible for implementing, examining, and enforcing compliance with federal consumer financial laws under the newly created Consumer Financial Protection Bureau ("CFPB")
- Promulgate or revise regulations relating to the origination and servicing of consumer obligations, including residential mortgages.

On July 10, 2013, the FDIC adopted new rules for risk-based and leverage capital requirements for banks. The interim final rule implements a revised definition of regulatory capital, a new common equity tier 1 minimum capital requirement, a higher minimum tier 1 capital requirement and changes to the risk-based capital rules. In addition, the interim final rule establishes limits on a bank's capital distribution and certain discretionary bonus payments if the bank does not hold a specified amount of common equity tier 1 capital in addition to the amount necessary to meet its minimum risk-based capital requirements. The interim final rule amends the methodologies for determining risk-weighted assets for all FDIC supervised institutions. The rule applies to all banks and to bank holding companies with assets of more than $500 million. The final rule became effective on January 1, 2015. Both the Company and the Bank met all capital requirements they are subject to.

Future Legislation and Regulatory Initiatives

It is likely that additional legislation will be considered by Congress that, if enacted could have a significant impact on the operations of banks and bank holding companies, including Steuben Trust Corporation and the Bank.

PROPERTIES

As of June 30, 2015, the Bank has a branch office network of fourteen offices. Of this total, the Bank owns eleven of such properties, including that in which its main office is located in Hornell, New York. The remaining branch locations are leased.

USE OF PROCEEDS

The net proceeds from the sale of any shares of Common Stock by the Company to the Plan will be used for the Company's general corporate purposes, including investments in, extensions of credit or advances to, the Bank.

DESCRIPTION OF CAPITAL STOCK

The Company is authorized to issue up to 500,000 shares of Series A Preferred Stock, par value $10.00 per share, and up to 5,000,000 shares of Common Stock, par value $1.00 per share.

As of June 30, 2015, 1,743,303 shares of Common Stock were issued, and the Company had 414 shareholders of record. As of June 30, 2015, the Company held 100,649 shares of its Common Stock in treasury.

Common Stock

As of June 30, 2015, 1,743,303 shares of the Company's Common Stock were issued, and 3,256,697 shares of Common Stock currently remain available for issuance at the discretion of the Board of Directors. These shares may be issued for such purposes as financings, acquisitions, stock dividends, stock splits, employee incentive plans, dividend reinvestment plans and other similar purposes. However, these additional shares may also be used by the Board of Directors (if consistent with its fiduciary responsibilities) to deter future attempts to gain control over the Company.

The Company's dividend reinvestment and stock purchase plan is issued under Regulation A of the Securities Act of 1933. Currently, Regulation A is an exemption for public offerings not exceeding $5 million in any 12-month period. This amount is the current requirement, and may change from time to time. To rely on this exemption, the Company has filed this offering statement with the SEC on Form 1-A.

Voting Rights. Each share of Common Stock is entitled to one vote on each matter submitted to a vote of the Company's Common shareholders. Such shareholders do not have cumulative voting rights with respect to any matters to be voted upon, including the election of Directors.

Dividends. Under the New York Business Corporation Law, dividends are payable out of surplus only, and may be declared and paid by the Company except when the Company currently is insolvent or would thereby be made insolvent. In addition, under the New York Banking Law, the Bank may only pay dividends to the Company up to an amount equal to its net profits for that year combined with its retained net profits of the preceding two years. At June 30, 2015, the Bank's dividend paying ability was $9,012,000.

The Company paid $0.55 per share in dividends during the six months ended June 30, 2015, versus $1.05 dividends during the year ended December 31, 2014. In the past, dividends have been paid on the Company's Common Stock on a quarterly basis, and the usual quarterly dividend payment dates have been in February, May, August and November each year.

Liquidation Rights. In the event of liquidation, holders of the Company's Common Stock will be entitled to receive, pro rata, any corporate assets remaining for distribution after all other corporate debts and obligations are satisfied.

Preemptive Rights. Holders of the Company's Common Stock do not have any preemptive rights with respect to any additional issuances by the Company of its capital stock or other securities.

Provisions for Corporate Defense. The Company's Certificate of Incorporation contains several provisions designed to assure continuity of management and to discourage sudden changes in control of the Board of Directors. For example, it states that the affirmative vote of 75% of the entire Board of Directors or

75% of the Common Shares entitled to vote is required either (1) to amend the provisions in the Bylaws regulating the number and qualifications of Directors and any restrictions on Directors, or (2) remove a Director without cause.

Further, under the New York Business Corporation Law, and in the absence of any additional requirements imposed by a corporation's certificate of incorporation, mergers, consolidations and most other business combinations must be approved by two-thirds of the outstanding voting common shares. Thus, a bidder could acquire two-thirds of the outstanding common stock through any combination of private purchase, open market purchase or tender offer, and then complete the acquisition by a business combination such as a merger, sale of assets or other transaction and force out the remaining shareholders. However, the Company's Certificate of Incorporation requires the affirmative vote of either (a) 80% of the entire Board of Directors and 66 2/3% of the outstanding Common Shares entitled to vote, or (b) 75% of the outstanding Common Shares entitled to vote in favor of either (i) any merger or consolidation of the Company or any subsidiary under the terms of which the Common Shareholders of the Company shall, after the transaction, own less than 75% of the resulting entity, or (ii) the sale of all or substantially all of the assets of the Company or any subsidiary.

In addition, the Company's Certificate of Incorporation requires any "Business Combination," as defined in the Certificate, with a "Major Stockholder," also therein defined, to be approved either (1) by the Board of Directors prior to the Major Stockholder involved in the Business Combination becoming a Major Stockholder, or (2) by unanimous approval of the Board of Directors prior to the Major Stockholder becoming such, as well as approval by a majority of the "Continuing Directors," as defined in the Certificate of Incorporation, of the Business Combination, or (3) by 75% of the total number of Continuing Directors, or (4) by 75% of the outstanding Common Stock of the Company as well as 75% of the outstanding Common Stock owned by persons other than any Major Stockholder.

Notwithstanding the requirements described in the preceding paragraph, the Company's Certificate of Incorporation provides that no Business Combination with a Major Stockholder may be approved unless the fair market value of the consideration received by the Company's Common Shareholders is not less than the highest per share price paid by the Major Stockholder for the Company's stock during the two years preceding the announcement of the proposed Business Combination.

For the purpose of the regulation of Business Combinations in the Company's Certificate of Incorporation, the term "Business Combination" is defined to include any merger or consolidation with, or sale of assets to, directly or indirectly, a Major Stockholder or an affiliate or associate of a Major Stockholder; the term "Major Stockholder" is defined to include any person which, together with its affiliates and associates, is the beneficial owner of 10% or more of the outstanding shares of voting stock of the Company; and the term "Continuing Directors" is defined to include members of the Board of Directors prior to the time that a Major Stockholder becomes a Major Stockholder.

The Certificate of Incorporation authorizes the Directors of the Company, in taking any action (including actions on Business Combinations), to consider, without limitation, both the long term and the short term interests of the Company and its shareholders, employees, customers, creditors and the communities in which it operates.

While the Company believes that the provisions described above will best serve the interests of its shareholders, the provisions could also discourage takeover attempts, which some shareholders might deem to be in their interest, and may tend to perpetuate existing management.

Other Matters. American Stock Transfer and Trust Company, LLC, Brooklyn, New York, is the Company's transfer agent. The shares of the Company's Common Stock do not have any redemption or conversion provisions applicable thereto and under New York Business Corporation Law Section 630, during any time in which the shares of the Company's Common Stock are not listed on a national securities exchange or regularly quoted in an over-the-counter market by one or more members of a national or an affiliated securities association, the ten largest common shareholders of the Company will jointly and severally be personally liable for all debts, wages and salaries due and owing to any of the Company's laborers, servants or employees (other than contractors) for services performed by them for the Company.

Except as indicated above, no holders of the Company's Common Stock will be personally liable for the debts of the Company solely by virtue of their ownership or control of shares of Common Stock.

DIRECTORS AND EXECUTIVE OFFICERS

The Directors and executive officers of the Company and key officers of the Bank as of June 30, 2015, are as follows:

Name	Age	Current Position (s) with Company Director (or Bank)	Since	Principal Occupation During Past Five Years and/or Position(s) Held with the Company (or Bank)
Robert U. Blades, Jr.	67	Director	1985	1982 – 2010 President of A.L. Blades and Sons, Inc. (bridge and road contractor) 2010 – Present - President of Blades Holding Company, Inc.
Brenda L. Copeland	63	President, Chief Executive Officer and Director	2003	2003 - Present - President & CEO of Steuben Trust Corporation and Steuben Trust Company
Michael E. Davidson	59	Director	2008	2003 – Present - President A. Davidson & Bros. Inc. Furniture Retailer
Charles M. Edmondson	73	Director	2005	2000 – Present - President, Alfred University
Jack R. Emrick	60	Senior Vice President and Retail Bank Manager	N/A	1992 – Present - Senior Vice President and Retail Bank Manager-Steuben Trust Company
Stoner E. Horey	69	Director	1992	2003 - 2008 Director of Geriatrics and Extended Care at Bath VA Medical Center 2009 – 2011 Hospitalist, The Exigence Group 2011 – Present – Physician, Delphi Medical Services
Sue A. Lacy	60	Senior Vice President and Human Resources Manager	N/A	1988 – Present - Human Resources Manager Steuben Trust Company
L. Victor Myers	67	Director	2011	2005 – 2010 SVP & Commercial & Agricultural Loan Officer Steuben Trust Company 2011 – Present – Retired
James P. Nicoloff	60	Executive Vice President and Chief Financial Officer	N/A	1992 – Present - Executive Vice President and Chief Financial Officer-Steuben Trust Corporation and Steuben Trust Company
Charles D. Oliver	72	Director	1992	Presently is, and has been for the past 5 years General Manager Charles F. Oliver & Son (farm machinery dealer)
Amanda S. Parker	51	Director	2012	1994 – 2014 - CPA/Partner Bonadio & Company 2014 – Present – CPA/Partner – Parker & Lubanski CPAs LLP

Name	Age	Current Position (s) with Company Director (or Bank)	Since	Principal Occupation During Past Five Years and/or Position(s) Held with the Company (or Bank)
Amber R. Phelps	48	Executive Vice President, IT Systems and Operations Manager	N/A	1995 – 2004- Assistant Vice President & Information Systems Officer-Steuben Trust Company 2004 – 2006 Vice President & Information Systems Officer-Steuben Trust Company 2006 – 2012 - Senior Vice President & Manager Of Information Technology Department-Steuben Trust Company 2012-Present – Executive Vice President, IT Systems and Operations Manager-Steuben Trust Company
David A. Shults	71	Chairman of the Board and Director	1971	Presently is, and has been for the past 5 years, Partner, Shults & Shults, Attorneys; General Counsel to Bank
Eric Shults	73	Director	1974	Presently is, and has been for the past 5 years, Partner, Shults & Shults, Attorneys; General Counsel to Bank
Sherry C. Walton	62	Director	1999	Retired – Community Volunteer
Brian L. Wilkins	44	Director	2015	Presently is and has been for the past 5 years President, Wilkins RV
Natalie M. Willoughby	60	Senior Vice President and Manager of Trust & Financial Services Department	N/A	2002 – 2005 Vice President & Relationship Manager – The Private Bank of Bank of America, Rochester, NY 08/2005 – 06/2006 Vice President and Manager of Trust & Financial Services Department-Steuben Trust Company 6/2006 – Present - Senior Vice President and Manager of Trust & Financial Services Department-Steuben Trust Company
Gregory J. Wood	54	Senior Vice President Commercial Loan Manager	N/A	2005-2009 VP Commercial Lending, Bank of Castile 2010 – Present - Senior Vice President Commercial Lending, Steuben Trust Company

Each of the officers of the Company and of the Bank serves at the discretion of its respective Board of Directors. All Directors hold office for a one-year term until the next annual meeting of shareholders and until their successors are elected and have been qualified.

COMPENSATION OF DIRECTORS AND OFFICERS

Compensation of Directors

All Directors of the Company are also directors of the Bank. Through June 30, 2015, the Bank held 6 Board meetings and 15 Committee meetings. Directors receive $650 for each Board meeting attended and $350 for each Committee meeting attended. Directors also receive a $4,500 retainer fee at year end ($2,000 additional for the board chairman, plus an additional $500 for the chairs of the Audit, Personnel, Loan, Trust and Scholarship committees) if they attend at least 60% of the Board meetings.

Executive Compensation

The following table sets forth the aggregate annual remuneration that was paid for the year ending December 31, 2014, for each of the five highest paid persons who were then officers of the Company or the Bank:

Name of Individual	Capacities in Which Remuneration Received	Aggregate Remuneration
Brenda L. Copeland	President, Chief Executive Officer	$683,846
James P. Nicoloff	Executive Vice President, Treasurer and Chief Financial Officer	$222,712
Gregory J. Wood	Senior Vice President and Commercial Loan Manager of Steuben Trust Company	$180,953
Amber R. Phelps	Executive Vice President IT Systems & Operations Manager of Steuben Trust Company	$155,894
Hans R. Kunze	Senior Vice President and Commercial Loan Officer and Farm Department Manager of Steuben Trust Company	$148,886

Under the Executive Deferred Compensation Agreement (Deferral Agreement) with the Company, any officer with a title of senior vice president or above is eligible to participate in the plan and have a portion of their annual compensation deferred. Such deferral amounts are placed in an interest-bearing account and will be repaid to the participants in accordance with the terms of their Deferral Agreement.

On April 15, 2010, the Company's shareholders approved the adoption of a share based compensation plan, the Steuben Trust Corporation 2010 Long-Term Stock Incentive Plan (the "Incentive Plan") for all employees. The Incentive Plan permits the granting of non-qualified and incentive stock options and restricted stock grants, and reserves 80,000 shares of the Company's stock for issuance thereunder.

The Incentive Plan is administered by a committee of the Board of Directors which is responsible for designating employees to receive awards, the type and number of awards granted and establishing the terms and conditions of the awards. Option awards are granted with an exercise price at least equal to the market price of the Company's common stock at the date of grant; those option awards may have vesting periods ranging up to ten years. The fair value of each option is estimated on the date of grant using a closed form option valuation (Black-Scholes) model.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

The following table sets forth information concerning the number of shares of Common Stock beneficially owned, directly or indirectly, as of June 30, 2015, by (i) each of the three highest paid persons who were then officers and/or Directors of the Company, (ii) all executive officers and Directors of the Company as a group, and (iii) each shareholder that owns more than 10% of the Company's Common Stock:

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned (1)	Percent of Class
Brenda L. Copeland (2) One Steuben Square Hornell, New York 14843	17,324.761	1.0
James P. Nicoloff (3) One Steuben Square Hornell, New York 14843	6,900.000	*
Gregory J. Wood (4) One Steuben Square Hornell, New York 14843	2,400.000	*
David A. Shults (5) 9 Seneca Street Hornell, New York 14843	247,526.942	14.9
All Directors and Executive Officers as a Group (20 persons, including those named above)	490,494.391	29.5

* Indicates less than 1% of the Company's issued and outstanding shares of Common Stock.

(1)   The securities "beneficially owned" by an individual have been determined in accordance with the definitions of "beneficial ownership," "affiliate" and "associate" as set forth in SEC Rules 13d-3 and 12b-2 under the Exchange Act and may include securities owned by or for the individual's spouse and minor children and any other relative who has the same home, as well as securities as to which the individual has or shares voting or investment power or has the right to acquire beneficial ownership within sixty days after June 30, 2015. Beneficial ownership may be disclaimed as to certain of the securities.

(2)   Includes 16,683.261 shares owned directly by Ms. Copeland, of which 900.000 are shares in underlying options exercisable on or after February 17, 2014, and 900.000 shares exercisable on or after April 2, 2014, 900.000 shares exercisable on or after April 2, 2015, and 1,200.000 shares exercisable after May 1, 2014, 900.000 shares exercisable on or after May 1, 2015, and 641.500 shares owned by Ms. Copeland's spouse over which she has voting control as the holder of a power-of-attorney.

(3)   Includes 800.000 shares in underlying options exercisable on or after February 17, 2012.
Includes 600.000 shares in underlying options exercisable on or after February 17, 2013.
Includes 600.000 shares in underlying options exercisable on or after February 17, 2014.
Includes 800.000 shares in underlying options exercisable on or after April 2, 2013.
Includes 600.000 shares in underlying options exercisable on or after April 2, 2014
Includes 600.000 shares in underlying options exercisable on or after April 2, 2015
Includes 800.000 shares in underlying options exercisable on or after May 1, 2014
Includes 600.000 shares in underlying options exercisable on or after May 2, 2015

(4)   Includes 200.000 shares in underlying options exercisable on or after February 17, 2012
Includes 300.000 shares in underlying options exercisable on or after February 17, 2013.
Includes 300.000 shares in underlying options exercisable on or after February 17, 2014.
Includes 400.000 shares in underlying options exercisable on or after April 2, 2013.
Includes 300.000 shares in underlying options exercisable on or after April 2, 2014.

Includes 300.000 shares in underlying options exercisable on or after April 2, 2015.
Includes 200.000 shares in underlying options exercisable on or after May 1, 2014.
Includes 200.000 shares in underlying options exercisable on or after May 1, 2015.

(5)   Includes (i) 79,970.750 shares owned by Mr. D. Shults directly, (ii) 19,788.923 shares owned by Mr. D. Shults' spouse, (iii) 147,767.269 shares owned by members of Mr. D. Shults' family over which he has voting control as the holder of a power-of-attorney.

The following table sets forth the shares awarded active officers under the Incentive Plan as of June 30, 2015:

Name of Holder	Number of shares of Common Stock	Exercise Price	Vesting Dates	Shares Exercised
Brenda L. Copeland	1,200	$26.00	February 17, 2012	1,200
	900		February 17, 2013	900
	900		February 17, 2014	
	1,200	$27.00	April 2, 2013	1,200
	900		April 2, 2014	
	900		April 2, 2015	
	1,200	$30.00	May 1, 2014	
	900		May 1, 2015	
	900		May 1, 2016	
James P. Nicoloff	800	$26.00	February 17, 2012	
	600		February 17, 2013	
	600		February 17, 2014	
	800	$27.00	April 2, 2013	
	600		April 2, 2014	
	600		April 2, 2015	
	800	$30.00	May 1, 2014	
	600		May 1, 2015	
	600		May 1, 2016	
Gregory J. Wood	400	$26.00	February 17, 2012	200
	300		February 17, 2013	
	300		February 17, 2014	
	400	$27.00	April 2, 2013	
	300		April 2, 2014	
	300		April 2, 2015	
	200	$30.00	May 1, 2014	
	200		May 1, 2015	
	200		May 1, 2016	
	200		May 1, 2017	
	200		May 1, 2018	
All Executive Officers as a Group (7 persons including those named above)	3,200	$26.00	February 17, 2012	1,400
	2,400		February 17, 2013	900
	2,400		February 17, 2014	
All Executive Officers as a Group (7 persons including those named above)	3,400	$27.00	April 2, 2013	1,200
	2,550		April 2, 2014	
	2,550		April 2, 2015	
All Executive Officers as a Group (9 persons including those named above)	3320	$30.00	May 1, 2014	
	2570		May 1, 2015	
	2570		May 1, 2016	
	320		May 1, 2017	
	320		May 1, 2018	

CERTAIN TRANSACTIONS

No consideration, monetary or otherwise (including any formal or informal agreement relating to the payment of compensation in any form) has been given or offered to any shareholder, officer or Director of the Company or the Bank, or to any member of the immediate family of any of such persons, in connection with the shares offered hereby.

The Company's officers and Directors and members of their immediate families and businesses in which these individuals may hold controlling interests are customers of the Bank and it is anticipated that such parties will continue to be Bank customers in the future. Credit transactions with these parties are subject to review by the Bank's Board of Directors and/or a Committee thereof. All outstanding loans and extensions of credit by the Bank to these parties were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management, did not involve more than the normal risk of noncollectibility or present other unfavorable features.

LITIGATION

The Company is involved in legal proceedings in the normal course of business, none of which are expected to have a material adverse impact on the financial condition or results of the operations of the Company.

AVAILABLE INFORMATION

The Company's principal executive offices are located at One Steuben Square, Hornell, New York, telephone (607) 324-5010.

The Company has filed with the Securities and Exchange Commission ("SEC") a Regulation A Offering Statement on Form 1-A under the Securities Act of 1933, as amended (the "Securities Act") relating to the shares of Common Stock offered hereby ("Offering Statement"). This Offering Circular does not contain all of the information set forth in the Offering Statement and the exhibits thereto, certain portions of which have been omitted pursuant to the rules and regulations of the SEC.

The Offering Statement may be inspected and copied at prescribed rates at the public reference room maintained by the SEC at 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549. Copies of this material may also be obtained at prescribed rates by writing to the SEC, Public Reference Section, 450 Fifth Street, NW, Washington, D.C. 20549.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE BUSINESS AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS OFFERING CIRCULAR. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

NOTICE TO RESIDENTS OF PENNSYLVANIA

STEUBEN TRUST CORPORATION ("COMPANY") COMMON SHAREHOLDERS WHO ARE RESIDENTS OF PENNSYLVANIA ARE WELCOME TO ENROLL AND PARTICIPATE IN THE COMPANY'S DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN ("PLAN"). THE COMPANY IS CLAIMING AN EXEMPTION FROM REGISTRATION IN PENNSYLVANIA UNDER SECTION 203(n) OF THE PENNSYLVANIA SECURITIES ACT OF 1972. HOWEVER, TO COMPLY WITH THE REGULATIONS OF THE PENNSYLVANIA SECURITIES COMMISSION, PENNSYLVANIA RESIDENTS WHO PARTICIPATE IN THE PLAN ARE NOT PERMITTED TO MAKE VOLUNTARY ADDITIONAL CASH PURCHASES OF THE COMPANY'S COMMON SHARES UNDER THE PLAN.

INDEPENDENT AUDITOR AND LEGAL PROVIDER

The consolidated financial statements of Steuben Trust Corporation and subsidiaries as of December 31, 2014, and 2013, and for the years then ended have been included herein in the Form 1-A Offering Statement. The consolidated financial statements of Steuben Trust Corporation as of December 31, 2014 and 2013, and the years then ended, have been audited by Crowe Horwath LLP, independent auditors.

Underberg & Kessler LLP, Rochester, New York, will issue a legal opinion concerning the validity of the common stock being sold in this Offering.

INDEPENDENT AUDITOR'S REPORT

F-1

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders
Steuben Trust Corporation
Hornell, New York

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Steuben Trust Corporation, which comprise the consolidated statements of financial condition as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Steuben Trust Corporation as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Cleveland, Ohio
February 12, 2015

F-2

Consolidated Statements of Financial Condition

December 31, 2014 and 2013

(In thousands, except share amounts)

	2014	2013
ASSETS		
Cash and due from banks	$ 10,374	13,913
Securities available-for-sale	165,678	154,452
Securities held-to-maturity (fair value $9,424 in 2014 and $7,161 in 2013)	9,302	7,031
Loans, net of allowance of $3,100 in 2014 and $2,860 in 2013	265,857	239,513
Premises and equipment, net	6,914	7,181
Accrued interest receivable	1,701	1,448
Intangible assets, net	88	95
Bank owned life insurance	9,042	8,791
Other real estate owned	1,591	666
Other assets	4,194	5,752
TOTAL ASSETS	**$ 474,741**	**438,842**
LIABILITIES		
Deposits		
Non-interest bearing	$ 97,434	83,314
Interest bearing	285,930	269,638
Total deposits	**383,364**	**352,952**
Subordinated debentures	2,062	2,062
Advances from Federal Home Loan Bank	38,500	38,000
Accrued interest payable	99	85
Other liabilities	4,941	3,383
Total liabilities	**$ 428,966**	**396,482**
SHAREHOLDERS' EQUITY		
Common stock - $1 par value; 5,000,000 shares authorized, 1,738,372 shares issued in 2014, 1,728,385 shares issued in 2013	$ 1,738	1,728
Additional paid-in capital	4,818	4,502
Retained earnings	41,339	38,188
Accumulated other comprehensive income/(loss)	392	(131)
Treasury stock, at cost, 100,649 shares in 2014, 91,184 shares in 2013	(2,512)	(2,234)
Total Steuben Trust Corporation Shareholders' Equity	45,775	42,053
Non-controlling interest	$ -	307
Total equity	**$ 45,775**	**42,360**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 474,741**	**438,842**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income
December 31, 2014 and 2013
(In thousands, except share amounts)

		2014	2013
INTEREST INCOME			
	Loans	$ 12,056	11,723
	Taxable securities	2,889	2,358
	Tax Exempt securities	1,556	1,626
	Total interest income	**16,501**	**15,707**
INTEREST EXPENSE			
	Savings and time deposits	699	640
	Federal Home Loan Bank advances	330	349
	Subordinated debentures	37	38
	Total interest expense	**1,066**	**1,027**
	Net interest income	15,435	14,680
	Provision for loan losses	357	154
	Net interest income after provision for loan losses	**15,078**	**14,526**
OTHER INCOME			
	Service charges	2,625	2,768
	Trust and investment services income	1,097	967
	Gain on sale of investments and other assets	375	353
	Other	753	743
	Total other income	**4,850**	**4,831**
OPERATING EXPENSES			
	Salaries and employee benefits	7,813	7,617
	Occupancy	857	826
	Depreciation and amortization	477	496
	Marketing and public relations	171	154
	Office supplies, printing, postage and courier	430	402
	Professional fees	281	186
	Furniture and equipment maintenance	627	556
	Other operating	2,357	2,528
	Total operating expenses	**13,013**	**12,765**
	Income before income taxes	**6,915**	**6,592**
INCOME TAXES		2,000	1,840
NET INCOME		$ **4,915**	**4,752**
	Less: Net income attributable to non-controlling interest	46	28
NET INCOME ATTRIBUTABLE TO STEUBEN TRUST CORPORATION		$ **4,869**	**4,724**
Basic Earnings Per Share		$ **2.97**	**2.88**
Diluted Earnings Per Share		$ **2.97**	**2.87**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income
December 31, 2014 and 2013
(In thousands, except share amounts)

	2014	2013
Net Income	$ 4,915	4,752
Other comprehensive income:		
Unrealized gains/losses on securities:		
Unrealized holding gain/(loss) arising during the period	3,091	(6,560)
Reclassification adjustment for (gains)/losses included in net income	(197)	-
Tax effect	(1,120)	2,538
Net of tax	1,774	(4,022)
Defined benefit pension plans:		
Net gain/(loss) arising during period	(2,062)	1,947
Reclassification adjustment for amortization of prior service cost and net gain/(loss) included in net periodic pension cost	21	225
Tax effect	790	(840)
Net of tax	(1,251)	1,332
Total other comprehensive income/(loss)	523	(2,690)
Comprehensive income	$ 5,438	2,062

Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2014 and 2013
(In thousands, except share data and per share amounts)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Non-Controlling Interest	Total
BALANCE, DECEMBER 31, 2012	$ 1,728	4,469	33,464	2,559	(1,811)	314	40,723
Net income	-	-	4,724	-	-	28	4,752
Other comprehensive income	-	-	-	(2,690)	-	-	(2,690)
Cash dividends paid:							
$0.00 per Common share	-	-	-	-	-	(28)	(28)
Stock based compensation plan expense	-	13	-	-	-	-	13
Stock options exercised, including tax benefit							
1,400 Common shares	-	11	-	-	27	-	38
Non-controlling interest shares retired							
14 Preferred shares	-	-	-	-	-	(7)	(7)
Treasury shares purchased:							
17,394 Common shares	-	-	-	-	(471)	-	(471)
Stock sold:							
1,110 Common shares	-	9	-	-	21	-	30
BALANCE, DECEMBER 31, 2013	$ 1,728	4,502	38,188	(131)	(2,234)	307	42,360
Net income	-	-	4,869	-	-	46	4,915
Other comprehensive income	-	-	-	523	-	-	523
Cash dividends paid:							
$1.05 per Common share	-	-	(1,718)	-	-	(46)	(1,764)
Stock based compensation plan expense	-	8	-	-	-	-	8
Stock options exercised, including tax benefit							
900 Common shares	-	3	-	-	20	-	23
Non-controlling interest shares retired							
614 Preferred shares	-	-	-	-	-	(307)	(307)
Treasury shares purchased:							
10,365 Common shares	-	-	-	-	(298)	-	(298)
Stock sold:							
9,987 Common shares	10	305	-	-	-	-	315
BALANCE, DECEMBER 31, 2014	$ 1,738	4,818	41,339	392	(2,512)	0	45,775

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Years Ended December 31, 2014 and 2013
(In thousands)

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 4,915	4,752
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization	477	496
Provision for loan losses	357	154
Subsequent write down of other real estate	21	134
Gain on sale of securities	(197)	-
Amortization/accretion on securities available for sale	891	944
Gain on sale of loans held for sale	(178)	(353)
(Gain) Loss on sale of other real estate	(4)	10
Stock based compensation plan expense	8	13
Deferred income tax (income) expense	(21)	118
Net principal disbursed on loans held for sale	(6,417)	(10,973)
Proceeds from sale of loans held for sale	6,595	11,326
Change in:		
Accrued interest receivable	(253)	(2)
Other assets	83	(331)
Accrued interest payable	14	(12)
Other liabilities	379	543
Net cash provided by operating activities	**6,670**	**6,819**
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sales of securities available for sale	5,788	-
Proceeds from maturities and redemptions of securities available for sale	6,623	5,341
Principal payments on securities available for sale	11,644	14,018
Purchases of securities available for sale	(33,080)	(46,573)
Purchases of securities held to maturity	(8,603)	(5,734)
Proceeds from maturities and redemptions of securities held to maturity	6,331	4,971
Loan originations and payments, net	(27,752)	597
Proceeds from sale of other real estate	108	593
Capital expenditures	(149)	(107)
Net cash used in investing activities	**(39,090)**	**(26,894)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in deposits	30,412	22,918
Repayment of Federal Home Loan Bank advances	(37,000)	(44,000)
Proceeds from Federal Home Loan Bank advances	37,500	40,500
Common stock issued, dividend reinvestment plan	315	-
Treasury stock sold	23	68
Treasury stock purchased	(298)	(471)
Retirement of non-controlling shares	(307)	(7)
Dividends paid	(1,764)	(28)
Net cash provided by financing activities	**28,881**	**18,980**
NET CHANGE IN CASH AND CASH EQUIVALENTS	**(3,539)**	**(1,095)**
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**13,913**	**15,008**
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 10,374**	**13,913**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	2014	2013
Cash paid during the year for:		
Interest	$ 1,052	1,039
Income taxes	1,650	1,902
Non-cash investing activities:		
Transfer from loans to Other Real Estate Owned	1,051	212

See accompanying notes to consolidated financial statements.

1. ORGANIZATION

Steuben Trust Corporation (the Company) is both a bank holding company and a financial holding company subject to regulation by certain federal and state agencies, including the Federal Deposit Insurance Corporation. The Company, through its bank subsidiary, Steuben Trust Company (the Bank), provides financial services to individuals and businesses primarily in Steuben, Allegany, Livingston, Monroe and Wyoming counties in New York State. The Bank dissolved its subsidiary - Steuben Real Estate Holding, Inc (a Real Estate Investment Trust "REIT") on December 5, 2014. All minority shareholders received their equity interests and all accrued and unpaid dividends. The remaining assets were transferred back to the Bank. The Company also has an investment in a subsidiary trust, Steuben Statutory Trust II that is not consolidated (note 15).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America. The following is a description of the significant accounting policies followed by the Company.

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiary, the Bank. All material intercompany accounts and transactions have been eliminated in consolidation.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through February 12, 2015, which is the date the financial statements were available to be issued.

Use of Estimates

To prepare financial statements in conformity with accounting principles generally accepted in the United States of America management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ.

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Net cash flows are reported for customer loan and deposit transactions.

Securities

The Company classifies its debt securities as either available for sale or held to maturity. Held to maturity securities are those debt securities, carried at amortized cost, that the Company has the positive intent and the ability to hold until maturity. All other securities not included in held to maturity are classified as available for sale when the security might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Management evaluates securities for other-than-temporary impairment ("OTTI") on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

Interest income includes interest earned on the securities and the amortization of premiums and accretion of discounts as an adjustment to yield using the effective interest method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Realized gains and losses on securities are recognized on the trade date, are included in earnings and are calculated using the specific identification method for determining the cost of securities sold.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of purchase premiums and discounts, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level yield method without anticipating prepayments.

Interest income on residential, commercial real estate (construction and other) and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer loans including auto and other, are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. A loan is moved to non-accrual status in accordance with the Company's policy, typically after 90 days of non-payment.

For all classes of loans, interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses. The Company's provision for loan losses charged to operations is based upon management's evaluation of the loan portfolio. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is maintained at an amount management deems adequate to provide for probable incurred loan losses considering the character of the loan portfolio, economic conditions, analysis of specific loans and historical loss experience. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired.

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Commercial and commercial real estate loans over $100,000 are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Page 50 of 104

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the most recent five years. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.

A description of each segment of the loan portfolio, along with the risk characteristics of each segment is included below:

Commercial Loans - Commercial loans are made to businesses generally located within the primary market area. Those loans are generally secured by business equipment, inventory, accounts receivable and other business assets. In underwriting commercial loans we consider the net operating income of the company, the debt service ratio and the financial strength, expertise and credit history of the business owners and/or guarantors. Because payments on commercial loans are dependent on successful operation of the business enterprise, repayment of such loans may be subject to a greater extent to adverse conditions in the economy. We seek to mitigate these risks through underwriting policies which require such loans to be qualified at origination on the basis of the enterprise's financial performance and the financial strength of the business owners and/or guarantors.

Commercial Real Estate Loans – We originate commercial real estate loans that are secured by properties used for business purposes, where the primary source of repayment is derived from rental income associated with the property. These properties include office buildings and retail facilities generally located within our primary market area. Underwriting policies provide that commercial real estate loans are in amounts less than the appraised value of the property. In underwriting commercial real estate loans, we consider the appraised value and net operating income of the property, the debt service ratio and the property owner's and/or guarantor's financial strength, expertise and credit history. Because payments on loans secured by commercial real estate properties are dependent on successful operation or management of the properties, repayment of commercial real estate loans may be subject to a greater extent to adverse conditions in the real estate market or the economy.

Residential Real Estate Loans – Mortgage loans include residential mortgages and home equity loans secured by one to four family residences located within our primary market area. Credit approval for residential real estate loans requires demonstration of sufficient income to repay the principal and interest and the real estate taxes and insurance, stability of employment and an established credit record. Loans in excess of 80% of the appraised value of the property securing the loan require private mortgage insurance. The Company does not engage in subprime lending.

Consumer Loans – We originate consumer loans including auto loans to consumers in our primary market area. Credit approval for other consumer loans requires income sufficient to repay principal and interest due, stability of employment, an established credit record and sufficient collateral for secured loans. Consumer loans typically will have shorter terms and lower balances with higher yields as compared to real estate loans, but generally carry higher risks of default. Consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the rights (free of conditions that constrain it taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

Other Real Estate Owned

Other real estate owned includes property acquired through, or in lieu of, formal foreclosure are initially recorded at fair value less costs to sell when acquired, which establishes a new cost basis. After transfer, the property is carried at the lower of cost or fair value, less estimated selling expenses. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after foreclosure are expensed.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily on the straight-line method with useful lives generally ranging from 15 to 39 years for building and related components and 3 to 7 years for furniture and equipment.

Bank Owned Life Insurance

The Company has purchased life insurance policies on certain directors and a former executive officer. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income consists of the net unrealized holding gains or losses of securities available for sale, and changes in the funded status of the pension plan, net of the related tax effect.

Earnings Per Share

Basic earnings per common share is net income available to Steuben Trust Corporation common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.

The factors used in computing earnings per share are as follows (in thousands except share and per share data):

	2014	2013
Basic:		
Net income attributable to Steuben Trust Corporation	$ 4,869	4,724
Weighted average common shares outstanding	1,636,909	1,642,617
Basic earnings per common share	$ 2.97	2.88
Diluted:		
Net income attributable to Steuben Trust Corporation	$ 4,869	4,724
Weighted average common shares outstanding for basic earnings per common share	1,636,909	1,642,617
Add: Dilutive effects of stock options	1,889	1,179
Average shares and dilutive potential common shares	1,638,798	1,643,796
Diluted earnings per share	$ 2.97	2.87

There were no stock options for shares of common stock that were not considered in computing diluted earnings per share for 2014 because they were antidilutive. There were 9,100 stock options at December 31, 2013 that were antidilutive.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period which includes the enactment date. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Retirement Plans

The Bank sponsors a non contributory defined benefit retirement plan for full-time employees who have attained the age of 21 and have a minimum of one year of service. New employees hired on or after March 1, 2009 are excluded from participation in the plan. The plan was frozen and curtailed to new benefit accruals as of December 31, 2012. Pension expense is the net of service and interest cost, return on plan assets and amortization of gains and losses not immediately recognized. Accrued pension costs are funded to the extent deductible for federal income tax purposes.

The Bank also provides a savings and retirement 401(k) plan for all eligible employees who elect to participate. For the 2010 plan year, the Bank adopted a provision which provides a "safe harbor" matching contribution equal to 100% of the first 3% of compensation deferred, plus 50% of the next 2% of compensation deferred up to a maximum of 4%. Employer contributions are funded as they are accrued. There is also a discretionary contribution that may be paid to eligible employees. This is subject to approval by the board of directors annually.

Stock-Based Compensation

Compensation cost is recognized for stock options issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options.

Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Loan Commitments and Related Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer-financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Mortgage loans held for sale are generally sold with servicing rights retained. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Long-term Assets

These assets are reviewed for impairment when events indicate their carrying amounts may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Reclassifications

Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no affect on prior year net income or shareholders' equity.

Operating Segments

While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Corporation-wide basis, and operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Adoption of New Accounting Standards and Newly Issued Not Yet Effective Accounting Standards.

In January 2014, the Financial Accounting Standards Board issued an accounting standards update clarifying guidance for in substance repossessions and foreclosures, and requiring additional disclosures regarding foreclosed residential real estate property and recorded investments in consumer mortgage loans collateralized by residential real estate in the process of foreclosure. This standard will be effective for companies for interim and annual periods beginning after December 15, 2014. The Corporation will adopt this new guidance as required, and it is not expected to have a material impact on the Corporation's Consolidated Financial Statements.

Also, in May 2014 the Financial Accounting Standards Board amended existing guidance related to revenue from contracts with customers. This amendment supersedes and replaces nearly all existing revenue recognition guidance, including industry-specific guidance, establishes a new control based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. In addition, this amendment specifies the accounting for some costs to obtain or fulfill a contract with a customer. These amendments are effective for annual reporting periods beginning after December 15, 2014 including interim periods within that reporting period. The Company is currently evaluating the impact of this new accounting standard on the Consolidated Financial Statements.

3. SECURITIES

The following table summarizes the amortized cost and fair value of the available-for-sale securities and held-to-maturity investment securities portfolio at December 31, 2014 and 2013 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) for securities available for sale (in thousands):

2014	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale				
United States Agency securities	$ 43,035	1,900	195	44,740
State and municipal securities	43,972	1,253	109	45,116
U.S. Agency Mortgage-backed securities-residential	71,553	1,450	355	72,648
U.S. Corporate Bonds	3,134	42	2	3,174
Total securities available-for-sale	$ 161,694	4,645	661	165,678
Held-to-maturity				
State and municipal securities	$ 9,302	122	-	9,424
Total securities held-to-maturity	$ 9,302	122	-	9,424

2013	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale				
United States Agency securities	$ 41,241	1,460	651	42,050
State and municipal securities	47,314	1,271	799	47,786
U.S. Agency Mortgage-backed securities-residential	63,787	1,039	1,254	63,572
U.S. Corporate Bonds	1,020	24	-	1,044
Total securities available-for-sale	$ 153,362	3,794	2,704	154,452
Held-to-maturity				
State and municipal securities	$ 7,031	130	-	7,161
Total securities held-to-maturity	$ 7,031	130	-	7,161

Sales of available-for-sale securities were as follows (in thousands):

	2014	2013
Proceeds	$ 5,788	-
Gross gains	197	-
Gross losses	-	-

The tax provision related to these net realized gains was $76,000 for 2014 compared to none for 2013.

Securities with unrealized losses at December 31, 2014 and 2013, not recognized in income, are as follows (in thousands):

	2014		2013	
Loss For Less Than 12 Months	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-sale				
United States Agency securities	$ -	-	13,939	651
State and municipal securities	771	4	10,164	485
U.S. Agency Mortgage-backed securities-residential	5,623	28	29,419	941
U.S. Corporate Bonds	1,105	2	-	-
Total available-for-sale	$ 7,499	34	53,522	2,077

Loss For 12 Months Or More	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-sale				
United States Agency securities	$ 11,207	195	-	-
State and municipal securities	7,366	105	4,748	314
U.S. Agency Mortgage-backed securities-residential	18,197	327	5,971	313
U.S. Corporate Bonds	-	-	-	-
Total available-for-sale	$ 36,770	627	10,719	627

Total	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-sale				
United States Agency securities	$ 11,207	195	13,939	651
State and municipal securities	8,137	109	14,912	799
U.S. Agency Mortgage-backed securities-residential	23,820	355	35,390	1,254
U.S. Corporate Bonds	1,105	2	-	-
Total available-for-sale	$ 44,269	661	64,241	2,704

Unrealized losses on the above securities have not been recognized into income because the issuers are of high credit quality, management does not intend to sell and it is unlikely that management will be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely due to fluctuations in interest rates. The fair value is expected to recover as the securities approach their maturity date and /or market rates adjust favorably.

The amortized cost and fair value of debt securities are shown by contractual maturity as of December 31, 2014 (in thousands):

	Amortized Cost	Fair Value
Available-for-sale		
Due in one year or less	$ 5,444	5,512
Due after one year through five years	34,396	35,436
Due after five years through ten years	58,300	60,506
Due after ten years	63,554	64,224
Total available-for-sale	$ 161,694	165,678
Held-to-maturity		
Due in one year or less	$ 7,673	7,698
Due after one year through five years	1,575	1,666
Due after five years through ten years	54	60
Due after ten years	-	-
Total held-to-maturity	$ 9,302	9,424

3. SECURITIES *(continued)*

At December 31, 2014 and 2013, securities with a fair value of $156,340,000 and $151,036,000 respectively, were pledged to secure governmental deposits, Federal Home Loan Bank advances and for other purposes as required or permitted by law.

4. LOANS

The following is a summary of loans outstanding at year-end (in thousands):

	2014	2013
Residential mortgages and home equity loans	$ 76,923	81,549
Commercial loans	96,501	89,010
Commercial real estate loans	77,963	56,100
Consumer loans	17,050	15,257
Total	268,437	241,916
Net unearned loan origination fees and costs	520	457
Total loans	**$ 268,957**	**242,373**

The recorded investment in loans includes principal outstanding adjusted for net unearned loan origination fees and cost, net loan premiums and discounts and loss on any loan charge-offs. The recorded investment in loans does not include accrued interest receivable, as the effect is not considered to be material. Commercial real estate loans are defined as loans secured by real estate for which rental income on the collateral property is the primary source of repayment of the loan.

The Company's market area is generally Steuben, Allegany, Livingston, Monroe and Wyoming Counties in New York State. Most of its loans are made in its market area and, accordingly, the ultimate collectibility of the Company's loan portfolio is susceptible to changes in market conditions in this area.

The Company's concentration of credit risk is shown in the above schedule of loans outstanding. The concentration of off-balance sheet credit risk in commercial letters of credit and mortgage, commercial and auto loans commitments is similar to the loans outstanding above. Management is not aware of any material concentrations of credit risk to any industry or individual borrower.

The following is a summary of changes in the allowance for loan losses by portfolio segment as of December 31, 2014 and 2013 (in thousands):

2014	Commercial	Commercial Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Allowance for loan losses:						
Beginning balance	$ 1,243	1,111	187	128	191	2,860
Provision for loan losses	(99)	318	(40)	159	19	357
Loan charge-offs	(11)	(20)	(15)	(155)	-	(201)
Recoveries	13	24	-	47	-	84
Total ending allowance balance	$ 1,146	1,433	132	179	210	3,100

2013	Commercial	Commercial Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Allowance for loan losses:						
Beginning balance	$ 1,274	852	153	223	373	2,875
Provision for loan losses	(16)	367	46	(61)	(182)	154
Loan charge-offs	(34)	(116)	(12)	(97)	-	(259)
Recoveries	19	8	-	63	-	90
Total ending allowance balance	$ 1,243	1,111	187	128	191	2,860

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2014 and 2013 (in thousands):

2014	Commercial	Commercial Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Allowance for loan losses:						
Ending allowance balance attributable to loans:						
Individually evaluated for impairment	$ 88	-	-	-	-	88
Collectively evaluated for impairment	1,058	1,433	132	179	210	3,012
Total ending allowance balance	$ 1,146	1,433	132	179	210	3,100
Loans:						
Individually evaluated for impairment	$ 295	-	-	-	-	295
Collectively evaluated for impairment	96,187	77,963	77,362	17,150	-	268,662
Total ending loan balance	$ 96,482	77,963	77,362	17,150	-	268,957

2013	Commercial	Commercial Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Allowance for loan losses:						
Ending allowance balance attributable to loans:						
Individually evaluated for impairment	$ -	274	-	-	-	274
Collectively evaluated for impairment	1,243	837	187	128	191	2,586
Total ending allowance balance	$ 1,243	1,111	187	128	191	2,860
Loans:						
Individually evaluated for impairment	$ 167	1,148	-	-	-	1,315
Collectively evaluated for impairment	88,828	54,952	81,943	15,335	-	241,058
Total ending loan balance	$ 88,995	56,100	81,943	15,335	-	242,373

The following table presents loans evaluated for impairment by class of loans as of December 31, 2014 and 2013 (in thousands):

2014	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
With no related allowance recorded:						
Commercial	$ -	-	-	98	-	-
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	-	-	-	-	-	-
Residential Real Estate	-	-	-	-	-	-
With an allowance recorded:						
Commercial	295	295	88	90	7	7
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	-	-	-	-	-	-
Residential Real Estate	-	-	-	-	-	-
Total	$ 295	295	88	188	7	7

2013	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
With no related allowance recorded:						
Commercial	$ 167	167	-	52	-	-
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	-	-	-	-	-	-
Residential Real Estate	-	-	-	-	-	-
With an allowance recorded:						
Commercial	-	-	-	-	-	-
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	1,148	1,148	274	1,218	-	-
Residential Real Estate	-	-	-	-	-	-
Total	$ 1,315	1,315	274	1,270	-	-

4. LOANS (continued)

Nonaccrual loans and loans past due 90 days and over and still accruing include both smaller balance homogenous loans that are collectively evaluated for impairment and individually classified impaired loans.

The following table presents the recorded investment in nonaccrual and loans past due 90 days and over and still on accrual by class of loans as of December 31, 2014 and 2013 (in thousands):

	2014			2013		
	Loans Past Due 90 Days and Over and Still Accruing	Nonaccrual	Total	Loans Past Due 90 Days and Over and Still Accruing	Nonaccrual	Total
Commercial	$ -	336	336	$ -	22	22
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	-	-	-	-	1,148	1,148
Consumer	-	28	28	-	30	30
Residential Real Estate	124	242	366	191	120	311
Total	$ 124	606	730	$191	1,320	1,511

The following table presents the aging of the recorded investment in past due loans as of December 31, 2014 and 2013 by class of loans (in thousands):

2014	30-59 Days Past Due	60-89 Days Past Due	Greater than 89 days Past Due	Total Past Due	Loans Not Past Due	Total
Commercial	$ 954	47	289	1,290	95,192	96,482
Commercial Real Estate:						
Construction	-	-	-	-	5,641	5,641
Other	55	-	-	55	72,267	72,322
Consumer	144	11	28	183	16,967	17,150
Residential Real Estate	516	76	331	923	76,439	77,362
Total	$ 1,669	134	648	2,451	266,506	268,957

2013	30-59 Days Past Due	60-89 Days Past Due	Greater than 89 days Past Due	Total Past Due	Loans Not Past Due	Total
Commercial	$ 556	146	-	702	88,293	88,995
Commercial Real Estate:						
Construction	-	-	-	-	3,276	3,276
Other	80	-	1,148	1,228	51,596	52,824
Consumer	152	19	9	180	15,155	15,335
Residential Real Estate	767	198	265	1,230	80,713	81,943
Total	$ 1,555	363	1,422	3,340	239,033	242,373

Troubled Debt Restructurings:

The Company has not identified any troubled debt restructurings as of December 31, 2014 and 2013.

Credit Quality Indicators:

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis includes loans with an outstanding balance greater than $100,000, and non-homogeneous loans, such as commercial and commercial real estate loans. This analysis is performed on a quarterly basis. The Company uses the following definitions for risk ratings.

> **Special Mention -** Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

> **Substandard -** Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

> **Doubtful -** Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. Loans listed as not rated are either less than $100,000 or are included in groups of homogeneous loans. Loans categorized as "not rated" are evaluated based on delinquency which is previously presented. As of December 31, 2014 and 2013, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows (in thousands):

2014	Not Rated	Pass	Special Mention	Sub-standard	Doubtful	Total
Commercial	$ -	94,271	650	1,422	139	96,482
Commercial Real Estate:						
Construction	-	5,641	-	-	-	5,641
Other	-	72,028	221	73	-	72,322
Consumer	17,150	-	-	-	-	17,150
Residential Real Estate	77,362	-	-	-	-	77,362
Total	$ 94,512	171,940	871	1,495	139	268,957

2013	Not Rated	Pass	Special Mention	Sub-standard	Doubtful	Total
Commercial	$ -	84,953	2,507	1,535	-	88,995
Commercial Real Estate:						
Construction	-	3,276	-	-	-	3,276
Other	-	51,379	297	1,148	-	52,824
Consumer	15,335	-	-	-	-	15,335
Residential Real Estate	81,943	-	-	-	-	81,943
Total	$ 97,278	139,608	2,804	2,683	-	242,373

5. FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Investment Securities

The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2).

Impaired Loans

The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisal. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower's financial statements, or aging reports, adjusted or discounted based on management's historical knowledge, changes in market conditions from the time of the valuation, and management's expertise and knowledge of the client and client's business, resulting in Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Other Real Estate Owned

Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Real estate owned properties are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Appraisals for collateral-dependent impaired loans and real estate owned are performed by certified general appraisers whose qualifications and licenses have been reviewed and verified by the Company. Once received, it is reviewed by one of the Company's appraisal reviewers. The assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics are reviewed. On an annual basis, the Company compares the actual selling price of collateral that has been sold to the most recent appraised value to determine what additional adjustment should be made to the appraisal value to arrive at fair value.

Assets measured at fair value on a recurring basis are summarized below (in thousands):

		Fair Value Measurements at December 31, 2014 Using:		
Financial Assets	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities-available-for-sale				
United States Agency securities	$ 44,740	·	44,740	·
State and municipal securities	45,116	·	45,116	·
U.S. Agency mortgage-backed securities-residential	72,648	·	72,648	·
U.S. Corporate Bonds	3,174	·	3,174	·
Total investment securities available-for-sale	**$ 165,678**	**·**	**165,678**	**·**

		Fair Value Measurements at December 31, 2013 Using:		
Financial Assets	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities-available-for-sale				
United States Agency securities	$ 42,050	·	42,050	·
State and municipal securities	47,786	·	47,786	·
U.S. Agency mortgage-backed securities-residential	63,572	·	63,572	·
U.S. Corporate Bonds	1,044	·	1,044	·
Total investment securities available-for-sale	**$ 154,452**	**·**	**154,452**	**·**

There were no transfers between Level 1 and Level 2 during 2014 or 2013.

5.   FAIR VALUE *(continued)*

Assets measured at fair value on a nonrecurring basis are summarized below (in thousands):

		Fair Value Measurements at December 31, 2014 Using:		
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans:				
Commercial	$ 207	-	-	207
Other real estate owned, net:				
Commercial	70	-	-	70
Commercial Real Estate	1,521	-	-	1,521

		Fair Value Measurements at December 31, 2013 Using:		
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans:				
Commercial Real Estate	$ 874	-	-	874
Other real estate owned, net:				
Commercial	91	-	-	91
Commercial Real Estate	470	-	-	470
Residential Real Estate	105	-	-	105

The following table presents quantitative information about level 3 fair value measurements for assets measured at fair value on a non-recurring basis at December 31, 2014 and 2013 (amounts in thousands):

December 31, 2014	Fair Value	Valuation Techniques	Unobservable Inputs	Range (Weighted Average)
Impaired Loans:				
Commercial	$ 207	Sales comparison approach	Adjustment for differences between comparable sales	18.1%
Real estate owned:				
Commercial	70	Sales comparison approach	Estimate of value from real estate broker	6.0%
Commercial-Real Estate	1,521	Income approach	Capitalization rate	9.6%

December 31, 2013	Fair Value	Valuation Techniques	Unobservable Inputs	Range (Weighted Average)
Impaired Loans:				
Commercial real estate	$ 874	Income approach	Capitalization rate	8.5%
Real estate owned:				
Commercial	91	Sales comparison approach	Estimate of value from real estate broker	6.0%
Commercial-Real Estate	470	Income approach	Capitalization rate	11.0%
Residential	105	Sales comparison approach	Estimate of value from real estate broker	6.0%

5. FAIR VALUE *(continued)*

The following represent impairment charges recognized during the period:

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $295,000, with a valuation allowance of $88,000 at December 31, 2014, resulting in no additional provision for loan losses at December 31, 2014. At December 31, 2013, impaired loans had a carrying amount of $1,148,000, with a valuation allowance of $274,000, resulting in no additional provision for loan losses for the year ending December 31, 2013, and a $116,000 charge-off during 2013 that was fully reserved in a prior period.

Other real estate owned which is measured at the lower of carrying or fair value less costs to sell, had a net carrying amount of $1,591,000, which is made up of the outstanding balance of $1,852,000, net of a valuation allowance of $261,000 at December 31, 2014, resulting in a write-down of $21,000 for the year ending December 31, 2014. At December 31, 2013, other real estate owned had a net carrying amount of $666,000, which is made up of the outstanding balance of $946,000, net of a valuation allowance of $280,000, resulting in a write-down of $134,000 for the year ending December 31, 2013.

The carrying amount and estimated fair values of financial instruments at December 31, 2014 and 2013 were as follows (in thousands):

	Carrying Amount	Fair Value Measurements at December 31, 2014 Using:			Total
		Level 1	Level 2	Level 3	
Financial assets					
Cash and due from banks	$ 10,374	10,374	-	-	10,374
Securities available-for-sale	165,678	-	165,678	-	165,678
Securities held-to-maturity	9,302	-	9,424	-	9,424
Net loans	265,857	-	-	267,508	267,508
Accrued interest receivable	1,701	-	995	706	1,701
Financial liabilities					
Demand and savings deposits	(245,661)	(245,661)	-	-	(245,661)
Time deposits	(137,703)	-	(137,798)	-	(137,798)
Advances from FHLB	(38,500)	-	(38,530)	-	(38,530)
Subordinated debentures	(2,062)	-	(1,652)	-	(1,652)
Accrued interest payable	(99)	-	(99)	-	(99)

	Carrying Amount	Fair Value Measurements at December 31, 2013 Using:			Total
		Level 1	Level 2	Level 3	
Financial assets					
Cash and due from banks	$ 13,913	13,913	-	-	13,913
Securities available-for-sale	154,452	-	154,452	-	154,452
Securities held-to-maturity	7,031	-	7,161	-	7,161
Net loans	239,513	-	-	240,201	240,201
Accrued interest receivable	1,448	-	960	488	1,448
Financial liabilities					
Demand and savings deposits	(228,048)	(228,048)	-	-	(228,048)
Time deposits	(124,904)	-	(125,134)	-	(125,134)
Advances from FHLB	(38,000)	-	(38,132)	-	(38,132)
Subordinated debentures	(2,062)	-	(1,672)	-	(1,672)
Accrued interest payable	(85)	-	(85)	-	(85)

The estimated fair value approximates carrying amount for all items except those described below. Estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities.

Loans: The fair value is estimated using an internally generated cash flow, consisting of beginning known or estimated maturities, known or estimated principal payments, and assumed prepayments. Each month's cash flow is then discounted to the current market or discount rate. The discount rate for fair value purposes is the current offering rate for the same loan category. The sum of the values for each period is aggregated to produce a value for the position as a whole.

Time Deposits: The fair value is estimated using internally generated cash flows, consisting of beginning known or estimated maturities, known or estimated principal payments, and usually a small assumed early withdrawal. Each month's cash flow is then discounted to that month's current market or discount rate modified by a constant spread. The current market rate varies by month, and is based on the LIBOR/swap curve. The sum of the values for each period is aggregated to produce a value for the position as a whole.

Borrowings: The fair values of the Company's Federal Home Loan Bank advances are estimated using discounted cash flow analyses based on the current borrowings for similar types of borrowing arrangements resulting in a Level 2 classification. The fair values of the Company's subordinated debentures are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 2 classification.

Accrued Interest Receivable/Payable: The carrying amount of accrued interest approximate fair value resulting in a Level 2 or Level 3 classification, is consistent with the classification of the asset or liability they are associated with.

Off-balance Sheet Instruments: Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining term of the agreements and the counterparties' credit standing. The fair value of commitments is not material.

6. OTHER REAL ESTATE OWNED

Other real estate owned at December 31, 2014 and 2013 was as follows (in thousands):

	2014	2013
Other real estate owned	$ 1,852	946
Valuation allowance	(261)	(280)
Net other real estate owned	**$ 1,591**	**666**

Activity in the valuation allowance was as follows (in thousands):

	2014	2013
Beginning of Year	$ 280	237
Additions charged to expense	21	134
Direct write-downs	(40)	(91)
End of Year	**$ 261**	**280**

Expenses related to foreclosed assets include (in thousands):

	2014	2013
Net loss/(gain) on sales	$ (4)	10
Provision for unrealized losses	21	134
Operating expenses, net of rental income	8	70
End of Year	**$ 25**	**214**

7. PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2014 and 2013 consist of the following (in thousands):

	2014	2013
Land	$ 2,151	2,151
Bank premises	7,764	7,753
Furniture and equipment	6,742	6,604
Cost basis	16,657	16,508
Accumulated depreciation	9,743	9,327
Net	**$ 6,914**	**7,181**

Depreciation expense was $416,000 and $423,000 for 2014 and 2013, respectively.

Operating Leases

The Company leases certain branch properties and equipment under operation leases. Rent expense was $223,000 for 2014 and $228,000 for 2013. Rent commitments, before considering renewal options that generally are present, were as follows (in thousands):

Year	Amount
2015	$ 214
2016	194
2017	166
2018	127
2019	49
Thereafter	142
Total	**$ 892**

8. GOODWILL AND INTANGIBLE ASSETS

The Company acquired Canisteo Savings and Loan Association (Canisteo) on February 20, 2009. As a result of this acquisition, goodwill of $64,000 was recorded by the Company. An annual impairment analysis of goodwill is performed with any identified impairment charged to expense. No impairment was identified in either 2014 or 2013. Also, as a result of this acquisition, a core deposit intangible amount of $65,000 was initially recorded by the Company. The Company recorded $7,000 in annual amortization expense associated with this item during 2014 and 2013. The remaining net amount of $24,000 is included in intangible assets on the Statement of Financial Condition. The remaining core deposit intangible will be amortized over 4 more years.

9. INCOME TAXES

The components of income tax expense/(benefit) on operations are as follows (in thousands):

	Current	Deferred	Total
Year ended December 31, 2014			
Federal	$ 1,693	(80)	1,613
State	328	59	387
Total	**$ 2,021**	**(21)**	**2,000**

	Current	Deferred	Total
Year ended December 31, 2013			
Federal	$ 1,399	96	1,495
State	323	22	345
Total	**$ 1,722**	**118**	**1,840**

The actual and statutory tax rates on operations for the years ended December 31, 2014 and 2013 differ as follows:

	2014	2013
Statutory rate	34.0 %	34.0 %
Increase (decrease) resulting from:		
Tax-exempt income	(8.9)	(9.7)
State taxes, net of federal income tax benefit	3.7	3.5
Other	0.3	0.2
Actual rate	**29.1 %**	**28.0 %**

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2014 and 2013 are presented below (in thousands):

	2014	2013
Deferred tax assets		
Allowance for loan losses	$ 1,038	980
Deferred Compensation	1,079	1,007
Pension Plan	1,294	505
Other	179	264
Total gross deferred tax assets	**3,590**	**2,756**
Deferred tax liabilities		
Depreciation	144	144
Net unrealized gain on securities available for sale	1,541	422
Prepaid pension expenses	804	809
Other	270	241
Total gross deferred tax liabilities	**2,759**	**1,616**
Net deferred tax asset/ (liability)	**$ 831**	**1,140**

Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the carryback period. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income and projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Based on its assessment, management determined that no valuation allowance is necessary.

At December 31, 2014 and 2013 the Company had no unrecognized tax benefits. The Company does not expect the amount of unrecognized tax benefits to increase significantly within the next twelve months. There were no penalties or interest related to income taxes recorded in the income statement for the years ended December 31, 2014 and 2013 and no amounts accrued for penalties as of December 31, 2014 and 2013.

The Company is subject to U.S. federal income tax as well as income tax of the state of New York. The Company is no longer subject to examination by taxing authorities for years before 2011.

10. DEPOSITS

Contractual maturities of time deposits at December 31, 2014 and 2013 were as follows (in thousands):

	2014	2013
Under three months	$ 66,574	52,873
Three to twelve months	33,198	40,132
Over one year to three years	32,521	29,581
Over three years	5,410	2,318
Total time deposits	**$ 137,703**	**124,904**

Included in time deposits were $38,945,000 in brokered deposits at December 31, 2014 compared to $37,044,000 at December 31, 2013.

Time deposits that meet or exceed the FDIC Insurance limit of $250,000 at year end 2014 and 2013 were $48,339,000 and $35,990,000, respectively.

11. BENEFIT PLANS

Pension Plan

The Company has a funded noncontributory defined benefit pension plan that covers the majority of its employees. The plan provides defined benefits based on years of service and final average salary. The Company uses December 31 as the measurement date for its pension plan. New employees hired on or after March 1, 2009 are excluded from participation in the plan. The plan was frozen and curtailed to new benefit accruals as of December 31, 2012.

11. BENEFIT PLANS *(continued)*

The following table sets forth the defined benefit pension plan's change in benefit obligation and change in plan assets for the years ended December 31, 2014 and 2013 (in thousands):

	2014	2013
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$ 10,067	11,097
Service cost	91	89
Interest cost	498	447
Actuarial (gain)/loss	2,261	(1,061)
Benefits paid and expected plan expenses	(509)	(505)
Benefit obligation at end of year	**12,408**	**10,067**
Change in plan assets:		
Fair value of plan assets at beginning of year	10,853	9,380
Actual return on plan assets	902	1,485
Benefits paid and plan expenses	(526)	(512)
Contributions	-	500
Fair value of plan assets at end of year	**11,229**	**10,853**
Funded status at end of year (plan assets less benefit obligation)	**$ (1,179)**	**786**

Amount recognized in accumulated other comprehensive income/(loss) at December 31, 2014 and 2013 consists of (in thousands):

	2014	2013
Unrecognized net actuarial (loss), net of tax	$ (2,051)	(800)

The amount of net actuarial loss that will be amortized in 2015 is $216,000. The accumulated benefit obligation for the years ended December 31, 2014 and 2013 was $12,408,000 and $10,067,000 respectively. Pension costs consist of the following components for the years ended December 31, 2014 and 2013 (in thousands):

	2014	2013
Service cost	$ 91	89
Interest on projected benefit obligation	498	447
Expected return on plan assets	(686)	(592)
Amortization of net loss	21	225
Net periodic pension expense (benefit)	**$ (76)**	**169**

	2014	2013
Net loss (gain)	2,062	(1,947)
Amortization of net gain/(loss)	(21)	(225)
Total recognized in other comprehensive income (gain)	**2,041**	**(2,172)**
Total recognized in net periodic pension cost/(income) and other comprehensive income	**1,965**	**(2,003)**

Weighted-average of assumptions used to determine net periodic cost are as follows:

	2014	2013
Discount rate	5.10%	4.13%
Expected long-term rate of return	6.50%	6.50%
Rate of Compensation Increase	0.00%	0.00%

Weighted-average of assumptions used to determine pension benefit obligations at year end are as follows:

	2014	2013
Discount rate	4.04%	5.10%
Rate of Compensation Increase	0.00%	0.00%

The System's overall investment strategy is to achieve a mix of approximately 97% of investments for long-term growth and 3% for near-term benefit payments with a wide diversification of asset types, fund strategies, and fund managers. The target allocations for System assets are shown in the table below. Cash equivalents consist primarily of government issues (maturing in less than three months) and short term investment funds. Equity securities primarily include investments in common stock, depository receipts, preferred stock and real estate investment trusts. Fixed income securities include corporate bonds, government issues, mortgage backed securities, municipals and other asset backed securities.

The weighted average expected long-term rate of return is estimated based on current trends in the System's assets as well as projected future rates of return on those assets and reasonable actuarial assumptions based on the guidance provided by ASOP No. 27 "Selection of Economic Assumptions for Measuring Pension Obligations" for long term inflation, and the real and nominal rate of investment return for a specific mix of asset classes. The following assumptions were used in determining the long-term rate of return:

Equity securities- Dividend discount model, the smoothed earnings yield model and the equity risk premium model.

Fixed income securities- Current yield-to-maturity and forecasts of future yields.

Other financial instruments- Comparison of the specific investment's risk to that of fixed income and equity instruments and using judgment.

The long term rate of return considers historical returns. Adjustments were made to historical returns in order to reflect expectations of future returns. These adjustments were due to factor forecasts by economists and longterm U.S. Treasury yields to forecast long-term inflation. In addition forecasts by economists and others for longterm GDP growth were factored into the development of assumptions for earnings growth and per capita income.

Effective February 2012, the System revised its investment guidelines. The System currently prohibits its investment managers from purchasing any security greater than 5% of the portfolio at the time of purchase or greater than 8% at market value in any one issuer. Effective June 25, 2013 the issuer of any security purchased must be located in a country in the MSCI (Morgan Stanley Capital International) World Index. In addition, the following are prohibited:

Equity securities- Short sales, unregistered securities and margin purchases.

Fixed income- Mortgage backed derivatives that have an inverse floating rate coupon or that are interest only securities. Any asset backed security that is not issued by the U.S. Government or its agencies or its instrumentalities. Generally securities of less than Baa2/BBB quality may not be purchased. Securities of less than A-quality may not in the aggregate exceed 13% of the investment manager's portfolio. Prior to February 2012, these investments could not exceed 10% of the manager's portfolio. Effective February 2012, an investment manager's portfolio of commercial mortgage-backed securities and asset backed securities shall not exceed 10% of the portfolio at the time of purchase.

Other financial instruments- Unhedged currency exposure in countries not defined as "high income economies" by the World Bank.

All other investments not prohibited by the System are permitted. At December 31, 2014 and 2013 the System held certain investments which are no longer deemed acceptable to acquire. These positions will be liquidated when the investment managers deem that such liquidation is in the best interest of the System. The target allocation range below is both historic and prospective in that it has not changed since prior to 2012. It is the asset allocation range that the investment managers have been advised to adhere to and within which they may make tactical asset allocation decisions.

Asset Category	Target Allocation 2015	Percentage of Plan Assets at December 31,		Weighted-Average Expected Long-Term Rate of Return
		2014	2013	
Cash equivalents	0-20%	8.7%	5.5%	0.26%
Equity securities	40-60%	48.2%	50.6%	4.05%
Debt securities	40-60%	43.1%	43.9%	1.98%
Other financial instruments	0-5%	-	-	-

Page 60 of 104

F-17

11. BENEFIT PLANS *(continued)*

Fair Value of Plan Assets

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Investments valued using the NAV (Net Asset Value) are classified as level 2 if the System can redeem its investment with the investee at the NAV at the measurement date. If the System can never redeem the investment with the investee at the NAV, it is considered a level 3. If the System can redeem the investment at the NAV at a future date, the System's assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset.

The System uses the Thomson Reuters Pricing Service to determine the fair value of equities excluding commingled pension trust funds, the pricing service of IDC Corporate USA to determine the fair value of fixed income securities excluding commingled pension trust funds and JP Morgan Chase Bank, N.A. to determine the fair value of commingled pension trust funds. In accordance with ASC 820, the following tables (rounded to the nearest thousands) represent the Plan's fair value hierarchy for its financial assets (investments) measured at fair value on a recurring basis.

The following table represents the Plan's assets at fair value by class, as of December 31, 2014 and 2013 (in thousands):

	2014			
	Level 1	Level 2	Level 3	Total
Cash Equivalents:				
Foreign currencies	$ 5	-	-	5
Government Issues	-	37	-	37
Short term investment funds (a)	-	940	-	940
Total Cash Equivalents	5	977	-	982
Equities:				
Common Stock	2,189	-	-	2,189
Depository Receipts	27	-	-	27
Commingled Pension Trust Funds	-	1,605	-	1,605
Exchange Traded Funds	1,570	-	-	1,570
Preferred Stock	21	-	-	21
Total Equities	3,807	1,605	-	5,412
Fixed Income Securities:				
Auto loan receivable	-	49	-	49
Collateralized mortgage obligations	-	101	-	101
Commingled Pension Trust Funds	-	3,132	-	3,132
Corporate Bonds	-	441	-	441
Federal Home Loan Mortgage Corp	-	11	-	11
Federal National Mortgage Assoc	-	290	-	290
General National Mortgage Assoc. II	-	18	-	18
Government Issues	-	764	-	764
Other Asset Backed Securities	-	24	-	24
Other Securities	-	5	-	5
Total Fixed Income Securities	-	4,835	-	4,835
Total Investments	$ 3,812	7,417	-	11,229

(a) Fair value at NAV

	2013			
	Level 1	Level 2	Level 3	Total
Cash Equivalents:				
Foreign currencies	$ 15	-	-	15
Government Issues	-	157	-	157
Short term investment funds (a)	-	420	-	420
Total Cash Equivalents	15	577	-	592
Equities:				
Common Stock	5,388	-	-	5,388
Depository Receipts	52	16	-	68
Preferred Stock	25	-	-	25
Real Estate Investment Trust	16	-	-	16
Total Equities	5,481	16	-	5,497
Fixed Income Securities:				
Auto loan receivable	-	39	-	39
Collateralized mortgage obligations	-	1,190	-	1,190
Corporate Bonds	-	1,279	-	1,279
Federal Home Loan Mortgage Corp	-	148	-	148
Federal National Mortgage Assoc	-	511	-	511
General National Mortgage Assoc. I	-	36	-	36
General National Mortgage Assoc. II	-	16	-	16
Government Issues	-	1,509	-	1,509
Municipals	-	36	-	36
Total Fixed Income Securities	-	4,764	-	4,764
Total Investments	$ 5,496	5,357	-	10,853

(a) Fair value at NAV

11. BENEFIT PLANS *(continued)*

At December 31, 2014 the portfolio was managed by two investment firms. Control was split approximately 57% and 39%, with the remaining 4% under direct control of the System. At December 31, 2013 the portfolio was managed by two investment firms. Control was split approximately 58% and 41%, with the remaining 1% under the direct control of the System.

At December 31, 2014, two of the commingled trust funds and a short term investment fund accounted for 13%, 9%, and 8% respectively of the entire investment portfolio. At both December 31, 2014, and 2013, there was a 5% portfolio concentration in the State Street Bank & Trust Co. Short Term Investment Fund.

Pension Plan Investment Policies

The System was established in 1938 to provide for the payment of benefits to employees of participating banks. The System is overseen by a Board of Trustees who meet quarterly and set the investment policy guidelines. The Chief Executive Officer of the Company is the current chair of the Board of Trustees for the System and a member of its Investment Committee.

The System's investment objective is to exceed the investment benchmarks in each asset category. Each firm operates under a separate written investment policy approved by the Trustees.

Each Firm reports at least quarterly to the Investment Committee and semi-annually to the Board.

Contributions

The Company is not required to make a contribution in 2015.

Estimated Future Benefit Payments of Pension Plan

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

Year	Pension Benefits
2015	$ 433
2016	471
2017	548
2018	604
2019	629
2020-2024	3,418

Deferred Compensation Plan

The Company has a Deferred Compensation Plan (DCP) which permits active directors and certain executive officers the option to defer receipt of a portion of their future salary, bonus, or directors' fees. The amounts deferred will earn income at the Prime interest rate reported in the Wall Street Journal and are payable upon retirement. Deferred compensation liability at December 31, 2014 and 2013 was $2,904,000 and $2,603,000, respectively. Deferred compensation expense related to this plan was $273,000 in 2014 and $198,000 in 2013.

In conjunction with the DCP, the Company entered into split-dollar agreements on certain participants, whereby upon death, the participant's beneficiary will receive the deferred account balance or a death benefit, whichever is greater. These split dollar agreements were financed through the purchase of life insurance policies. The cash surrender value of these policies was $9,042,000 and $8,791,000 at December 31, 2014 and 2013, respectively.

401(k) Plan

The Company sponsors a defined contribution profit sharing, 401(k) plan covering substantially all employees. The Company matched certain levels of each employee's contributions to the plan resulting in an expense of $491,000 and $456,000 in 2014 and 2013, respectively.

2010 Long-Term Stock Incentive Plan

The Company has a share based compensation plan as described below. Total compensation cost that has been charged against income for those plans was $8,000 for 2014 and $13,000 for 2013. The total income tax benefit was $3,000 for 2014 and $5,000 for 2013.

The Company's 2010 Long-Term Stock Incentive Plan ("Plan"), which is shareholder approved, permits the grant of share options and share grants to its employees for up to 80,000 shares of common stock. Option awards are granted with an exercise price at least equal to the market price of the Company's common stock at the date of grant; those option awards may have vesting periods ranging up to ten years.

A committee of the Board of Directors will administer the Plan. Their responsibility will include designating participants, determining the type and number of awards granted and establishing the terms and conditions of the awards.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company's common stock. The Company uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair value of options granted was determined using the following weighted-average assumptions as of the grant date. There were no options granted in 2014.

	2013
Risk-free interest rate	0.50%
Expected term (years)	4
Expected stock price volatility	15.50%
Dividend Yield	3.33%

A summary of the activity in the stock option plan for 2014 follows (in thousands except share data):

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	23,000	$ 27.90	3.3 Years	$ 48
Granted	-	-	-	-
Exercised	(900)	$ 26.00	-	$ 4
Forfeited or expired	-	-	-	-
Outstanding at end of year	22,100	$ 27.98	2.4 Years	$ 117
Fully vested and expected to vest	22,100	$ 27.98	2.4 Years	$ 117
Exercisable at end of year	13,570	$ 27.27	2.0 Years	$ 81

Information related to the stock option plan during the year follows (in thousands except share value):

	2014	2013
Intrinsic value of options exercised	$ 4	4
Cash received from options exercised	$ 23	38
Tax benefit realized from options exercised	$ 1	2
Weighted average fair value of options granted	$ -	1.80

As of December 31, 2014 there was $4,000 of total unrecognized compensation cost related to nonvested stock options granted under the Plan. The cost is expected to be recognized over a weighted average period of 1 year.

12. RELATED PARTY TRANSACTIONS

Executive officers and directors and their associates were customers of and had other transactions with the Company in the ordinary course of business. A summary of the changes in outstanding loans to executive officers and directors, or indirectly made for their benefit, for the years ended December 31, 2014 and 2013 is as follows (in thousands):

	2014	2013
Balance of loans outstanding at beginning of year	$ 296	359
New loans and increases in existing loans	-	20
Loan principal payments	(34)	(83)
Balance at end of year	**$ 262**	**296**

Deposits for executive officers, directors and their affiliates were $2,693,000 and $3,041,000 at December 31, 2014 and 2013 respectively.

Legal fees incurred in the ordinary course of business that were paid to Shults & Shults were $51,000 and $65,000 in 2014 and 2013, respectively. Shults & Shults is a partnership owned by David A. Shults, Chairman and Director and Eric Shults, Director both of whom are also shareholders of the Company.

13. REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2014, that the Bank meets all capital adequacy requirements to which it is subject.

The most recent notification from the Federal Deposit Insurance Corporation and the New York State Department of Financial Services categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's regulatory capital amounts and ratios are presented in following table (in thousands):

	Actual Regulatory Capital:		Minimum Regulatory Capital Requirement:		To Be "Well Capitalized" Under Regulatory Capital Requirement:	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2014						
Total Capital (to Risk Weighted Assets)	$ 49,736	17.77 %	$ 22,390	8.00 %	$ 27,988	10.00 %
Tier 1 Capital (to Risk Weighted Assets)	46,636	16.66	11,195	4.00	16,793	6.00
Tier 1 Capital (to Average Assets)	46,636	10.05	18,557	4.00	23,197	5.00
As of December 31, 2013						
Total Capital (to Risk Weighted Assets)	$ 44,992	17.88 %	$ 20,125	8.00 %	$ 25,157	10.00 %
Tier 1 Capital (to Risk Weighted Assets)	42,132	16.75	10,063	4.00	15,094	6.00
Tier 1 Capital (to Average Assets)	42,132	9.76	17,273	4.00	21,591	5.00

The Company's ratios are comparable to the Bank's stated above. The Company's actual Tier I capital ratio (to Average Assets) at December 31, 2014 was 10.19% compared to 10.23% for December 31, 2013.

14. SHAREHOLDERS' EQUITY

The Company is dependent on receipt of dividends from the Bank in order to pay dividends to its shareholders. Payment of dividends by the Bank is limited or restricted in certain circumstances. According to state banking law, approval of the New York State Department of Financial Services is required for the declaration of dividends by a bank in any year in which the dividends declared will exceed its net profits for that year combined with its retained net profits of the preceding two years. Dividends in the amount of $7,234,000 are available from the Bank at December 31, 2014 without the approval of the New York State Department of Financial Services.

15. SUBORDINATED DEBENTURES

On July 16, 2007, Steuben Statutory Trust II, a trust formed by the Company, completed a pooled private offering of $2,000,000 of trust preferred securities. The Company issued $2,062,000 of subordinated debentures to the trust in exchange for ownership of all common security of the trust and the proceeds of the preferred securities sold by the trust. The trust is not consolidated with the Company's financial statements, but rather the subordinated debentures are shown as a liability. The Company's investment in the common stock of the trust was $62,000 and included in other assets. The Company may redeem the subordinated debentures in whole or in part, in a principal amount with integral multiples of $1, on or after September 15, 2012 at 100% of the principal amount, plus accrued and unpaid interest. The subordinated debentures are also redeemable in whole or in part from time to time, upon occurrence of specific events defined within the trust indenture. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years.

The subordinated debentures may be included in Tier I capital (with certain limitations applicable) under current regulatory guidelines and interpretations. The subordinated debentures have a variable rate of interest equal to the three month London Interbank Offered Rate (LIBOR) plus 1.55%. This rate resets on a quarterly basis and was 1.7906% at December 31, 2014.

16. ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank of New York at December 31, 2014 and 2013 were as follows (in thousands):

	2014	2013
Maturities February 2015 through May 2019, fixed rate at rates from 0.39% to 3.80%, averaging 0.89% for December 31, 2014 and 0.95% for December 31, 2013	$ 38,500	38,000

Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. The advances were collateralized by $44,997,000 and $44,943,000 of residential mortgage and commercial real estate loans under a blanket lien arrangement at December 31, 2014 and 2013, respectively. Maturities on these advances as of December 31, 2014 are as follows (in thousands):

Year	Amount
2015	$ 22,500
2016	11,500
2017	1,500
2018	1,500
2019	1,500
Total	**$ 38,500**

17. COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are various outstanding commitments and contingent liabilities, such as guarantees, and commitments to extend credit, which are not reflected in the accompanying financial statements. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although the Company does not anticipate material losses as a result of these transactions. Mortgage and other loan commitments outstanding at December 31, 2014 and 2013 amounted to $48,113,000 and $38,713,000 respectively. Fixed interest rates on mortgage and other loan commitments outstanding can change prior to closing only if interest rates decrease. Variable rate loans float prior to closing. Outstanding commitments on letters of credit at December 31, 2014 and 2013 amounted to $1,460,000 and $1,127,000 respectively.

In the normal conduct of business, the Company is involved in various litigation matters. One of these matters involves a related party of the Company as a co-defendant with the bank with respect to a trust administration matter. In the opinion of management, the ultimate disposition of these matters should not have a materially adverse effect nor is material to the financial position of the Company. The Company had an accrued liability of $60,000 related to this matter at both December 31, 2014 and 2013.

18. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following is changes in Accumulated Other Comprehensive Income (Loss) by component, net of tax, for the years ending December 31, 2014 and 2013 (in thousands):

2014	Unrealized Gains and Losses on Available-for-sale Securities	Defined Benefit Pension Items	Total
Beginning balance	$ 669	(800)	(131)
Other comprehensive income/(loss) before reclassification	1,894	(1,264)	630
Amounts reclassified from accumulated other comprehensive income/(loss)	(120)	13	(107)
Net current period other comprehensive income/(loss)	1,774	(1,251)	523
Ending balance	**$ 2,443**	**(2,051)**	**392**

2013	Unrealized Gains and Losses on Available-for-sale Securities	Defined Benefit Pension Items	Total
Beginning balance	$ 4,691	(2,132)	2,559
Other comprehensive income/(loss) before reclassification	(4,022)	1,194	(2,828)
Amounts reclassified from accumulated other comprehensive income/(loss)	-	138	138
Net current period other comprehensive income/(loss)	(4,022)	1,332	(2,690)
Ending balance	**$ 669**	**(800)**	**(131)**

The following is significant amounts reclassified out of each component of Accumulated Other Comprehensive Income (Loss) for the years ending December 31, 2014 and 2013 (in thousands):

2014 Details about Accumulated Other Comprehensive Income Components	Amount Reclassified from Accumulated Other Comprehensive Income	Affected Line Item in the Statement where Net Income is presented
Unrealized gains and losses on available for sale securities	$ 197	Gain on sale of investments and other assets
	197	Total before tax
	(77)	Tax benefit (expense)
	$ 120	Net of tax
Amortization of defined benefit pension items		
Prior service costs	$ -	
Transition obligation	-	
Actuarial gains/(losses)	(21)	Pension Plan Expense
	(21)	Total before tax
	8	Tax benefit
	$ (13)	Net of tax
Total reclassification for the period	**$ 107**	**Net of tax**

2013 Details about Accumulated Other Comprehensive Income Components	Amount Reclassified from Accumulated Other Comprehensive Income	Affected Line Item in the Statement where Net Income is presented
Unrealized gains and losses on available for sale securities	$ -	Gain on sale of investments and other assets
	-	Total before tax
	-	Tax benefit
	$ -	Net of tax
Amortization of defined benefit pension items		
Prior service costs	$ -	
Transition obligation	-	
Actuarial gains/(losses)	(225)	Pension Plan Expense
	(225)	Total before tax
	87	Tax benefit
	$ (138)	Net of tax
Total reclassification for the period	**$ (138)**	**Net of tax**

Table of Contents

Steuben Trust Corporation and Subsidiaries
Condensed Consolidated Statements of Financial Condition
As of June 30, 2015 and December 31, 2014
(In thousands, except share amounts)

		(Unaudited) June 30, 2015	December 31, 2014
ASSETS			
Cash and due from banks	$	17,331	10,374
Securities available-for-sale		184,037	165,678
Securities held-to-maturity (fair value $4,017 in 2015 and $9,424 in 2014)		3,946	9,302
Loans, net of allowance of $3,130 in 2015 and $3,100 in 2014		264,702	265,857
Premises and equipment, net		6,779	6,914
Accrued interest receivable		1,796	1,701
Intangible assets, net		84	88
Bank owned life insurance		9,166	9,042
Other real estate owned		1,157	1,591
Other assets		3,844	4,194
TOTAL ASSETS	$	**492,842**	**474,741**
LIABILITIES			
Deposits			
Non-interest bearing	$	91,655	97,434
Interest bearing		325,969	285,930
Total deposits		**417,624**	**383,364**
Subordinated debentures		2,062	2,062
Advances from Federal Home Loan Bank		21,000	38,500
Accrued interest payable		90	99
Other liabilities		4,971	4,941
Total liabilities		**445,747**	**428,966**
SHAREHOLDERS' EQUITY			
Common stock - $1 par value; 5,000,000 shares authorized, 1,743,303 shares issued in 2015, 1,738,372 shares issued in 2014	$	1,743	1,738
Additional paid-in capital		4,979	4,818
Undivided profits		42,926	41,339
Accumulated other comprehensive income (loss)		(41)	392
Treasury stock, at cost, 100,649 shares in 2015 and 2014		(2,512)	(2,512)
Total equity		**47,095**	**45,775**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	**492,842**	**474,741**

See accompanying notes to unaudited condensed consolidated financial statements.

Steuben Trust Corporation and Subsidiaries
Condensed Consolidated Statements of Income
Six Months ended June 30, 2015 and 2014 (Unaudited)
(In thousands, except share and per share amounts)

	2015	2014
INTEREST INCOME		
Loans	$ 6,346	5,855
Taxable securities	1,515	1,421
Tax Exempt securities	738	786
Total interest income	**8,599**	**8,062**
INTEREST EXPENSE		
Savings and time deposits	386	326
Federal Home Loan Bank advances	141	162
Subordinated debentures	19	19
Total interest expense	**546**	**507**
Net interest income	8,053	7,555
Provision for loan losses	69	187
Net interest income after provision for loan losses	**7,984**	**7,368**
OTHER INCOME		
Service charges	1,222	1,281
Trust income	528	516
Gain on sale of investments and other assets	202	171
Other	306	373
Total other income	**2,258**	**2,341**
OPERATING EXPENSES		
Salaries and employee benefits	4,064	3,843
Occupancy	449	454
Depreciation and amortization	243	245
Marketing and public relations	78	68
Office supplies, printing, postage and courier	213	208
Professional fees	192	113
Furniture and equipment maintenance	300	300
Other operating	1,274	1,143
Total operating expenses	**6,813**	**6,374**
Income before income taxes	**3,429**	**3,335**
INCOME TAXES	941	959
NET INCOME	$ **2,488**	**2,376**
Less: Net income attributable to non-controlling interest	–	28
NET INCOME ATTRIBUTABLE TO STEUBEN TRUST CORPORATION	$ **2,488**	**2,348**
Basic Earnings Per Share	$ **1.52**	**1.44**
Diluted Earnings Per Share	$ **1.51**	**1.43**

See accompanying notes to unaudited condensed consolidated financial statements.

Steuben Trust Corporation and Subsidiaries
Condensed Consolidated Statements of Comprehensive Income
Six Months ended June 30, 2015 and 2014 (Unaudited)
(In thousands)

	2015	2014
Net Income	$ 2,488	2,376
Other comprehensive income:		
Unrealized gains/losses on securities:		
Unrealized holding gain/(loss) arising during the period	(630)	2,986
Reclassification adjustment for gains included in net income	(76)	(86)
Tax effect	273	(1,122)
Total other comprehensive income (loss), net of tax	(433)	1,778
Comprehensive income	$ 2,055	4,154

See accompanying notes to unaudited condensed consolidated financial statements.

Steuben Trust Corporation and Subsidiaries
Condensed Consolidated Statements of Shareholders' Equity
Six Months ended June 30, 2015 and 2014 (Unaudited)
(In thousands, except share data and per share amounts)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Non-Controlling Interest	Total
BALANCE, DECEMBER 31, 2013	$ 1,728	4,502	38,188	(131)	(2,234)	307	42,360
Net income	-	-	2,348	-	-	28	2,376
Other comprehensive income	-	-	-	1,778	-	-	1,778
Cash dividends paid:							
$0.52 per Common share	-	-	(851)	-	-	(28)	(879)
Stock based compensation plan expense	-	5	-	-	-	-	5
Stock options exercised, including tax benefit							
900 Common shares	-	3	-	-	20	-	23
Treasury shares purchased:							
7,295 Common shares	-	-	-	-	(206)	-	(206)
Stock sold:							
5,277 Common shares	6	158	-	-	-	-	164
BALANCE, JUNE 30, 2014	$ 1,734	4,668	39,685	1,647	(2,420)	307	45,621
BALANCE, DECEMBER 31, 2014	$ 1,738	4,818	41,339	392	(2,512)	-	45,775
Net income	-	-	2,488	-	-	-	2,488
Other comprehensive (loss)	-	-	-	(433)	-	-	(433)
Cash dividends paid:							
$0.55 per Common share	-	-	(901)	-	-	-	(901)
Stock based compensation plan expense	-	2	-	-	-	-	2
Stock options exercised, including tax benefit							
No Common shares	-	-	-	-	-	-	0
Treasury shares purchased:							
No Common shares	-	-	-	-	-	-	0
Stock sold:							
4,931 Common shares	5	159	-	-	-	-	164
BALANCE, JUNE 30, 2015	$ 1,743	4,979	42,926	(41)	(2,512)	-	47,095

See accompanying notes to unaudited condensed consolidated financial statements.

Steuben Trust Corporation and Subsidiaries
Condensed Consolidated Statements of Cash Flows
Six Months ended June 30, 2015 and 2014 (Unaudited)
(In thousands)

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 2,488	2,376
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization	246	268
Provision for loan losses	69	187
Subsequent to acquisition write down of other real estate	31	11
Gain on sale of securities	(76)	(86)
Amortization/accretion on securities available for sale	443	454
Gain on sale of loans held for sale	(126)	(85)
Loss on sale of other real estate	5	4
Stock based compensation plan expense	2	5
Deferred income tax expense	38	-
Net principal disbursed on loans held for sale	(4,859)	(3,457)
Proceeds from sale of loans held for sale	4,985	3,542
Net change in:		
Accrued interest receivable	(95)	(156)
Other assets	384	358
Accrued interest payable	(9)	15
Other liabilities	30	142
Net cash provided by operating activities	**3,556**	**3,578**
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sales of securities available for sale	1,306	2,141
Proceeds from maturities and redemptions of securities available for sale	6,495	4,875
Principal payments on securities available for sale	6,877	5,396
Purchases of securities available for sale	(34,111)	(28,038)
Purchases of securities held to maturity	(4,241)	(6,102)
Proceeds from maturities and redemptions of securities held to maturity	9,598	4,234
Net (increase)/decrease in loans	1,030	(8,528)
Proceeds from sale of other real estate	492	52
Capital expenditures	(68)	(95)
Net cash used in investing activities	**(12,622)**	**(26,065)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in deposits	34,260	25,875
Repayment of Federal Home Loan Bank advances	(23,500)	(14,000)
Proceeds from Federal Home Loan Bank advances	6,000	11,500
Common stock issued, dividend reinvestment plan	164	164
Treasury stock sold	-	23
Treasury stock purchased	-	(206)
Dividends paid	(901)	(879)
Net cash provided by financing activities	**16,023**	**22,477**
NET CHANGE IN CASH AND CASH EQUIVALENTS	**6,957**	**(10)**
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**10,374**	**13,913**
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 17,331**	**13,903**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	2015	2014
Cash paid during the year for:		
Interest	$ 555	492
Income taxes	1,000	425
Non-cash investing activities:		
Transfer from loans to Other Real Estate Owned	56	-

See accompanying notes to unaudited condensed consolidated financial statements.

Steuben Trust Corporation and Subsidiaries
Note 1 - Summary of Significant Accounting Policies

Nature of Operations

Steuben Trust Corporation (the Company) provides a full range of commercial banking services to individual and small business customers through its wholly-owned subsidiary. Steuben Trust Company (the Bank). The Bank's operations are conducted in fourteen branches located in Steuben, Allegany, Livingston, Wyoming and Monroe Counties, in New York. The Company and the Bank are subject to the regulations of certain federal agencies and undergo periodic examinations by those regulatory authorities.

Basis of Presentation

The accompanying consolidated balance sheet as of December 31, 2014 was derived from the audited consolidated financial statements as of and for the year then ended of the Company. The condensed consolidated financial statements at June 30, 2015 and for the six months ended June 30, 2015 and 2014 are unaudited.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. To the extent that information and notes required by GAAP for complete financial statements are contained in or are consistent with the audited financial statements incorporated in the Company's Offering Circular for the year ended December 31, 2014, such information and notes have not been duplicated herein. In the opinion of management, all adjustments (consisting of only normal recurring items) necessary for a fair presentation of the financial position and results of operations and cash flows at and for the periods presented have been included. Amounts in the prior year's consolidated financial statements have been reclassified whenever necessary to conform to the year's presentation. These reclassifications, if any, had no effect on net income or stockholders' equity as previously reported. All material inter-company accounts and transactions have been eliminated in the consolidation. The results of operations for the six months ended June 30, 2015 are not necessarily indicative of results that may be expected for the entire fiscal year ending December 31, 2015. These condensed consolidated financial statements consider events that occurred through the date the consolidated financial statements were issued.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities an disclosure of contingent assets and liabilities at the date of condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Steuben Trust Corporation and Subsidiaries
Note 2 - Investments

The amortized cost and fair value of investment securities, with gross unrealized gains and losses, are as follows at June 30, 2015 and December 31, 2014 (in thousands):

June 30, 2015	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale				
United States Agency securities	$ 46,989	1,829	111	48,707
State and municipal securities	45,511	1,084	189	46,406
U.S. Agency Mortgage-backed securities-residential	85,139	1,238	616	85,761
U.S. Corporate Bonds	3,120	43	-	3,163
Total securities available-for-sale	**$ 180,759**	**4,194**	**916**	**184,037**
Held-to-maturity				
State and municipal securities	$ 3,946	71	-	4,017
Total securities held-to-maturity	**$ 3,946**	**71**	**-**	**4,017**

December 31, 2014	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale				
United States Agency securities	$ 43,035	1,900	195	44,740
State and municipal securities	43,972	1,253	109	45,116
U.S. Agency Mortgage-backed securities-residential	71,553	1,450	355	72,648
U.S. Corporate Bonds	3,134	42	2	3,174
Total securities available-for-sale	**$ 161,694**	**4,645**	**661**	**165,678**
Held-to-maturity				
State and municipal securities	$ 9,302	122	-	9,424
Total securities held-to-maturity	**$ 9,302**	**122**	**-**	**9,424**

Sales of available-for-sale securities for the six months ended June 30, 2015 and 2014 were as follows (in thousands):

	2015	2014
Proceeds	$ 1,306	2,141
Gross gains	76	86
Gross losses	-	-

The tax provision related to these net realized gains was $29,000 for the six months ended June 30, 2015 compared to $34,000 for the six months ended June 30, 2014.

Steuben Trust Corporation and Subsidiaries
Note 2 - Investments (Continued)

The following table sets forth the Company's investment in securities with unrealized losses of less than twelve months and unrealized losses of twelve months or more at June 30, 2015 and December 31, 2014 (in thousands):

	June 30, 2015		December 31, 2014	
Loss For Less Than 12 Months	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Available-for-sale				
United States Agency securities	$ 4,932	34	-	-
State and municipal securities	4,427	63	771	4
U.S. Agency Mortgage-backed securities-residential	24,406	288	5,623	28
U.S. Corporate Bonds	-	-	1,105	2
Total available-for-sale	$ 33,765	385	7,499	34
Held-to-maturity				
State and municipal securities	-	-	-	-
Total held-to-maturity	$ -	-	-	-

	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Loss For 12 Months Or More				
Available-for-sale				
United States Agency securities	$ 7,243	77	11,207	195
State and municipal securities	6,333	126	7,366	105
U.S. Agency Mortgage-backed securities-residential	15,385	328	18,197	327
U.S. Corporate Bonds	-	-	-	-
Total available-for-sale	$ 28,961	531	36,770	627

	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Total				
Available-for-sale				
United States Agency securities	$ 12,175	111	11,207	195
State and municipal securities	10,760	189	- 8,137	109
U.S. Agency Mortgage-backed securities-residential	39,791	616	- 23,820	355
U.S. Corporate Bonds	-	-	- 1,105	2
Total available-for-sale	$ 62,726	916	44,269	661
Held-to-maturity				
State and municipal securities	-	-	-	-
Total held-to-maturity	$ -	-	-	-

On a quarterly basis, the Company preforms an assessment to determine whether there have been any events or economic circumstances indicating that a security with and unrealized loss has suffered other-than-temporary impairment. Consideration is given to (1) the length of time and the extent to which the fair value has been less then the amortized cost basis, (2) the financial condition of the issuer (and guarantor, if any) and adverse conditions specifically related to the security, industry or geographic area, (3) failure of the issuer of the security to make scheduled interest or principal payments, (4) any changes to the rating of a security by rating agency, (5) the presence of credit enhancements, if any, including the guarantee of the federal government or any of its agencies, (6) whether the Company intends to sell or more likely than not be required to sell the debt security, and (7) if the present value of the expected cash flow is not sufficient to recover the entire amortized cost.

Substantially all of the unrealized losses on the Company's securities were caused by market interest rate changes from those in effect when the securities were purchased by the Company. The contractual terms of theses securities do not permit the issuer to settle the securities at a price less than par value. Except for certain state and local government obligations, all securities rated by an independent rating agency carry an investment grade rating.

Steuben Trust Corporation and Subsidiaries
Note 2 - Investments (Continued)

Financial information related to unrated state and government obligations is reviewed for indications of adverse conditions that may indicate other-than-temporary impairment. Because the Company does not intend to sell the securities with unrealized losses and it believes it is not likely to be required to sell the securities before recovery of their amortized cost basis, which may be, and is likely to be, maturity, the Company does not consider these securities to be other-than-temporarily impaired at June 30, 2015. In addition, there were no other-than-temporarily impairment charges for the six months ended June 30, 2015.

The amortized cost and fair value of debt securities at June 30, 2015, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties (in thousands):

	Amortized Cost	Fair Value
Available-for-sale		
Due in one year or less	$ 2,900	2,935
Due after one year through five years	47,444	48,617
Due after five years through ten years	52,602	54,451
Due after ten years	77,813	78,034
Total available-for-sale	**$ 180,759**	**184,037**
Held-to-maturity		
Due in one year or less	$ 2,371	2,376
Due after one year through five years	1,477	1,540
Due after five years through ten years	98	101
Due after ten years	-	-
Total held-to-maturity	**$ 3,946**	**4,017**

Investment securities with carrying amounts of $167,847,000 and $156,340,000 at June 30, 2015 and December 31, 2014, respectively, were pledged to secure deposits as required or permitted by law.

F-31

Steuben Trust Corporation and Subsidiaries
Note 3 - Loans

Loans consist of the following at June 30, 2015 and December 31, 2014, respectivley (in thousands):

	June 30, 2015	December 31, 2014
Residential mortgages and home equity loans	$ 75,566	76,923
Commercial loans	94,354	96,501
Commercial real estate loans	79,035	77,963
Consumer loans	18,297	17,050
Total	267,252	268,437
Net unearned loan origination fees and costs	580	520
Total loans	$267,832	268,957

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments are due. Generally loans are placed on nonaccrual status if the principal and /or interest payments become 90 days or more past due and/or management deems collectability of the principal and/or interest to be in question, as well as when required by regulatory requirements.

F-32

Steuben Trust Corporation and Subsidiaries

Note 3 - Loans (Continued)

The following table presents the recorded investment in loans past due 90 days and over and still accruing and nonaccural loans by classes of the loan portfolio at June 30, 2015 and December 31, 2014 (in thousands):

	June 30, 2015			December 31, 2014		
	Loans Past Due 90 Days and Over and Still Accruing	Nonaccrual	Total	Loans Past Due 90 Days and Over and Still Accruing	Nonaccrual	Total
Commercial	$ -	303	303	$ -	336	336
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	-	-	-	-	-	-
Consumer	-	12	12	-	28	28
Residential	32	214	246	124	242	366
Total	**$ 32**	**529**	**561**	**$ 124**	**606**	**730**

The following table presents the recorded investment in past due loans by classes of the loan portfolio at June 30, 2015 and December 31, 2014 (in thousands):

June 30, 2015	30-59 Days Past Due	60-89 Days Past Due	Greater than 89 days Past Due	Total Past Due	Loans Not Past Due	Total
Commercial	$ 269	11	119	399	93,955	94,354
Commercial Real Estate:						
Construction	-	-	-	-	5,997	5,997
Other	51	-	-	51	72,987	73,038
Consumer	116	25	7	148	18,264	18,412
Residential	484	79	214	777	75,254	76,031
Total	**$ 920**	**115**	**340**	**1,375**	**266,457**	**267,832**

December 31, 2014	30-59 Days Past Due	60-89 Days Past Due	Greater than 89 days Past Due	Total Past Due	Loans Not Past Due	Total
Commercial	$ 954	47	289	1,290	95,192	96,482
Commercial Real Estate:						
Construction	-	-	-	-	5,641	5,641
Other	55	-	-	55	72,267	72,322
Consumer	144	11	28	183	16,967	17,150
Residential	516	76	331	923	76,439	77,362
Total	**$ 1,669**	**134**	**648**	**2,451**	**266,506**	**268,957**

The recorded investment in loans includes loan origination cost and fees, net.

Activity in the allowance for loan losses by portfolio segment for the six months ended June 30, 2015 and 2014 follows (in thousands):

June 30, 2015		Commercial	Commercial Real Estate	Residential	Consumer	Unallocated	Total
Allowance for loan losses:							
Beginning balance	$	1,146	1,433	132	179	210	3,100
Provision for loan losses		8	29	13	5	14	69
Loan charge-offs		(18)	-	(25)	(41)	-	(84)
Recoveries		10	1	-	34	-	45
Total ending allowance balance	$	**1,146**	**1,463**	**120**	**177**	**224**	**3,130**

December 31, 2014		Commercial	Commercial Real Estate	Residential	Consumer	Unallocated	Total
Allowance for loan losses:							
Beginning balance	$	1,243	1,111	187	128	191	2,860
Provision for loan losses		(99)	318	(40)	159	19	357
Loan charge-offs		(11)	(20)	(15)	(155)	-	(201)
Recoveries		13	24	-	47	-	84
Total ending allowance balance	$	**1,146**	**1,433**	**132**	**179**	**210**	**3,100**

Note 3 - Loans (Continued)

The allocation of the allowance for loan losses and the recorded investment in loans by loan segment is as follows at June 30, 2015 and December 31, 2014 (in thousands):

June 30, 2015		Commercial	Commercial Real Estate	Residential	Consumer	Unallocated	Total
Allowance for loan losses:							
Ending allowance balance attributable to loans:							
Individually evaluated for impairment	$	65	-	-	-	-	65
Collectively evaluated for impairment		1,081	1,463	120	177	224	3,065
Total ending allowance balance	$	1,146	1,463	120	177	224	3,130
Loans:							
Individually evaluated for impairment	$	264	906	-	-	-	1,170
Collectively evaluated for impairment		94,090	78,129	76,031	18,412	-	266,662
Total ending loan balance	$	94,354	79,035	76,031	18,412	-	267,832

December 31, 2014		Commercial	Commercial Real Estate	Residential	Consumer	Unallocated	Total
Allowance for loan losses:							
Ending allowance balance attributable to loans:							
Individually evaluated for impairment	$	88	-	-	-	-	88
Collectively evaluated for impairment		1,058	1,433	132	179	210	3,012
Total ending allowance balance	$	1,146	1,433	132	179	210	3,100
Loans:							
Individually evaluated for impairment	$	295	-	-	-	-	295
Collectively evaluated for impairment		96,187	77,963	77,362	17,150	-	268,662
Total ending loan balance	$	96,482	77,963	77,362	17,150	-	268,957

Management is committed to early recognition of loan problems and to maintaining an adequate allowance. At least quarterly, management reviews all commercial and commercial real estate loans and leases and agriculturally related loans with an outstanding principal balance of over $100,000 that are internally risk rated special mention or worse, giving consideration to payment history, debt service payment capacity, collateral support, strength of guarantors, local market trends, industry trends and other factors relevant to the particular borrowing relationship. Through this process, management identifies impaired loans. For loans considered impaired, estimated exposure amounts are based upon collateral vales or present value of expected future cash flows discounted at the original effective interest rate of each loan. For commercial loans and commercial real estate loans, not specifically reviewed, and for homogenous portions of loan portfolios such as residential mortgage loans and consumer loans, estimated exposure amounts are assigned based upon historical net loss experience and current charge-off trends, past due status and management's judgement of the effects of current economic conditions on portfolio performance. In determining and assigning historical loss factors to the various homogeneous portfolios, the Company calculates average new losses over a period of time and compares this average to current levels and trends to ensure that the calculated average loss factor is reasonable.

Significant factors that could give rise to changes in these estimates may include, but are not limited to, changes in economic conditions in the local area, concentration of risk, changes in interest rates and declines in local property values. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary.

The allocation of the allowance to each category does not restrict the use of the allowance to absorb losses in any category.

Note 3 - Loans (Continued)

The following table summarizes information regarding impaired loans by loan portfolio class for the periods indicated (in thousands):

	As of June 30, 2015			For the six months ended June 30, 2015		
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
With no related allowance recorded:						
Commercial	$ -	-	-	-	-	-
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	906	906	-	5	-	-
Residential	-	-	-	-	-	-
With an allowance recorded:						
Commercial	264	264	65	282	-	-
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	-	-	-	-	-	-
Total	$ 1,170	1,170	65	287	-	-

	As of December 31, 2014			For the six months ended June 30, 2014		
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
With no related allowance recorded:						
Commercial	$ -	-	-	162	3	3
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	-	-	-	-	-	-
Residential	-	-	-	-	-	-
With an allowance recorded:						
Commercial	295	295	88	-	-	-
Commercial Real Estate:						
Construction	-	-	-	-	-	-
Other	-	-	-	1,148	-	-
Total	$ 295	295	88	1,310	3	3

Steuben Trust Corporation and Subsidiaries
Note 3 - Loans (Continued)

Credit Quality

The Company utilizes an eight grade internal loan rating system for commercial, commercial real estate, agriculture and agriculture real estate loans. Loans that are rated "0" through "3" are considered "pass" rated loans with low to average risk.

Loans rated a "4" are considered "special mention". These loans have potential weakness that deserves management's close attention. These weaknesses may, if not checked or corrected, weaken the asset or inadequately protect the Company's position at some future date. Borrowers may be experiencing adverse operating trends, or an ill-proportioned balance sheet. Adverse economic or market conditions may also support a special mention rating. Theses assets pose elevated risks, but their weakness does not yet justify a substandard classification.

Loans rated a "5" are considered "substandard". Generally a loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligors and/or the collateral pledged. Substandard loans have a high probability of payment default or they have other well-defined weaknesses. They require more intensive supervision by Company management. Substandard loans are generally characterized by current or unexpected unprofitable operations, inadequate debt service coverage, inadequate liquidity or marginal capitalization.

Loans rated a "6" are considered "doubtful". Loans classified as doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable. There were $118,000 in loans classified as doubtful at June 30, 2015 compared to none at December 31, 2014.

Loans rated a "7" are considered uncollectable ("loss") and of such little value that their continuance as loans is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this basically worthless loan even though partial recovery may be affected in the future. There were no loss loans at June 30, 2015 or December 31, 2014.

On an annual basis, or more often if needed, the Company formally reviews the ratings on all commercial, and commercial real estate loans. The Company also annually engages an independent third party to review a significant portion of loans within these segments. Management uses the results of these reviews as part of its annual review process.

Credit Quality - continued

The following table presents the recorded investment of classes of the commercial and agriculture loan portfolios summarized by the aggregate pass rating and the criticized and classified ratings of special mention and substandard within the Company's internal risk rating system as of June 30, 2015 and December 31, 2014 (in thousands):

June 30, 2015	Not Rated	Pass	Special Mention	Sub-standard	Doubtful	Total
Commercial	$ -	90,924	1,851	1,461	118	94,354
Commercial Real Estate:						
Construction	-	5,997	-	-	-	5,997
Other	-	71,849	118	1,071	-	73,038
Consumer	18,412	-	-	-	-	18,412
Residential	76,031	-	-	-	-	76,031
Total	**$ 94,443**	**168,770**	**1,969**	**2,532**	**118**	**267,832**

December 31, 2014	Not Rated	Pass	Special Mention	Sub-standard	Doubtful	Total
Commercial	$ -	94,271	650	1,422	139	96,482
Commercial Real Estate:						
Construction	-	5,641	-	-	-	5,641
Other	-	72,028	221	73	-	72,322
Consumer	17,150	-	-	-	-	17,150
Residential	77,362	-	-	-	-	77,362
Total	**$ 94,512**	**171,940**	**871**	**1,495**	**139**	**268,957**

Loans within the residential real estate and consumer segments do not have an internal loan rating system. Instead, they are monitored for past due status. Generally, if a residential real estate or consumer loan becomes 90 days past due, it is placed into nonaccrual status and the accrual of interest is discontinued.

Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual if collection of principal or interest is considered doubtful.

Troubled Debt Restructuring

The Company has not identified any troubled debt restructurings during the six months ended June 30, 2015 compared to $74,000 during the six months ended June 30, 2014.

The TDRs described above did not result in a charge-off during the six months ended June 30, 2015 and 2014. There were no TDRs that subsequently defaulted during the six months ended June 30, 2015 and 2014.

Steuben Trust Corporation and Subsidiaries
Note 4 - Pension Plan

The Company participates in the New York State Bankers Retirement System (the "System"), a non-contributory defined benefit pension plan (the "Pension Plan") covering substantially all employees hired prior to March 1, 2009. The plan provides defined benefits based on years of service and final average salary. New employees hired on or after March 1, 2009, are excluded from participation in this plan. The plan was frozen and curtailed to new benefit accruals as of December 31, 2012.

The components of net periodic pension expense (benefit) for the six months ended June 30, 2015 and 2014 are as follows, (in thousands):

	2015	2014
Service cost	$ 54	46
Interest on projected benefit obligation	244	249
Expected return on plan assets	(355)	(343)
Amortization of net loss	103	10
Net periodic pension expense (benefit)	$ 46	(38)

Note 5 - Earnings Per Share (EPS)

The following table presents a reconciliation of the earnings and shares used in calculating basic and diluted EPS for each of the six months ended June 30, 2015 and 2014:

The factors used in earnings per share computation are as follows (in thousands, except share and per share data):

	2015	2014
Basic:		
Net income available to common shareholders	$ 2,488	2,348
Weighted average common shares outstanding	1,640,495	1,635,556
Basic earnings per common share	$ 1.52	1.44
Diluted:		
Net income available to common shareholders	$ 2,488	2,348
Weighted average common shares outstanding for basic earnings per common share	1,640,495	1,635,556
Add: Dilutive effects of stock options	2,401	1,506
Average shares and dilutive potential common shares	1,642,896	1,637,062
Diluted earnings per share	$ 1.51	1.43

There were no stock options for shares of common stock that were not considered in computing diluted earnings per share for the six months for both periods ended June 30, 2015 and 2014 because they were antidilutive.

Steuben Trust Corporation and Subsidiaries
Note 6 - Fair Value Measurements and Fair Values of Financial Instruments

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value.

Investment Securities

The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2).

Impaired Loans

The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisal. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower's financial statements, or aging reports, adjusted or discounted based on management's historical knowledge, changes in market conditions from the time of the valuation, and management's expertise and knowledge of the client and client's business, resulting in Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Other Real Estate Owned

Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Real estate owned properties are evaluated on a quarterly basis for additional impairment and adjusted accordingly. Appraisals for collateral-dependent impaired loans and real estate owned are performed by certified general appraisers whose qualifications and licenses have been reviewed and verified by the Company. Once received, it is reviewed by one of the Company's appraisal reviewers. The assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics are reviewed. On an annual basis, the Company compares the actual selling price of collateral that has been sold to the most recent appraised value to determine what additional adjustment should be made to the appraisal value to arrive at fair value.

Note 6 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at June 30, 2015 and December 31, 2014 are as follows (in thousands):

| | | Fair Value Measurements at June 30, 2015 Using: | | |
| | | Quoted Prices in Active Markets for Identical Assets | Significant Other Observable Inputs | Significant Unobservable Inputs |
Financial Assets	Carrying Value	(Level 1)	(Level 2)	(Level 3)
Securities-available-for-sale				
United States Agency securities	$ 48,707	-	48,707	-
State and municipal securities	46,406	-	46,406	-
U.S. Agency mortgage-backed securities-residential	85,761	-	85,761	-
U.S. Corporate Bonds	3,163	-	3,163	-
Total investment securities available-for-sale	**$ 184,037**	-	**184,037**	-

| | | Fair Value Measurements at December 31, 2014 Using: | | |
| | | Quoted Prices in Active Markets for Identical Assets | Significant Other Observable Inputs | Significant Unobservable Inputs |
Financial Assets	Carrying Value	(Level 1)	(Level 2)	(Level 3)
Securities-available-for-sale				
United States Agency securities	$ 44,740	-	44,740	-
State and municipal securities	45,116	-	45,116	-
U.S. Agency mortgage-backed securities-residential	72,648	-	72,648	-
U.S. Corporate Bonds	3,174	-	3,174	-
Total investment securities available-for-sale	**$ 165,678**	-	**165,678**	-

There were no transfers between Level 1 and Level 2 during the six months ended June 30, 2015 or year ended December 31, 2014.

Steuben Trust Corporation and Subsidiaries

Note 6 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

Assets Measured at Fair Value on a Nonrecurring Basis

For financial assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used at June 30, 2015 and December 31, 2014 are as follows (in thousands):

		Fair Value Measurements at June 30, 2015, Using:		
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans:				
Commercial	$ 199	-	-	199
Commercial Real Estate	906	-	-	906
Other real estate owned, net:				
Commercial	50	-	-	50
Commercial Real Estate	1,051	-	-	1,051
Residential Real Estate	56	-	-	56

		Fair Value Measurements at December 31, 2014 Using		
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans:				
Commercial	$ 207	-	-	207
Other real estate owned, net:				
Commercial	70	-	-	70
Commercial Real Estate	1,521	-	-	1,521

The following table presents quantitative information about Level 3 fair value measurements for financial assets measured at fair value on a nonrecurring basis at June 30, 2015 and December 31, 2014 (amounts in thousands):

June 30, 2015	Fair Value	Valuation Techniques	Unobservable Inputs	Weighted Average
Impaired Loans:				
Commercial	$ 199	Sales comparison approach	Adjust for differences between comparable sales	18.4%
Commercial real estate	906	Sales comparison approach	Adjust for differences between comparable sales	7.0%
Real estate owned:				
Commercial	50	Sales comparison approach	Estimate of value from real estate broker	6.0%
Commercial real estate	1,101	Income approach	Capitalization rate	9.0%
Residential	56	Sales comparison approach	Adjust for differences between comparable sales	6.0%

December 31, 2014	Fair Value	Valuation Techniques	Unobservable Inputs	Weighted Average
Impaired Loans:				
Commercial real estate	$ 207	Sales comparison approach	Adjust for differences between comparable sales	18.1%
Real estate owned:				
Commercial	70	Sales comparison approach	Estimate of value from real estate broker	6.0%
Commercial real estate	1,521	Income approach	Capitalization rate	9.6%

F-44

Steuben Trust Corporation and Subsidiaries
Note 6 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The carrying amounts and estimated fair values of the Company's financial instruments at June 30, 2015 and December 31, 2014 are presented in the following table: This table includes those financial assets and liabilities that are not measured and reported at fair value on a recurring basis or nonrecurring basis (in thousands):

	Carrying Amount	Fair Value Measurements at June 30, 2015 Using:			Total
		Level 1	Level 2	Level 3	
Financial assets					
Cash and due from banks	$ 17,331	17,331	-	-	17,331
Securities available-for-sale	184,037	-	184,037	-	184,037
Securities held-to-maturity	3,946	-	4,017	-	4,017
Net loans	264,702	-	-	266,686	266,686
Accrued interest receivable	1,796	-	1,032	764	1,796
Financial liabilities					
Demand and savings deposits	(286,527)	(286,527)	-	-	(286,527)
Time deposits	(131,097)	-	(131,218)	-	(131,218)
Advances from FHLB	(21,000)	-	(21,117)	-	(21,117)
Subordinated debentures	(2,062)	-	(1,737)	-	(1,737)
Accrued interest payable	(90)	-	(90)	-	(90)

	Carrying Amount	Fair Value Measurements at December 31, 2014 Using:			Total
		Level 1	Level 2	Level 3	
Financial assets					
Cash and due from banks	$ 10,374	10,374	-	-	10,374
Securities available-for-sale	165,678	-	165,678	-	165,678
Securities held-to-maturity	9,302	-	9,424	-	9,424
Net loans	265,857	-	-	267,508	267,508
Accrued interest receivable	1,701	-	995	706	1,701
Financial liabilities					
Demand and savings deposits	(245,661)	(245,661)	-	-	(245,661)
Time deposits	(137,703)	-	(137,798)	-	(137,798)
Advances from FHLB	(38,500)	-	(38,530)	-	(38,530)
Subordinated debentures	(2,062)	-	(1,652)	-	(1,652)
Accrued interest payable	(99)	-	(99)	-	(99)

Steuben Trust Corporation and Subsidiaries
Note 6 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

Cash and Due From Banks: The carrying amount of cash and due from banks approximates the fair value.

Loans: The fair value is estimated using an internally generated cash flow, consisting of beginning known or estimated maturities, known or estimated principal payments, and assumed prepayments. Each month's cash flow is then discounted to the current market or discount rate. The discount rate for fair value purposes is the current offering rate for the same loan category. The sum of the values for each period is aggregated to produce a value for the position as a whole.

Time Deposits: The fair value is estimated using internally generated cash flows, consisting of beginning known or estimated maturities, known or estimated principal payments, and usually a small assumed early withdrawal. Each month's cash flow is then discounted to that month's current market or discount rate modified by a constant spread. The current market rate varies by month, and is based on the LIBOR/swap curve. The sum of the values for each period is aggregated to produce a value for the position as a whole.

Advances from FHLB-: The fair values of the Company's Federal Home Loan Bank advances are estimated using discounted cash flow analyses based on the current borrowings for similar types of borrowing arrangements resulting in a Level 2 classification.

Subordinated Debt: The fair values of the Company's subordinated debentures are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 2 classification.

Accrued Interest Receivable/Payable: The carrying amount of accrued interest approximates fair value resulting in a Level 2 or Level 3 classification, is consistent with the classification of the asset or liability they are associated with.

Off-balance Sheet Instruments: Fair values for off-balance sheet , credit -related financial instruments are based on fees currently charged to enter into similar agreements , taking into account the remaining term of the agreements and the counter parties credit standing. The fair value of commitments and off balance sheet financial instruments is not material.

Note 7 - Other Real Estate Owned

Other real estate owned as of June 30, 2015 and December 31, 2014 was as follows (in thousands):

	2015	2014
Other real estate owned	$ 1,208	1,852
Valuation allowance	(51)	(261)
Net other real estate owned	**$ 1,157**	**1,591**

Activity in the valuation allowance for the six months ended June 30, 2015 and 2014 was as follows (in thousands):

	2015	2014
Beginning of Period	$ 261	280
Additions charged to expense	31	11
Direct write-downs	(241)	(15)
End of Period	**$ 51**	**276**

Expenses related to foreclosed assets for the six months ended June 30, 2015 and 2014 include (in thousands):

	2015	2014
Net loss/(gain) on sales	$ 5	4
Provision for unrealized losses	31	11
Operating expenses, net of rental income	2	(17)
End of Period	**$ 38**	**(2)**

ANNEX 1

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

STEUBEN TRUST CORPORATION
SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The purpose of the **STEUBEN TRUST CORPORATION** (the "Corporation") **SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN** (the "Plan") is to provide the holders of record of the Corporation's Common Stock (the "Common Stock") with a simple and convenient method of investing cash dividends paid on the Corporation's Common Stock in the purchase of, as well as enabling them to make additional cash payments to purchase, additional shares of Common Stock. The terms and conditions of the Plan are as follows.

      1.   **ELIGIBILITY TO PARTICIPATE IN PLAN.** All holders of record of Common Stock are eligible to participate in the Plan. Beneficial owners of Common Stock whose shares are held for them in registered names other than their own, such as in the names of brokers, bank nominees or trustees, should, if they wish to participate in the Plan, either arrange for the holder of record to join the Plan or have the shares they wish to enroll for participation in the Plan transferred to their own names.

      2.   **ELECTION TO PARTICIPATE IN PLAN.** Any holder of record of Common Stock may elect to participate in the Plan (a "Participant") by returning to American Stock Transfer and Trust Company, LLC, the Corporation's Transfer Agent and the Administrator of the Plan (the "Agent"), a properly completed Authorization Form as attached hereto. The completed Authorization Form appoints the Agent as the Participant's agent in the capacity of Plan Administrator for the Participant and authorizes:

      (a) the Corporation to pay to the Agent, for credit to the Participant's account under the Plan (a "Plan Account"), all cash dividends payable on the Common Stock ("Dividends") that the Participant has enrolled in the Plan;

      (b) the Agent, as agent, to credit to the Participant's Plan Account any Dividends paid, as well as any shares of Common Stock distributed as a non-cash dividend or otherwise, on the shares of Common Stock credited to the Participant's Plan Account;

      (c) the Agent, as agent, to apply all such Dividends received to the purchase of additional shares of Common Stock; and

      (d) the Agent, as agent, to apply all voluntary Additional Cash Payments made by the Participant under the Plan (as further described below) to the purchase of additional shares of Common Stock,

all in accordance with the further terms and conditions of the Plan.

Participants may elect to reinvest Dividends paid on all or only a portion of the Common Stock registered in their names and/or held in their Plan Accounts by designating such election on the Authorization Form. The Internal Revenue Service ("IRS") currently requires Participants to reinvest Dividends on a minimum of ten percent (10%) of the Common Stock registered in their name(s) and/or held in their Plan Accounts. Participants electing partial reinvestment of Dividends must designate the number of whole shares for which they want to receive cash payment of Dividends, which must equal ninety percent (90%) or less of the number of whole shares registered in their names and/or held in their Plan Accounts. Dividends paid on all other shares registered in the Participant's name and all other shares held in the Participant's Plan Account will be reinvested in additional shares of Common Stock.

Participants may at any time deposit any Common Stock certificates in their possession with the Agent to be credited to the Participant's Plan Account. Such shares will be transferred into the name of the Agent or its nominee, as agent for the Participant under the Plan, and thereafter treated in the same manner as shares purchased through the Plan.

Reinvestment levels may be changed from time to time as a Participant desires by submitting a new Authorization Form to the Agent. To be effective with respect to a particular Dividend, any such change must be received by the Agent at least five business days before the record date for that Dividend.

      3.   **PLAN ACCOUNT.** After receipt of a properly completed Authorization Form, the Agent will open a Plan Account for the Participant as Plan Administrator and agent for the Participant and will credit to such Plan Account:

(a) all Dividends received by the Agent from the Corporation on shares of Common Stock registered in the Participant's name and enrolled in the Plan by the Participant, commencing with the first Dividend paid following receipt of the Authorization Form by the Agent (which must be received at least five business days prior to the record date of a Dividend to be effective with respect to that Dividend);

(b) all Dividends received by the Agent on any full or fractional shares credited to the Participant's Plan Account;

(c) all Additional Cash Payments (as further described below) received by the Agent from the Participant to purchase additional shares of Common Stock;

(d) all full or fractional shares purchased for the Participant's Plan Account after making appropriate deductions for the purchase prices paid for such shares; and

(e) any shares of Common Stock distributed by the Corporation as a dividend or otherwise on shares credited to the Participant's Plan Account.

4. **ADDITIONAL CASH PAYMENTS.** Any Participant may from time to time elect to purchase additional shares of Common Stock through the Plan by using a Plan Authorization Form to make voluntary additional cash payments to the Agent of not less than $100.00 nor more than $5,000.00 per quarter ("Additional Cash Payments"), which will be used to purchase additional shares on a quarterly basis as further described below. For purposes of the Plan, a new quarter will begin on the day following a dividend payment date. All shares purchased with Additional Cash Payments will be credited to the Participant's Plan Account (unless the Agent is instructed otherwise by the Participant on the Authorization Form).

5. **PURCHASES OF SHARES.** Dividends credited to a Participant's Plan Account will be invested in the purchase of additional shares of Common Stock on or about the payment date for that Dividend, generally within ten business days. Additional Cash Payments made by a Participant will be invested in the purchase of additional shares of Common Stock on or about the payment date for the next succeeding Dividend following receipt of such payment. Since no interest will be paid on Additional Cash Payments held by the Agent pending the investment of such funds, it is suggested that any such payments a Participant may wish to make be sent so as to reach the Agent no later than five business days prior to the record date for the next succeeding Dividend. Any Additional Cash Payments received during a quarter will be returned by mail to the Participant, at the address shown on the Agent's records, if written notification requesting such return is received by the Agent on or before the last business day prior to the next Dividend record date.

All shares purchased hereunder may be purchased on any securities exchange where the Common Stock is traded, in the over-the-counter market, in privately negotiated transactions, or from Participants who have directed the Agent to sell their Common Stock, and may be on such terms as to price, delivery, and otherwise, and may be executed through such brokers, and otherwise, as the Agent shall determine in its sole discretion. Additionally, whenever and to the extent so directed by the Corporation from time to time in its sole discretion, the Agent shall purchase such shares directly from the Corporation in accordance with the further terms of this Plan. In making purchases hereunder, the Agent may commingle the funds of each Participant with those of the other Participants.

For purchases made directly from the Corporation, the price of the Common Stock so purchased will be the fair market value per share of the Corporation's Common Stock at the time of such purchase, as determined by the Board of Directors. The Board of Directors has determined that the "fair market value" per share price of the Company's Common Stock will be the greater of (a) the weighted-average stock price for the Company's stock over the 90 days preceding the "ex-dividend" date, (b) the simple average stock price for the Company's stock over the 90 days preceding the "ex-dividend" date, or (c) the Company's book value as of the end of the month in which the dividend is declared. If the Board of Directors determines that the price so calculated does not reflect the fair market value of the Company's Common Stock, Plan participants will be so notified in accordance with the provisions of the Plan. For purchases made in the open market or otherwise than directly from the Corporation, such purchases will be made at prices not exceeding the then fair market value of the Company's Common Stock price determined as set forth above, and the price to each participant's account will be based on the average price of all shares so purchased. The price per share of the Corporation's Stock shall equal the weighted average of the fair market value of the Common Stock purchased from the Company, determined as described above, and the weighted average of the purchase price of the Common Stock acquired on the open market or in negotiated transactions. Upon each purchase of shares hereunder, the Plan Account of each Participant will be reduced by the balance to be invested from that Plan Account and credited with a number of shares, including fractional shares, equal to the balance to be invested from that Plan Account divided by the purchase price applicable to such transaction determined as described above.

6.   **ACCOUNT STATEMENTS.** As soon as practicable following the end of each quarter in which there is a transaction in a Participant's Plan Account, the Participant will receive a detailed statement (the "Statement") showing, as applicable:

(a) any Dividend paid on the Participant's Common Stock participating in the Plan;

(b) any Additional Cash Payments received from the Participant during that quarter;

(c) the purchase prices and numbers of shares purchased during that quarter for the Participant's Plan Account with the funds held in such Account;

(d) the number of shares withdrawn from the Participant's Plan Account; and

(e) as of the date of the Statement, the total number of shares of Common Stock owned by the Participant that are participating in the Plan.

The last Statement of the year will show the aggregate amount of brokerage fees, if any, paid by the Corporation in respect of shares purchased for the Participant's Plan Account.

7.   **ISSUANCE OF CERTIFICATES.** Shares purchased under the Plan will be registered in the name of the Agent or its nominee, as agent for the Participant under the Plan. No certificates will be issued to a Participant for the Common Stock in the Participant's Plan Account unless requested in writing or the Plan Account is terminated as hereinafter provided. Certificates for any number of whole shares of Common Stock credited to a Participant's Plan Account will be issued to a Participant upon written request sent to the Agent at the address indicated below. A Participant may either furnish separate written instructions to the Agent each time the Participant desires that certificates be issued or furnish the Agent with blanket instructions covering all whole shares of Common Stock credited to the Participant's Plan Account from time to time under the Plan. No certificates for fractional shares will be issued notwithstanding any request therefor, but dividends on a fractional interest in shares will be credited to a Participant's Plan Account.

8.   **FEES.** The Corporation has agreed to pay all brokerage commissions and Agent service charges in connection with the administration and operation of the Plan. The Agent may charge a Participant for additional services performed by the Agent at the request of the Participant and not provided for herein.

9.   **TAXES.** It is understood that the automatic investment of dividends under this Plan does not relieve the Participant of any income taxes which may be payable on such dividends. The Agent will comply with all applicable IRS requirements concerning the withholding of taxes on dividend payments and filing of information returns for dividends credited to each Participant's Plan Account. Any amounts required to be withheld will be deducted from each Dividend prior to investment. Each Participant will be provided annually with the information provided by the Agent to the IRS that year either through receipt of a duplicate of the informational return filed by the Agent with the IRS or in a year-end Statement each calendar year. With respect to foreign Participants whose Dividends are subject to United States income tax withholding, the Agent will comply with all applicable IRS requirements concerning the amount of tax to be withheld, which will be deducted from each Dividend prior to investment. The Agent will also report to each Participant the Participant's pro-rata share of the Agent's administrative fees paid by the Corporation on behalf of all Participants.

10.   **VOTING OF PLAN SHARES.** With respect to meetings of the Corporation's shareholders for which proxies are solicited, a Participant will receive a single proxy card covering all shares registered in the Participant's name as well as all shares credited to the Participant's Plan Account. If no shares are registered in a Participant's name, a proxy card will be furnished to the Participant covering all shares credited to the Participant's Plan Account. In either situation, all whole and fractional shares held in a Participant's Plan Account will be voted as directed by the Participant. If a Participant does not return a signed proxy card as instructed, such shares will not be voted.

11.   **TERMINATION.** Participation in the Plan may be terminated at any time by a Participant giving written notice to such effect to the Agent. If the termination request is received less than five business days prior to a Dividend record date, the request will not be processed until after that Dividend has been invested and the shares purchased credited to

the Participant's Plan Account. As promptly as possible following receipt of such notice, a certificate will be issued for all whole shares of Common Stock held in the Participant's Plan Account. The Corporation and the Agent reserve the right to terminate the Participant's Plan Account immediately upon sending written notice to the Participant at the Participant's last known address as shown on the Agent's Plan records. In every case of termination, the Participant's interest in any fractional shares of Common Stock will be paid in cash based on the fair market value of the Corporation's Common Stock on the date the Agent receives such termination notice. In every case of termination, uninvested voluntary cash payments credited to the Participant's Plan Account will be returned to the Participant in cash without interest. The Agent shall terminate the Participant's Plan Account upon receipt of written notice of the Participant's death or adjudication of incompetency, provided, however, in the event of any such notice the Agent shall retain all payments received and/or shares of Common Stock in the Participant's Plan Account until the Participant's legal representative shall have been appointed and furnished proof satisfactory to the Agent of his/her right to receive such payments and/or shares of Common Stock.

12.   CHANGES IN CAPITALIZATION. The Common Stock held by the Agent for Participants shall fully participate in any stock dividend, stock split, split-up, spin-off, recapitalization, merger, consolidation, exchange of shares or other such transaction involving the Common Stock of the Corporation in accordance with the terms of such transaction. In the event that the Corporation makes available to its shareholders rights to purchase additional shares, debentures or other securities, each Participant shall have the right to exercise such rights arising from whole shares credited to the Participant's Plan Account in accordance with the terms and conditions of such rights. The Agent may, in its sole discretion, hold the Common Stock of all Participants together in its name or in the name of its nominee.

13.   LIABILITY. Neither the Agent nor the Corporation, nor any of their respective Directors, officers, employees or agents shall be liable hereunder for any act or failure to act, including without limitation, for any claim of liability (a) arising out of any failure to terminate a Participant's Plan Account upon such Participant's death or adjudication of incompetency prior to receipt of written notice of such death or incompetency; (b) with respect to the prices at which the Common Stock is purchased or sold for a Participant's Plan Account or the timing of, or terms on which, such purchases or sales are made; or (c) with respect to the value at any time of the Common Stock acquired for or credited to a Participant's Plan Account. It is understood that government regulation may require the temporary curtailment or suspension of purchases under the Plan. Neither the Agent nor the Corporation, nor any of their respective Directors, officers or employees shall have any liability in connection with any inability to purchase Common Stock or the timing of any purchases.

14.   SPENDTHRIFT PROVISION. A Participant may not sell, pledge, hypothecate or otherwise assign or transfer any cash or Common Stock credited to the Participant's Plan Account, nor any other interest therein. No attempt to effect any such sale, pledge, hypothecation, or other assignment or transfer shall be effective.

15.   NOTICES. All notices, requests or other communications from Participants relating to the Plan shall be addressed as follows:

American Stock Transfer & Trust Company, LLC
Attention: Dividend Reinvestment Department
6201 15th Avenue
Brooklyn, NY 11219
1-800-937-5449

Each Participant agrees to notify the Agent promptly in writing of any change of address. Notices, requests or other communications from the Agent to a Participant relating to the Plan shall be addressed to the Participant at the Participant's last known address as reflected in the Agent's records and shall be deemed given when received by the Participant or five days after mailing, whichever first occurs.

16.   AMENDMENT; TERMINATION. The Corporation and the Agent each reserve the right to suspend, to modify (subject to any requisite authorization or approval by regulatory agencies having jurisdiction) and to terminate the Plan or any Participant's participation in the Plan at any time by written notice given to all Participants or such Participant, as the case may be. The Corporation and the Agent each also reserve the right to adopt, and from time to time to change, such administrative rules and regulations (not inconsistent in substance with the basic provisions of the Plan then in effect) as they deem desirable or appropriate for the administration of the Plan.

17.   **GOVERNING LAW.** The Plan and all Plan Accounts established thereunder shall be governed by and construed in accordance with the laws of the State of New York and the rules and regulations of the Securities and Exchange Commission, as they may be changed or amended from time to time.

Adopted July 11, 2013
Amended August 13, 2015

ANNEX 2

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
AUTHORIZATION FORM

STEUBEN TRUST CORPORATION
Share Owner Dividend Reinvestment and Stock Purchase Plan

Check only one of the following options:

☐ **FULL DIVIDEND REINVESTMENT**

I want to reinvest all cash dividends on shares now or subsequently registered in my name and account, as well as cash dividends on all shares credited to my account under the Plan. I understand that I may also make additional cash investments of not less than $100 per payment up to a maximum amount of $5,000 per quarter. (Complete if applicable) I also wish to make an additional cash investments at this time and have, therefore, enclosed a check or money order (payable to American Stock Transfer & Trust Company) in the amount of $_____.

☐ **PARTIAL DIVIDEND REINVESTMENT**

I want to reinvest cash dividends on some of the shares currently registered in my name and account, and continue to receive cash dividends on the remaining shares. Therefore, please reinvest the cash dividends on _____ shares. (*Must be on a minimum of ten (10%) percent of the common stock registered in participant's name(s) or held in plan accounts as currently required by the Internal Revenue Service.*) I understand that I may also make additional cash investments of not less than $100 per payment up to a maximum amount of $5,000 per quarter. (Complete if applicable) I also wish to make an additional cash investment at this time and have, therefore, enclosed a check or money order (payable to American Stock Transfer & Trust Company) in the amount of $_____.

☐ **ADDITIONAL CASH INVESTMENT ONLY**

I wish to make additional cash investments of not less than $100 per payment up to a maximum amount of $5,000 per quarter. I have enclosed a check or money order (payable to American Stock Transfer & Trust Company) in the amount of $_____.

I understand that, regardless of which option I have selected above, dividends on all shares held in my Plan account will be reinvested.

(Please sign on other side of this card)

Share Owner Dividend Reinvestment
 and Stock Purchase Plan
For Share Owners of
Steuben Trust Corporation

Return to:
American Stock Transfer & Trust Company LLC
Attention: Dividend Reinvestment Department
6201 15th Avenue
Brooklyn, NY 11219

Date_____

Signatures of all registered owners

_____

_____

This is Not a Proxy

PART III

EXHIBITS

Exhibit Index

Exhibit Number	Description	Sequential Page Location
2.1	Certificate of Incorporation of Steuben Trust Corporation as amended.	*
2.2	Amended and Restated Bylaws of Steuben Trust Corporation	*
3.1	Authorization Form for Company's Dividend Reinvestment and Stock Purchase Plan	See Annex 2 to Offering Circular
3.2	Form of Stock Certificate of Steuben Trust Corporation	*
3.3	Indenture for Junior Subordinated Debenture Dated July 16, 2007, for Steuben Statutory Trust II A subsidiary of Steuben Trust Corporation (omitted but the issuer agrees to provide to the Commission upon request)	*
6.1	Change in Control Agreement between Steuben Trust Company and Brenda L. Copeland dated March 12, 2009	*
6.2	Steuben Trust Corporation 2010 Long-Term Stock Incentive Plan effective April 15, 2010	*
6.3	Amended and Restated Director Deferred Fee Agreement between Steuben Trust Company and Robert U. Blades, Jr. dated March 13, 2008	*
6.4	First Amendment to the Steuben Trust Company Split Dollar Agreement between Steuben Trust Company And Robert U. Blades, Jr. dated December 17, 2009	*
6.5	Amended and Restated Director Deferred Fee Agreement between Steuben Trust Company and Brenda L. Copeland dated March 13, 2008	*
6.6	Director Deferred Fee Agreement between Steuben Trust Company and Edward G. Coll, Jr. dated September 1, 1998	*
6.7	Split Dollar Agreement between Steuben Trust Company and Edward G. Coll, Jr. dated December 21, 1998	*
6.8	Director Deferred Fee Agreement between Steuben Trust Company and Charles M. Edmondson dated December 30, 2008	*
6.9	Split Dollar Agreement between Steuben Trust Company And Charles M. Edmondson dated November 16, 2009	*

6.10	Amended and Restated Director Deferred Fee Agreement Between Steuben Trust Company and Stoner E. Horey Dated March 13, 2008	*
6.11	Director Deferred Fee Agreement between Steuben Trust Company and Stoner E. Horey dated September 1, 1998	*
6.12	Amended and Restated Director Deferred Fee Agreement Between Steuben Trust Company and Charles D. Oliver dated March 13, 2008	*
6.13	Split Dollar Agreement between Steuben Trust Company And Charles D. Oliver dated December 21, 1998	*
6.14	Amended and Restated Director Deferred Fee Agreement between Steuben Trust Company and Kenneth D. Philbrick dated March 13, 2008	*
6.15	First Amendment to the Split Dollar Agreement Between Steuben Trust Company and Kenneth D. Philbrick dated February 5, 2010	*
6.16	Amended and Restated Director Deferred Fee Agreement between Steuben Trust Company and David A. Shults dated March 13, 2008	*
6.17	First Amendment to the Split Dollar Agreement Between Steuben Trust Company and David A. Shults dated December 17, 2009	*
6.18	Amended and Restated Director Deferred Fee Agreement between Steuben Trust Company and Eric Shults dated March 13, 2008	*
6.19	First Amendment to the Split Dollar Agreement and Split Dollar Policy Endorsement between Steuben Trust Company And Eric Shults dated April 19, 2001	*
6.20	Amended and Restated Executive Deferred Compensation Agreement between Steuben Trust Company and Brenda L. Copeland dated March 13, 2008	*
6.21	Executive Deferred Compensation Agreement between Steuben Trust Company and Hans R. Kunze dated March 30, 2008	*
6.22	Executive Deferred Compensation Agreement between Steuben Trust Company and James R. McCormick Dated May 30, 2008	*
6.23	Executive Deferred Compensation Agreement between Steuben Trust Company and L. Victor Myers dated May 30, 2008	*
6.24	Executive Deferred Compensation Agreement between Steuben Trust Company and Kenneth D. Philbrick Dated September 1, 1998	*

6.25	First Amendment to the Amended September Dollar Agreement dated December 14, 2001 between Steuben Trust Company and Kenneth D. Philbrick dated February 5, 2010	*
6.26	Executive Deferred Compensation Agreement between Steuben Trust Company and Theresa B. Sedlock dated June 1, 2008	*
6.27	Executive Deferred Compensation Agreement between Steuben Trust Company and Natalie M. Willoughby Dated May 29, 2008	*
6.28	Retainer Fee Agreement with the law firm of Shults and Shults dated April 16, 2013	*
10.1	Consent of Crowe Horwath LLP	*
10.2	Consent of Underberg & Kessler LLP	*
10.3	Consent of Crowe Horwath LLP dated October 3, 2015	102
11.1	Opinion of Underberg & Kessler LLP	*
15.1	Power of Attorney	*
15.2	Power of Attorney dated April 16, 2015	103

*

Exhibit 10-3

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Registration Statement No. 024-10363 of Steuben Trust Corporation on Post Qualification Amendment No. 4 to Form 1-A, of our report dated February 12, 2015 on the consolidated financial statements of Steuben Trust Corporation.

Crowe Horwath LLP

Crowe Horwath LLP

Livingston, New Jersey
October 2, 2015

Exhibit 15-2

STEUBEN TRUST CORPORATION

POWER OF ATTORNEY

The Issuer and each person whose signature appears below hereby appoints Brenda L. Copeland and James P. Nicoloff, and each of them, as attorneys-in fact, each with full power of substitution, to execute in their names and on behalf of the Issuer and each such person, individually and in capacity stated below, one or more amendments (including post-effective amendments) to this Offering Statement as the attorney-in-fact acting on the premise shall from time to time deem appropriate and to file any such amendment to this Offering Statement with the Securities and Exchange Commission. This Power of Attorney may be executed in counterparts, all of which when taken together shall constitute one and the same instrument.

Date: April 16, 2015
*David A. Shults
David A. Shults, Director and
Chairman of the Board

Date: April 16, 2015
*Robert U. Blades
Robert U. Blades, Jr., Director

Date: April 16, 2015
/s/ Brenda L. Copeland
Brenda L. Copeland, President and
Chief Executive Officer (Principal Executive Officer)

Date: April 16, 2015
*Michael E. Davidson
Michael E. Davidson, Director

Date: April 16, 2015
*Charles M. Edmondson
Charles M. Edmondson, Director

Date: April 16, 2015
*Stoner E. Horey
Stoner E. Horey, Director

Date: April 16, 2015
*L. Victor Myers
L. Victor Myers, Director

Date: April 16, 2015
*Amanda S. Parker
Amanda S. Parker, Director

Date: April 16, 2015
*Charles D. Oliver
Charles D. Oliver, Director

Date: April 16, 2015
*Eric Shults
Eric Shults, Director

Date: April 16, 2015
*Sherry C. Walton
Sherry C. Walton, Director

Date: April 16, 2015
*Brian L. Wilkins
Brian L. Wilkins, Director

SIGNATURES

The Issuer. The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hornell, New York, on this 2nd day of October, 2015.

STEUBEN TRUST CORPORATION

By: /s/ James P. Nicoloff
James P. Nicoloff, Executive Vice President
and Chief Financial Officer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated:

Date: October 2, 2015   /s/ Brenda L. Copeland
                                    Brenda L. Copeland, President and
                                    Chief Executive Officer (Principal Executive Officer)

Date: October 2, 2015   /s/ James P. Nicoloff
                                    James P. Nicoloff, Executive Vice President,
                                    Treasurer and Chief Financial Officer (Principal
                                    Financial Officer and Principal Accounting Officer)

Date: October 2, 2015   *David A. Shults
                                    David A. Shults, Director and
                                    Chairman of the Board

Date: October 2, 2015   *Robert U. Blades
                                    Robert U. Blades, Jr., Director

Date: October 2, 2015   *Michael E. Davidson
                                    Michael E. Davidson, Director

Date: October 2, 2015   *Charles M. Edmondson
                                    Charles M. Edmondson, Director

Date: October 2, 2015   *Stoner E. Horey
                                    Stoner E. Horey, Director

Date: October 2, 2015   *L. Victor Myers
                                    L. Victor Myers, Director

Date: October 2, 2015   *Charles D. Oliver
                                    Charles D. Oliver, Director

Date: October 2, 2015   *Amanda S. Parker
                                    Amanda S. Parker, Director

Date: October 2, 2015   *Eric Shults
                                    Eric Shults, Director

Date: October 2, 2015   *Sherry C. Walton
                                    Sherry C. Walton, Director

Date: October 2, 2015   *Brian L. Wilkins
                                    Brian L. Wilkins, Director

*By /s/ James P. Nicoloff
James P. Nicoloff, as Attorney in Fact